

Amer Group Plc

STOCK EXC
August 5,

AMER GROUP'S INTERIM REPORT JANUARY - JUNE 2003

For the period 1 January to 30 June 2003, Amer Group's net sales were EUR 535.7 million (January - June 2002: EUR 552.2 million). Operating profit amounted to EUR 24.8 million (2002: EUR 38.5 million). Profit before extraordinary items totalled EUR 20.7 million (2002: EUR 35.5 million) and earnings per share were EUR 0.61 (2002: EUR 1.10). Amer Group's net sales for 2003 as a whole are expected to be similar to 2002's (2002: EUR 1,101.9 million), whereas operating profit is expected to be around EUR 70-80 million (2002: EUR 103.0 million).

Continued weak demand for sports equipment, especially in the USA, negatively impacted Amer Group's operations during the first half of 2003. In particular, the Group's golf equipment sales were clearly below expectations. Furthermore, the strong euro, especially against the US dollar, is also having a negative impact on the Group's growth. Foreign exchange rate movements reduced net sales by EUR 66 million but had no major impact on operating profit. The acquisition of Precor increased net sales by EUR 85.8 million.

Q2 NET SALES AND RESULTS

The seasonality of the Group's businesses was clearly in evidence in the second quarter, which is low season for Winter Sports and high season for Golf. Thus the Winter Sports division is focusing on producing its products for the coming winter sports season, for which deliveries mainly take place in the latter part of the year.

Second quarter net sales were EUR 251.8 million (2002: EUR 262.8 million). Sales of golf equipment in particular were slower than expected. Foreign exchange rate movements reduced net sales by EUR 34 million. Operating profit was EUR 9.5 million (2002: EUR 23.2 million). Profit before extraordinary items totalled EUR 7.6 million (2002: EUR 20.8 million).

HALF YEAR NET SALES AND RESULTS

Amer Group's consolidated net sales during the first half of 2003 were EUR 535.7 million (2002: EUR 552.2 million). The Group's operating profit was EUR 24.8 million (2002: EUR 38.5 million). Profit before extraordinary items amounted to EUR 20.7 million compared to EUR 35.5 million in the first half of 2002. Demand for sports equipment remained weak, particularly in the USA. Foreign exchange rate movements reduced net sales by EUR 66 million, due to the strengthening of the euro especially against the US dollar, but didn't have major impact on operating profit.

Geographically, sales were similar to 2002 in North America and in Europe but declined by 22% in Japan and by 7% in Asia Pacific. Sales in North America were boosted by the first time contribution of Precor which was acquired at the end of 2002.

Across the Group's divisions between January and June, the Team Sports Division continued to perform well. In the golf equipment market, competition continued to be tough and the Golf Division's sales were clearly down compared to last year. The Racquet Sports Division's sales were also lower than 2002's. Sales of Sports Instruments were reduced by a decline in sales of diving instruments as well as sales of Suunto's non-core products. In Winter Sports, deliveries mainly take place in the second half of the year. In volume, pre-orders for the winter sports season 2003/2004 are nearly approaching those of the previous season. Amer Tobacco's sales declined as the Finnish cigarette market shrunk.

Return on capital employed (ROCE) was 15.2% (2002: 16.1%).

CAPITAL EXPENDITURE

The Group's gross capital expenditure amounted to EUR 8.4 million (2002: EUR 9.6 million) during the period under review.

RESEARCH AND DEVELOPMENT

A total of EUR 14.4 million was invested in research and development, representing 2.7% of net sales in the period (2002: EUR 10.7 million).

FINANCE

The Group's net financing expenses totalled EUR 4.1 million (2002: EUR 3.0 million) in the first half of 2003.

The equity ratio decreased to 46.6% from 52.8% as at 30 June 2002 (45.6% as at 31 December 2002), while gearing increased from 20% to 46% (47% as at 31 December 2002).

The Group's net debt decreased to EUR 193.7 million at the period end, compared to EUR 209.9 million as at 31 December 2002. Liquid assets amounted to EUR 23.1 million at the period end.

PERSONNEL

The Group employed 4,155 people at the end of the period under review compared to 3,939 at the year-end and an average of 4,115 during the period. At the end of the period, a total of 1,615 were employed in the US, 700 in Finland, 649 in Austria and 1,191 in the rest of the world.

SHARES AND SHAREHOLDERS

A total of 41.7% of the Group's shares in issue were traded during the period under review, of which approximately 9.21 million were traded on the Helsinki Exchanges and approximately 0.48 million on the London Stock Exchange, totalling 9.69 million shares. In Helsinki the share price low was EUR 26.03, the high EUR 36.50 and the average EUR 29.55. The Company's market capitalisation stood at EUR 623.6 million at the period end.

There were 11,566 registered shareholders at the end of June, whilst nominees accounted for 47% of the shares in issue at the period end.

In June, Fidelity International Limited announced that it's holding in Amer's share capital and voting rights had fallen to 9.90%.

During the period under review, a total of 196,550 new shares were registered. The shares were subscribed for as a result of an exercise of 1998 A/B/C warrants. As a result of the corresponding increase in the Company's share capital, Amer Group Plc's share capital totalled EUR 97,570,280 and the total number of shares in issue was 24,392,570 at the period end. In addition, the Company's share capital may increase further by 534,950 new shares as a result of the 1998 warrant subscription.

Amer Group Plc's Annual General Meeting approved on 20 March 2003 that the registered share capital of Amer Group be decreased by EUR 3,873,200 by cancelling without payment those 968,300 of its own shares the Company holds. However, the registration notification regarding the decrease was delivered to the Trade Register after the appropriate time period of one month had passed. Thus, according to the Companies Act, the AGM resolution to decrease the Group's share capital lapsed. Because the shares to be cancelled are held by the Company, the failed registration has no impact whatsoever on the operations of the Group or on its financial status. Therefore, the Group's Board of Directors decided that the matter can be resolved at the 2004 AGM and no extraordinary meeting is necessary prior to then.

All 550,000 of Amer Group's 2003 warrants, approved by the AGM in March 2003, were subscribed for by the end of the subscription period, which ran from 10 April to 30 June 2003. One warrant entitles the subscriber to subscribe for one Amer Group share. The share subscription price is EUR 37.90 and the subscription period will commence on 1 January 2006 and end on 31 December 2008.

At the end of the period the Board of Directors had no share issue authorisations outstanding.

DIVISIONAL HIGHLIGHTS

RACQUET SPORTS

EUR million	Jan-June 2003	Jan-June 2002	Change %
Net sales	115.6	144.4	-20
Operating profit	10.7	15.8	-32
ROCE, 12 months' rolling average, %	46.4	52.1	

In local currencies, the Racquet Sports Division's net sales declined 6% and operating profit declined 19%. In both Europe and in Japan, sales were similar to 2002. Sales declined 10% in North America.

The Company estimates that the overall tennis market continued to decline. The average selling price of a tennis racquet also continued to fall.

Sales of Wilson tennis balls decreased 4%, tennis racquets 10% and footwear 3%. Wilson's position as the global market leader in tennis racquets remained strong and in tennis balls Wilson remains number three.

During the period under review, shipments of Wilson's new Triad racquets as well as its new Pro Staff racquets started. Shipments of the new Hammer racquet model, Series H, commenced in May.

New footwear was also brought to market during the period.

GOLF

EUR million	Jan-June 2003	Jan-June 2002	Change %
Net sales	103.7	145.6	-29
Operating profit	2.3	12.8	-82
ROCE, 12 months' rolling average, %	-5.8	3.9	

In the Golf Division, net sales and operating profit were clearly below expectations. Net sales in local currencies declined 17%. Sales fell by 23% in North America, by 3% in Europe and by 10% in Japan. Operating profit declined significantly due to declining sales as well as lower prices, especially for golf balls.

During the second quarter of the year, which is the high season for golf, net sales in local currencies declined 10% and operating profit continued to decrease.

In the USA, although sales of golf clubs to the trade grew 5%, sales of golf balls declined 13.5% (source: National Golf Foundation, July 2003). Also the number of rounds played declined in the USA. In Europe the market remained flat whilst the Japanese market continued to be challenging.

Sales of Wilson golf clubs decreased 16%. The golf ball market continued to be extremely competitive and Wilson golf ball sales declined 25% as a result.

In order to ensure its competitiveness and to increase efficiency, Wilson was re-organised during the second quarter, which is expected to lower Amer Group's overall cost base by approximately EUR 10 million in 2004 with most of the savings coming from the Golf Division.

TEAM SPORTS

EUR million	Jan-June 2003	Jan-June 2002	Change %
Net sales	104.6	120.6	-13
Operating profit	14.9	18.3	-19
ROCE, 12 months' rolling average, %	34.2	38.4	

In local currencies, the Team Sports Division's net sales grew by 6%. Operating profit was similar to 2002's.

The fastest growing product categories in Team Sports were basketballs (13%), and baseball and softball bats (23%). The bat category sales growth comes from product line extension into the youth baseball market. The basketball sales growth is being driven by the new five-year National Collegiate Athletic Association (NCAA) ball adoption, which took effect at the beginning of 2003. As a result of this agreement, Wilson's basketballs are used as official match balls in all NCAA tournament games.

During the period, a new NCAA Composite Basketball was introduced, featuring Cushion Core Technology for outstanding grip and feel. The Team Sports Division also shipped a new Wilson Youth Batting Helmet, a one size fits all helmet for Baseball and Softball.

Wilson is the number one team sports company in the USA and its position is especially strong in American football, basketball and baseball.

WINTER SPORTS

EUR million	Jan-June 2003	Jan-June 2002	Change %
Net sales	33.2	42.4	-22
Operating loss	-12.6	-8.3	-52
ROCE, 12 months' rolling average, %	44.1	44.5	

In line with the winter sports' business cycle, the Winter Sports' Division focused on producing next season's lines during the second quarter of the year. Due to such seasonality, Atomic's deliveries are heavily weighted towards the latter part of the year, the busiest months for deliveries being September and October. Due to this, Winter Sports' operating losses during the first half of 2003 were EUR 12.6 million.

Net sales in local currencies declined 18% with reductions in all major markets. Poor snow conditions in Austria and Germany resulted in lower re-orders. Snow conditions got better towards the end of the season 2002/2003, such that stock levels are now mostly at normal levels.

In February Atomic presented the world's first microprocessor-controlled ski bindings, Neox EBM 412.

The level of pre-orders suggests there will be a slight downturn in the market in 2003, reflecting the cautious mood of the trade. In addition, lower price point products have increased as a proportion of total sales. The major part of Winter Sports' pre-orders for the coming season have now been received and in volume the order book is close to last year's level.

In 2003, Winter Sports' investment in its sales organisation is planned to be higher than last year.

FITNESS EQUIPMENT

EUR million	Jan-June 2003	Jan-June 2002 (pro forma)	Change %
Net sales	85.8	100.7	-15
Operating profit	11.8	14.0	-16

Fitness Equipment's net sales and operating profit in local currencies were similar to last year's level. Sales of treadmills and cycles grew, whereas sales of elliptical cross-trainers declined slightly.

North American commercial and consumer markets appear to be cooling. Major club organisations are holding off on purchases, and consumers are similarly cautious.

During the period, a new line of C846 and C842 upright and recumbent cycles for club and commercial markets were brought to the market.

Despite general uncertainty, the fitness sector as a whole is expected to continue growing. Further growth is also anticipated in the popularity of elliptical fitness equipment. The Fitness Equipment Division continues to have good growth opportunities especially outside North America.

SPORTS INSTRUMENTS

EUR million	Jan-June 2003	Jan-June 2002	Change %
Net sales	39.5	44.1	-10
Operating profit	4.0	4.7	-15
ROCE, 12 months' rolling average, %	33.0	29.6	

In local currencies, Suunto's net sales declined 5%. Sales of Suunto's wristop computers grew 6%. The global diving market declined and sales of Suunto's diving instruments fell by 17%. Wristop computers and diving instruments accounted for 58% of Suunto's net sales.

In January, Suunto announced a partnership with Microsoft. This cooperation will lead to a new Suunto n3 sports wristop being launched in North America at the end of 2003.

In September, Suunto will bring its new Suunto X3HR wristop computer, which features a heart rate monitor, to the market.

In March Suunto sold its wholly-owned subsidiary Ilotulitus Oy to Truebell Plc. The net sales of Ilotulitus Oy in 2002 were EUR 2.8 million.

At the beginning of 2003, Suunto's European central warehousing function was relocated to Amer Sports' new logistics centre in Überherrn, Germany.

TOBACCO

EUR million	Jan-June 2003	Jan-June 2002	Change %
Net sales	53.3	55.1	-3
Operating profit	4.7	5.0	-6

Reflecting the decline in the Finnish tobacco product market, Amer Tobacco's net sales decreased by 3% to EUR 53.3 million (2002: EUR 55.1 million). Also, the growing popularity of lower-priced brands had a negative influence on Amer Tobacco's net sales. Operating profit was EUR 4.7 million (2002: EUR 5.0 million).

Overall tobacco product deliveries to outlets in Finland declined by 3% in the period, mainly due to increased contraband trade.

Amer Tobacco's sales outside Finland increased. In addition to the increase in sales volumes of its own brands in Estonia, tax-free deliveries of Marlboro products to neighbouring markets contributed to the improvement.

WILSON RE-ORGANISATION EXPECTED TO RESULT IN COST SAVINGS IN 2004

In April, Amer Group announced that it intended to re-organise its Wilson businesses in the USA in order to ensure its competitiveness and to increase efficiency. The re-organisation, together with related adjustments in Wilson's cost base in line with its business and current market situation, is expected to lower Amer Group's overall cost base by approximately EUR 10 million in 2004. The restructuring will not have a significant impact in the current financial year in terms of additional costs.

In the new structure, the businesses are being divided into two operations: Golf & Racquet Sports, and Team Sports. Wilson's central administration functions have been discontinued and decentralised.

PRECOR PATENT LITIGATION

Amer Group's fitness equipment division, Precor, is in negotiations to settle a patent litigation case. The litigation relates to an exclusive right held by Precor to use technology for elliptical fitness equipment. The other party to the litigation, the Life Fitness division of Brunswick Corporation, has made a 25 million USD provision, reflecting its estimate of the likely outcome of the litigation. A final settlement has not been reached yet and negotiations continue between the parties.

FINNISH SUPREME COURT RULING

In May, the Finnish Supreme Court issued a ruling that arbitrators have to resolve quarrels between a company and its shareholders, if the articles of association so determine. Based on this ruling, the Court will not question the lawsuit where two small shareholders Eternelli Oy and Ari Neuvonen are requesting that Amer Group Plc be put into liquidation. According to the action, Amer's major shareholders misused their authority when deciding on the redemption of the Company's shares and the share class conversion in July 1997.

PROSPECTS FOR THE REMAINDER OF 2003

Demand for sports equipment did not recover during the first half of 2003 and is not expected to recover significantly during the remainder of the year. In Amer Group's key markets, the US and Germany, both the trade and consumers remain cautious.

Traditionally, in addition to the economic background, demand for sports equipment is strongly influenced by sports-related factors like trends in the active following of individual sports and new innovations in sports equipment. Amer Group's operations are well balanced by its broad portfolio of sports and its presence in all key markets.

Amer Group has set itself the goal of becoming the world's No 1 sports equipment company. With strong cash flows from operating activities and a strong balance sheet combined with a good position in the sports equipment market, Amer Group has a firm foundation to advance the strategic development of its businesses. Amer Group's net sales for 2003 as a whole are expected to be similar to 2002's (2002: EUR 1,101.9 million), whereas operating profit is expected to be around EUR 70-80 million (2002: EUR 103.0 million).

CONSOLIDATED RESULTS

Figures in EUR million. Unaudited.

	Jan-June 2003	Jan-June 2002	Change %	Apr-June 2003	Apr-June 2002	Change %	Jan-Dec 2002
NET SALES	535.7	552.2	-3	251.8	262.8	-4	1,101.9
Depreciation	19.2	16.7		9.4	8.3		34.4
OPERATING PROFIT	24.8	38.5	-36	9.5	23.2	-59	103.0
Net financing expenses	-4.1	-3.0		-1.9	-2.4		-7.4
PROFIT BEFORE EXTRAORDINARY ITEMS	20.7	35.5	-42	7.6	20.8	-63	95.6
Extraordinary items	-	-		-	-		-
PROFIT BEFORE TAXES	20.7	35.5		7.6	20.8		95.6
Taxes	-6.2	-10.0		-2.3	-5.9		-26.5
Minority interest	-0.2	0.0		-0.1	0.0		-0.6
PROFIT	14.3	25.5		5.2	14.9		68.5
Earnings per share, EUR	0.61	1.10		0.22	0.64		2.95
Adjusted average number of shares in issue, million	23.3	23.2		23.3	23.2		23.2
Equity per share, EUR	17.69	17.96					19.17

ROCE, % *)	15.2	16.1	18.3
ROE, %	6.6	11.7	15.5
Average rates used:			
EUR 1.00 = USD	1.10	0.90	0.94
AVERAGE PERSONNEL	4,115	3,813	3,827

*) 12 months rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the results for the period.

In financial ratios shareholders' equity and number of shares exclude own shares.

NET SALES BY BUSINESS AREAS

	Jan-June 2003	Jan-June 2002	Change %	Apr-June 2003	Apr-June 2002	Change %	Jan-Dec 2002
Racquet Sports	115.6	144.4	-20	58.7	70.6	-17	243.9
Golf	103.7	145.6	-29	61.1	79.4	-23	213.3
Team Sports	104.6	120.6	-13	41.5	48.6	-15	203.9
Winter Sports	33.2	42.4	-22	7.2	11.3	-36	201.6
Fitness Equipment	85.8	-	-	34.4	-	-	39.5
Sports Instruments	39.5	44.1	-10	19.4	22.6	-14	85.3
Tobacco	53.3	55.1	-3	29.5	30.3	-3	114.4
Total	535.7	552.2	-3	251.8	262.8	-4	1,101.9

OPERATING PROFIT BY BUSINESS AREAS

	Jan-June 2003	Jan-June 2002	Change %	Apr-June 2003	Apr-June 2002	Change %	Jan-Dec 2002
Racquet Sports	10.7	15.8	-32	6.9	9.5	-27	25.6
Golf	2.3	12.8	-82	4.4	12.9	-66	7.1
Team Sports	14.9	18.3	-19	4.0	6.6	-39	24.0
Winter Sports	-12.6	-8.3	-52	-9.0	-6.8	-32	39.6
Fitness Equipment	11.8	-	-	2.9	-	-	6.3
Sports Instruments	4.0	4.7	-15	1.8	3.1	-42	10.5
Tobacco	4.7	5.0	-6	3.2	3.3	-3	9.2
Headquarters	-3.5	-5.2		-1.0	-3.1		-9.2
Group goodwill	-7.5	-4.6		-3.7	-2.3		-10.1
Total	24.8	38.5	-36	9.5	23.2	-59	103.0

GEOGRAPHIC BREAKDOWN OF NET SALES

	Jan-June 2003	Jan-June 2002	Change %	Apr-June 2003	Apr-June 2002	Change %	Jan-Dec 2002
North America	309.4	313.3	-1	143.2	144.4	-1	558.5
Finland	48.8	52.1	-6	26.9	28.2	-5	109.5
Rest of Europe	119.6	118.6	1	53.8	54.4	-1	296.0
Japan	23.8	30.6	-22	11.0	17.0	-35	56.2
Asia Pacific	16.7	17.9	-7	8.1	8.7	-7	34.8
Other	17.4	19.7	-12	8.8	10.1	-13	46.9
Total	535.7	552.2	-3	251.8	262.8	-4	1,101.9

CONSOLIDATED CASH FLOW STATEMENT

	Jan-June 2003	Jan-June 2002	Jan-Dec 2002
Net cash from operating activities	24.5	37.5	90.0
Net cash from investing activities	-4.9	-9.1	-177.8
Net cash from financing activities			
Dividends paid	-32.5	-25.9	-25.9
Issue of shares	2.5	0.9	1.4
Change in net debt	1.4	-8.4	119.7
Net increase/decrease in cash and cash equivalents	-9.0	-5.0	7.4
Cash and cash equivalents at 1 Jan	32.1	27.6	25.7
Cash and cash equivalents at 30 June/31 December	23.1	22.6	33.1

CONSOLIDATED BALANCE SHEET

Assets	30 June 2003	30 June 2002	31 Dec 2002
Goodwill	286.9	183.4	312.1
Other intangible fixed assets	18.9	18.1	20.9
Tangible fixed assets	116.5	141.3	126.5
Long-term investments	48.8	54.6	50.3
Inventories and work in progress	171.6	167.8	156.4
Receivables	255.8	248.0	308.2
Marketable securities	-	1.6	-
Cash and cash equivalents	23.1	21.0	33.1
Assets	921.6	835.8	1,007.5
Shareholders' equity and liabilities			
Shareholders' equity	439.4	442.1	470.2
Minority interest	3.3	11.3	3.2
Provision for contingent losses	19.3	2.2	19.9
Long-term interest-bearing liabilities	63.4	57.0	48.2
Other long-term liabilities	16.9	19.2	17.3

Short-term interest-bearing liabilities	153.4	51.4	194.8
Other short-term liabilities	225.9	252.6	253.9
Shareholders' equity and liabilities	921.6	835.8	1,007.5
Equity ratio, %	46.6	52.8	45.6
Gearing, %	46	20	47
EUR 1.00 = USD	1.14	1.00	1.05

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	30 June 2003	30 June 2002	31 Dec 2002
Charges on assets	-	-	-
Mortgages pledged	18.2	19.7	18.2
Guarantees	5.1	-	1.4
Liabilities for leasing and rental agreements	46.8	47.6	48.0
Other liabilities	35.6	38.7	32.0

There are no guarantees or contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	30 June 2003	30 June 2002	31 Dec 2002
Nominal value			
Foreign exchange forward contracts	292.4	348.2	217.9
Forward rate agreements	-	-	-
Interest rate swaps	109.4	-	119.2
Fair value			
Foreign exchange forward contracts	13.6	13.8	12.9
Forward rate agreements	-	-	-
Interest rate swaps	-3.5	-	-1.6

QUARTERLY BREAKDOWNS

NET SALES	II 2003	I 2003	IV 2002	III 2002	II 2002	I 2002	IV 2001	III 2001
EUR million								
Racquet Sports	58.7	56.9	39.3	60.2	70.6	73.8	48.2	73.1
Golf	61.1	42.6	28.5	39.2	79.4	66.2	38.0	47.5
Team Sports	41.5	63.1	41.9	41.4	48.6	72.0	41.9	45.6
Winter Sports	7.2	26.0	65.4	93.8	11.3	31.1	68.2	91.6

Fitness Equipment	34.4	51.4	39.5	-	-	-	-	-
Sports Instruments	19.4	20.1	23.5	17.7	22.6	21.5	22.1	18.4
Tobacco	29.5	23.8	28.0	31.3	30.3	24.8	26.1	28.3
Total	251.8	283.9	266.1	283.6	262.8	289.4	244.5	304.5
OPERATING PROFIT								
Racquet Sports	6.9	3.8	3.2	6.6	9.5	6.3	2.5	8.7
Golf	4.4	-2.1	-3.6	-2.1	12.9	-0.1	-6.3	-3.6
Team Sports	4.0	10.9	3.2	2.5	6.6	11.7	4.4	1.9
Winter Sports	-9.0	-3.6	16.6	31.3	-6.8	-1.5	16.8	28.4
Fitness Equipment	2.9	8.9	6.3	-	-	-	-	-
Sports Instruments	1.8	2.2	3.7	2.1	3.1	1.6	2.2	2.3
Tobacco	3.2	1.5	1.9	2.3	3.3	1.7	2.1	2.6
Headquarters	-1.0	-2.5	-2.1	-1.9	-3.1	-2.1	-2.4	-4.3
Group goodwill	-3.7	-3.8	-3.4	-2.1	-2.3	-2.3	-2.3	-2.3
Total	9.5	15.3	25.8	38.7	23.2	15.3	17.0	33.7

All forecasts and estimates mentioned in this report are based on the management's current judgement of the economic environment and the actual results may be significantly different.

The interim report for the period January to September will be published on 28 October 2003.

AMER GROUP PLC
Board of Directors

For further information, please contact:
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager
Tel. +358 9 725 78 306, e-mail: firstname.lastname@amersports.com
www.amersports.com

Amer Group Plc

STOCK EXCHANGE RELEASE 1(2)
July 28, 2003 at 4.00 pm

AMER GROUP REVISES 2003 EARNINGS GUIDANCE

Continuous weak demand for sports equipment in the USA has negatively impacted Amer Group's expectations for 2003 as a whole. In particular golf equipment sales have been below expectations. Furthermore, the strong euro, especially against the US dollar, is also having a negative impact on the Group's growth. Amer Group's net sales for 2003 as a whole are expected to be similar to 2002's, whereas operating profit is expected to decline to around EUR 70-80 million (2002: EUR 103.0 million). In 2002, Amer Group's net sales amounted to EUR 1,101.9 million.

As announced on 29 April 2003, Amer Group is re-organising its Wilson businesses in the USA in order to ensure its competitiveness is improved and to increase efficiency. Re-organising Wilson's businesses, as well as related adjustments in Wilson's cost base in line with its business and current market situation, are expected to lower Amer Group's overall cost base by approximately EUR 10 million in 2004.

Industry growth has been slow in recent years but Amer Group believes that the industry's growth rate will pick up again in the future. Amer Group expects that it will be challenging to achieve rapid organic growth against this background, but the Group's healthy balance sheet and strong operating cash flow will enable it to continue its development of the business.

Amer Group's interim results for the period January to June 2003 will be published on Tuesday, 5 August.

Amer Group Plc
Communications



Päivi Antola
Communications Manager

For further information, please contact:
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.

Amer Group Plc

STOCK EXCHANGE ANNOUNCEMENT 1(1)
July 1, 2003 at 11.30 am

Amer Group's 2003 warrants subscription

All 550,000 of Amer Group's 2003 warrants have been subscribed. The subscription period ran from 10 April to 30 June 2003. One warrant entitles the subscriber to subscribe for one Amer Group Share.

Of the 550,000 warrants now subscribed, 185,000 were offered for subscription to the Group's key personnel and 365,000 were offered for subscription to a company belonging to the group of Amer companies in order that the warrants may, at a later date, be offered to key persons nominated by Amer Group's Board of Directors.

The share subscription price is EUR 37.90, which according to the warrant terms was the trade volume weighted average quotation of Amer Group Plc shares on the Helsinki Exchanges during the period 1 January - 14 February 2003 plus 10 per cent. The subscription period of the shares will commence on 1 January 2006 and end on 31 December 2008.

AMER GROUP PLC
Communications



Tea Saari
Communications Manager

For further information, please contact:
Mr Jari Melgin, Corporate Treasurer, Tel. +358 9 7257 8233

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.

Amer Group Plc

STOCK EXCHANGE ANNOUNCEMENT 1(1)
June 27, 2003 at 1.30 pm

Amer Group: Exercise of 1998 warrants

A total of 166,050 Amer Group Plc shares have been subscribed for as a result of an exercise of its 1998 A/B/C warrants. The corresponding increase in the Company's share capital amounting to EUR 664,200 was registered on 27 June 2003. As a result of this increase, Amer Group Plc's share capital now totals EUR 97,570,280 and the total number of shares in issue is 24,392,570.

Shareholder rights commence from the registration date. The new shares will be listed on the Helsinki Exchanges on 28 June 2003 and will also be listed on the London Stock Exchange.

AMER GROUP PLC
Communications



Tea Saari
Communications Manager

For further information, please contact:
Mr Jari Melgin, Corporate Treasurer, Tel. +358 9 7257 8233

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

Amer Group Plc

STOCK EXCHANGE ANNOUNCEMENT 1(1)
June 12, 2003 at 3.45 pm

AMER GROUP PLC: FIDELITY'S HOLDING IN COMPANY

Pursuant the Finnish Securities Market Act (Section 2:9), Amer Group Plc has been notified that Fidelity International Limited and its direct and indirect subsidiaries together now own 2,397,950 Amer Group Plc's shares, representing 9.90% of the Company's share capital and voting rights.

Fidelity's holding in Amer fell below 10% on 11 June 2003.

Amer Group's capital consists of 24,226,520 shares in issue.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager

For further information, please contact:

Mr Jari Melgin, Corporate Treasurer, Tel. +358 9 7257 8233

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.



June 11, 2003

Amer Group
Makelankatu 91
P.O. Box 130
00610 Helsinki
Finland

FAX: 011-358-9-725-78200

Report
pursuant the Finnish Securities Market Act of 1989
[Section 2:9 of the Securities Market Act (495/1989)
and Section 2 of the Decision of the Ministry of Finance (391/1999)]

Dear Sirs,

This is to inform you that Fidelity International Limited (FIL) and its direct and indirect subsidiaries have on June 11, 2003 fallen below one-tenth of the paid up share capital of Amer Group. The 10% threshold was exceeded by means of sales of shares on the stock exchange. After the dispositions were made on June 10, 2003, Fidelity International Limited (FIL) and its direct and indirect subsidiaries own a total of 2,397,950 shares. The company's capital consists of 24,226,520 shares in issue. As a consequence, the number of shares held or deemed to be held by the shareholder amounts to 9.90 per cent of the paid up share capital and to 9.90 percent of the voting rights of the Company.

Please have all correspondence submitted in English to Julie Finocchio, Compliance Specialist, at 82 Devonshire Street, mail zone: E14B, Boston, MA 02109, phone number (617) 563-7883, fax number (617) 476-0363.



By______________________
Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of Fidelity International Limited, and its direct and indirect subsidiaries.

Fidelity Management & Research Company
82 Devonshire Street Boston, MA 02109-3614
Phone: 617 563-7000

Fidelity Investments®

FUND NAME	INVESTMENT MANAGER	SHARES	Proportion of share capital %	Proportion of voting rights %
Fidelity European Fund	FIL	875,400	3.61	3.61
Fidelity European Values Plc	FIL	163,500	0.67	0.67
Fid Fds – European Growth Pool	FIL	1,003,763	4.14	4.14
Fid Fds – Nordic Pool	FIL	93,600	0.39	0.39
Fid Fds – Euro Blue Chip Pool	FIL	46,700	0.19	0.19
EP MM CLAPP	FIL	10,800	0.04	0.04
Fid Values Enterprise Pilot Fd	FIL	9,900	0.04	0.04
FCP Vezelay – Euro Equity Sub	FIL	2,487	0.01	0.01
Norges Bank	FIL	180,900	0.75	0.75
Australia – Funds SA	FIL	10,900	0.04	0.04
TOTAL		2,397,950	9.90	9.90

Please note the following abbreviations:

FIL Fidelity International Limited

Fidelity Management & Research Company
82 Devonshire Street
Boston, MA 02109-3614
Phone: 617 563-7000

Amer Group Plc

STOCK EXCHANGE RELEASE 1(2)
June 2, 2003 at 3.00 pm

RE-ORGANISING WILSON EXPECTED TO RESULT IN COST SAVINGS IN 2004

Re-organising Wilson's businesses as well as related adjustments in Wilson's cost base in line with its business and current market situation are expected to lower Amer Group's overall cost base by approximately EUR 10 million in 2004. The restructuring will not have a significant impact in the current financial year in terms of additional costs.

As announced on 29 April 2003, Amer Group is re-organising its Wilson businesses in the USA in order to ensure its competitiveness and to increase efficiency. As a core element of the measures taken, Wilson's cost base will be adjusted in line with its business and current market situation.

In the new structure, the businesses are being divided into two business areas: Golf & Racquet Sports, and Team Sports. Wilson's central administration functions have been discontinued and decentralised.

The following appointments have been made, which are effective immediately:

GOLF & RACQUET SPORTS

Steve Millea, President, Golf & Racquet Sports, will be responsible for the Golf & Racquet Sports business globally. Mr Millea was previously Vice President of Wilson's international operations. He will report to Roger Talermo, President and CEO of Amer Group.

John Embree will be responsible in the US for Golf & Racquet Sports' sales. He has been appointed a Sales Director, Golf & Racquet Sports.

Angus Moir takes over Golf's global businesses and has accordingly been appointed Global Business Director, Golf. Previously he was responsible for the Wilson golf business in Europe.

Brian Dillman has been appointed Global Business Director, Racquet Sports.

Dave Martyn has been appointed Director, Operations, Golf & Racquet Sports.

John Belcik has been appointed Vice President, Finance, Golf & Racquet Sports.

TEAM SPORTS

Team Sports will continue as a separately managed business unit under the leadership of Chris Considine, President, Team Sports. He will report to Roger Talermo.

Amer Group Plc
Communications



Päivi Antola
Communications Manager

For further information, please contact:

Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.

Amer Group Plc

STOCK EXCHANGE RELEASE 1(1)
May 15, 2003 at 4.15 pm

AMER GROUP PATENT LITIGATION

Amer Group confirms that the Company's fitness equipment division, Precor, has entered into negotiations to settle a patent litigation case. The litigation relates to an exclusive right held by Precor to use technology for elliptical fitness equipment. The other party to the litigation, the Life Fitness division of Brunswick Corporation, has today announced that it has made a 25 million USD provision, reflecting its estimate of the likely outcome of the litigation.

Amer discloses that the settlement agreement is not yet final, as any agreement between it and Brunswick is currently subject to the approval of a third party, the inventor of the elliptical machine patent.

Further information about the amount and timetable of any settlement funds will be provided if and when a final settlement has been reached. The trial in the case is currently scheduled for July 15 2003 in Seattle, Washington USA.

Amer Group Plc
Communications



Päivi Antola
Communications Manager

For further information, please contact:

Mr Max Alfthan, Vice President, Communications
tel. +358 9 7257 8216, +358 400 461 640

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.

Amer Group Plc STOCK EXCHANGE RELEASE 1(13)
April 29, 2003 at 1.00 pm

AMER GROUP'S INTERIM REPORT JANUARY - MARCH 2003

In the period 1 January to 31 March 2003, Amer Group's net sales were EUR 283.9 million (January - March 2002: EUR 289.4 million). Operating profit amounted to EUR 15.3 million (2002: EUR 15.3 million). Profit before extraordinary items totalled EUR 13.1 million (2002: EUR 14.7 million) and earnings per share were EUR 0.39 (2002: EUR 0.46). Foreign exchange rate movements reduced net sales by EUR 32 million and operating profit by EUR 2 million. Amer Group's net sales for 2003 as a whole are expected to grow and operating profit to decline modestly from 2002's record level.

JANUARY - MARCH NET SALES AND RESULTS

Amer Group's consolidated net sales were EUR 283.9 million (2002: EUR 289.4 million). The Group's operating profit was EUR 15.3 million (2002: EUR 15.3 million). Profit before extraordinary items amounted to EUR 13.1 million compared to EUR 14.7 million in the first quarter of 2002. Foreign exchange rate movements reduced net sales by EUR 32 million and operating profit by EUR 2 million, due to the strengthening of the euro especially against the US dollar. Return on capital employed (ROCE) was 17.9% (2002: 17.5%).

Geographically, sales were similar to 2002 in Europe but declined by 2% in North America, by 6% in Japan and by 7% in Asia Pacific.

Across the Group's divisions between January and March, fitness equipment sales were in line with expectations, and also the Team Sports Division continued to perform well. In the golf equipment market, competition continued to be tough and the Golf Division's sales were clearly slower than last year. Due to the seasonality of the golf market, the coming second quarter is critical to golf sales for the year as a whole. The Racquet Sports Division's sales were also behind 2002's rate. In Winter Sports, the season was reaching its end. Due to a lack of snow at the beginning of the season in Austria and Germany, sales were not registered at the level achieved last year. Sales of sports instruments were reduced by a decline in sales of Suunto's non-core products. Amer Tobacco's sales declined as the Finnish cigarette market shrunk.

CAPITAL EXPENDITURE

The Group's gross capital expenditure amounted to EUR 4.8 million (2002: EUR 4.1 million) during the period under review.

RESEARCH AND DEVELOPMENT

A total of EUR 7.5 million was invested in research and development,

representing 2.6% of net sales in the period (2002: EUR 6.1 million).

FINANCE

The Group's net financing expenses totalled EUR 2.2 million (2002: EUR 0.6 million) in the first quarter.

The equity ratio decreased to 45.1% from 48.1% as at 31 March 2002 (45.6% as at 31 December 2002), while gearing increased from 25% to 48% (47% as at 31 December 2002). The dividend paid for the 2002 financial year has been taken into account in these figures.

The Group's net debt decreased to EUR 201.5 million at the period end, compared to EUR 209.9 million as at 31 December 2002. Liquid assets amounted to EUR 28.6 million at the period end.

PERSONNEL

The Group employed 4,085 people at the end of the period under review compared to 3,939 at the year-end and an average of 4,056 during the period. At the end of the period, a total of 1,677 were employed in the US, 672 in Finland, 574 in Austria and 1,162 in the rest of the world.

AMER GROUP'S SHARES AND SHAREHOLDERS

A total of 16.9% of Amer Group Plc's shares in issue were traded during the period under review, of which approximately 3.55 million were traded on the Helsinki Exchanges and approximately 0.39 million on the London Stock Exchange, totalling 3.9 million shares. In Helsinki the share price low was EUR 27.67, the high EUR 36.50 and the average EUR 32.40.

There were 10,819 registered shareholders at the end of March. Nominees accounted for 51% of the shares in issue at the period end.

The Company's market capitalisation stood at EUR 659.4 million at the period end.

During the period under review, a total of 30,500 new shares were registered. The shares were already subscribed for last year as a result of an exercise of 1998 A/B warrants. As a result of the corresponding increase in the Company's share capital, Amer Group Plc's share capital totalled EUR 96,906,080 and the total number of shares in issue was 24,226,520 at the period end. In addition, the Company's share capital may increase further by 701,000 new shares as a result of the 1998 warrant subscription.

The C warrants of the Amer Group Plc 1998 stock option plan were introduced to the main list of the Helsinki Exchanges and

simultaneously combined with the A/B warrants as one security on 2 January 2003. The number of C warrants is 340,000. The share subscription started on 1 January 2003.

At the end of the period the Board of Directors had no share issue authorisation outstanding.

AGM RESOLUTIONS

Based on a resolution approved by Amer Group Plc's Annual General Meeting on 20 March 2003, a dividend of EUR 1.40 per share was distributed for the 2002 financial year. The dividend was paid on 1 April 2003.

The AGM adopted the Board's proposal that Amer Group's registered share capital be decreased by EUR 3,873,200 by cancelling without payment those 968,300 of its own shares the Company currently holds. After the cancellation, the Company's paid up and registered share capital will amount to EUR 93,032,880 and the number of shares in issue will be 23,258,220.

The AGM also resolved that the terms of the 2002 warrant scheme be changed and the maximum amount of warrants be limited to 572,500 and the undistributed 327,500 warrants be cancelled. Due to this change the Company's share capital may increase by up to 572,500 new shares instead of 900,000 new shares, i.e. by a maximum of EUR 2,290,000 instead of 3,600,000.

The AGM adopted the Board's proposal that a new warrant scheme be issued to Amer Group Plc's key personnel. The proposed number of warrants to be issued will be 550,000 with entitlement to subscribe for a maximum of 550,000 Amer Group shares. Of these warrants, 185,000 will be offered for subscription to the Group's key personnel and 365,000 will be offered for subscription to Amera Oy, a company belonging to the same group of Amer companies, in order that the warrants may, at a later date, be offered to the key persons determined by Amer Group's Board of Directors. The warrants shall be subscribed for from 10 April to 30 June 2003. The share subscription price will be EUR 37.90 which is the trade volume weighted average quotation of Amer Group Plc shares on the Helsinki Exchanges during the period 2 January - 14 February 2003 with an addition of ten per cent. The share subscription period commences on 1 January 2006 and ends on 31 December 2008.

The number of members of the Board of Directors was resolved to be six. Of those Board members whose term was scheduled to expire, Mr Ilkka Brotherus and Mr Timo Maasilta were re-elected for three years for the term 2003-2005 and Mr Tuomo Lähdesmäki was re-elected for two years for the term 2003-2004. At its first meeting the new Board of Directors elected Mr Pekka Kainulainen as Chairman and Mr Ilkka Brotherus as Vice Chairman, respectively.

PricewaterhouseCoopers Oy, Authorised Public Accountants, were elected Auditors of the Company. The auditor in charge of the audit is Mr Göran Lindell, Authorised Public Accountant.

DIVISIONAL HIGHLIGHTS

RACQUET SPORTS

EUR million	Jan-March 2003	Jan-March 2002	Change %
Net sales	56.9	73.8	-23
Operating profit	3.8	6.3	-40
ROCE, 12 months' rolling average, %	51.4	47.1	

In local currencies, the Racquet Sports Division's net sales declined 10% and operating profit declined 31%. Sales declined 18% in North America and 4% in Japan. In Europe, sales were similar to 2002.

The Company estimates that the overall tennis market continued to decline in both Europe and the United States. Also, the average selling price of a tennis racquet continued to fall.

Racquet Sports' net sales decline was mainly driven by low tennis ball sales and also by the timing of shipments of its new performance racquet. Sales of Wilson tennis racquets decreased 15%, tennis balls 12% and footwear 3%. Wilson's position as the global market leader in tennis racquets remained strong and in tennis balls Wilson remains number three.

Shipments of the new Triad racquets started in the United States in February. Shipments to other markets will start during the spring and summer. The new models are lighter and produce more power than the earlier models thanks to their Decometric geometry in the hoop and handle. Shipments of the new Pro Staff racquets started in January. New footwear was also brought to market.

GOLF

EUR million	Jan-March 2003	Jan-March 2002	Change %
Net sales	42.6	66.2	-36
Operating loss	-2.1	-0.1	
ROCE, 12 months' rolling average, %	8.0	1.6	

In the Golf Division, net sales in local currencies declined 25%. Sales fell by 35% in North America and by 7% in Europe.

The overall size of the golf market remained similar to last year, according to the Company's estimates.

Sales of Wilson golf clubs decreased 20% due to later availability than planned of its new Deep Red II woods and irons. Also lower price point golf club sales declined.

The golf ball market continued to be extremely competitive and Wilson golf ball sales declined 33% as a result. The new Jack golf ball family has been well received by the trade although it is too early to predict consumer reaction. A new Wilson Staff True golf ball was also introduced in January and shipments started in February.

Due to the golf market's seasonality, the second quarter is critical to golf sales for the year as a whole.

TEAM SPORTS

EUR million	Jan-March 2003	Jan-March 2002	Change %
Net sales	63.1	72.0	-12
Operating profit	10.9	11.7	-7
ROCE, 12 months' rolling average, %	37.3	36.6	

In local currencies, the Team Sports Division's net sales grew by 7% and operating profit by 13%.

The fastest growing product categories in Team Sports were basketballs (16%) and baseball and softball bats (11%). Wilson is the number one team sports company in the USA and its position is especially strong in American football, basketball and baseball.

During the period, a new NCAA Composite Basketball was introduced, featuring Cushion Core Technology for outstanding grip and feel. The Team Sports Division also shipped a new Wilson Youth Batting Helmet, a one size fits all helmet for Baseball and Softball.

The five-year match ball agreement with the National Collegiate Athletic Association (NCAA) took effect at the beginning of 2003, as a result of which Wilson's basketballs are used as official match balls in all NCAA games.

WINTER SPORTS

EUR million	Jan-March 2003	Jan-March 2002	Change %
Net sales	26.0	31.1	-16
Operating loss	-3.6	-1.5	
ROCE, 12 months' rolling average, %	46.1	47.0	

Winter Sports' net sales in local currencies decreased by 12%. Sales declined 15% in Europe and 5% in North America. Winter Sports' operating losses were EUR 3.6 million in this period which covered the end of the season. Due to seasonality, Atomic's deliveries are heavily weighted towards the latter part of the year.

Net sales declined due to poor snow conditions in Austria and Germany at the beginning of the winter sports season 2002/2003. Thus, re-orders were low. Snow conditions got better towards the season's end, such that stock levels are now mostly at a normal level.

The global winter sports market is estimated to have declined during the 2002/2003 season. Atomic retained its position as the no. 1 alpine ski brand in Europe.

In February Atomic presented the world's first microprocessor-controlled ski bindings, Neox EBM 412.

The current level of pre-orders suggests there will be a slight downturn in the market in 2003, reflecting the cautious mood of the trade.

In 2003, Winter Sports' investment in its sales organisation is planned to be higher than last year.

FITNESS EQUIPMENT

EUR million	Jan-March 2003	Jan-March 2002, pro forma	Change %
Net sales	51.4	54.9	-6
Operating profit	8.9	7.7	16

Fitness Equipment's net sales in local currencies increased 5% and operating profit increased 31%. The fastest growing product categories were treadmills and elliptical cross-trainers.

North American commercial and consumer markets appear to be cooling. Major club organisations are holding off on purchases, and the

government market has postponed investments in fitness equipment. Consumers are similarly cautious.

In February, a new line of C846 and C842 upright and recumbent cycles for club and commercial markets were brought to the market.

Despite general uncertainty, the fitness sector as a whole is expected to continue growing. Further growth is also anticipated in the popularity of elliptical fitness equipment. The Fitness Equipment Division has good growth opportunities especially outside North America.

SPORTS INSTRUMENTS

EUR million	Jan-March 2003	Jan-March 2002	Change %
Net sales	20.1	21.5	-7
Operating profit	2.2	1.6	38
ROCE, 12 months' rolling average, %	36.6	29.7	

In local currencies, Suunto's net sales were similar to last year's level. Its growth was slowed down by the decline of sales of Suunto's non-core products.

Sales of Suunto's wristop computers and diving instruments maintained the levels achieved in the comparable period in 2002. Wristop computers and diving instruments accounted for 56% of Suunto's net sales.

Shipments of the Suunto M9 wristop computer for mariners began in January. In addition, Suunto announced in January a partnership with Microsoft. This cooperation will lead to the launch of a new line of Suunto n-series sports wristops in the North American market at the end of 2003.

In March Suunto sold its wholly-owned subsidiary Ilotulitus Oy to Truebell Plc. The net sales of Ilotulitus Oy in 2002 were EUR 2.8 million.

At the beginning of 2003, Suunto's European central warehousing function was relocated to Amer Sports' new logistics centre in Überherrn, Germany.

TOBACCO

EUR million	Jan-March 2003	Jan-March 2002	Change %
Net sales	23.8	24.8	-4

Operating profit	1.5	1.7	-12

Reflecting the decline in the Finnish tobacco product market, Amer Tobacco's net sales decreased by 4% to EUR 23.8 million (2002: EUR 24.8 million). Operating profit was EUR 1.5 million (2002: EUR 1.7 million).

Overall tobacco product deliveries to stores in Finland declined by 6% in the period, mainly due to increased purchases by Finnish tourists to the Baltic countries and also contraband trade.

Amer Tobacco's sales outside Finland increased. In addition to the increase in sales volumes of its own brands in Estonia, tax-free deliveries of Marlboro products to neighbouring markets contributed to the improvement.

2003 PROSPECTS

Demand for sports equipment did not recover during the first quarter of 2003. In Amer Group's key markets, the US and Germany, both the trade and consumers remain cautious.

Growth in demand for tennis equipment is not expected for the remainder of the year. In golf equipment, the second quarter of the year is critical and it will therefore only be possible to estimate market growth after that. In team sports, the global market is forecast to remain flat. The growth in demand for sports instruments and fitness equipment continues, even though the growth in fitness equipment seems to be slowing down a little. The level of pre-orders indicates a slight downturn in the winter sports market for the forthcoming 2003/2004 season.

Traditionally, demand for sports equipment is less sensitive to the economic background, as the industry is also strongly influenced by sports-related factors like trends in the active following of individual sports and new innovations in sports equipment. Amer Group's operations are also well balanced by its broad portfolio of sports and its presence in all key markets.

Amer Group has set itself the goal of becoming the world's No 1 sports equipment company. With strong cash flows from operating activities and a strong balance sheet combined with a good position in the sports equipment market, Amer Group has a firm foundation to advance the strategic development of its businesses. Amer Group's net sales for 2003 as a whole are expected to grow and operating profit to decline modestly from the record level achieved in 2002.

CONSOLIDATED RESULTS

Figures in EUR million. Unaudited.

	Jan-March 2003	Jan-March 2002	Change %	Jan-Dec 2002
NET SALES	283.9	289.4	-2	1,101.9
Depreciation	9.8	8.4		34.4
OPERATING PROFIT	15.3	15.3		103.0
Net financing expenses	-2.2	-0.6		-7.4
PROFIT BEFORE EXTRAORDINARY ITEMS	13.1	14.7	-11	95.6
Extraordinary items	-	-		-
PROFIT BEFORE TAXES	13.1	14.7		95.6
Taxes	-3.9	-4.1		-26.5
Minority interest	-0.1	0.0		-0.6
PROFIT	9.1	10.6		68.5
Earnings per share, EUR	0.39	0.46		2.95
Adjusted average number of shares in issue, million	23.2	23.2		23.2
Equity per share, EUR	17.8	18.06		19.17
ROCE, % *)	17.9	17.5		18.3
ROE, %	8.4	9.7		15.5
Average rates used:				
EUR 1.00 = USD	1.07	0.88		0.94
AVERAGE PERSONNEL	4,056	3,747		3,827

*) 12 months rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the results for the period.

In financial ratios shareholders' equity and number of shares exclude own shares.

NET SALES BY BUSINESS AREAS

	Jan-March 2003	Jan-March 2002	Change %	Jan-Dec 2002
Racquet Sports	56.9	73.8	-23	243.9
Golf	42.6	66.2	-36	213.3
Team Sports	63.1	72.0	-12	203.9
Winter Sports	26.0	31.1	-16	201.6
Fitness Equipment	51.4	-		39.5
Sports Instruments	20.1	21.5	-7	85.3
Tobacco	23.8	24.8	-4	114.4
Total	283.9	289.4	-2	1,101.9

OPERATING PROFIT BY BUSINESS AREAS

	Jan-March 2003	Jan-March 2002	Change %	Jan-Dec 2002

Racquet Sports	3.8	6.3	-40	25.6
Golf	-2.1	-0.1		7.1
Team Sports	10.9	11.7	-7	24.0
Winter Sports	-3.6	-1.5		39.6
Fitness Equipment	8.9	-		6.3
Sports Instruments	2.2	1.6	38	10.5
Tobacco	1.5	1.7	-12	9.2
Headquarters	-2.5	-2.1		-9.2
Group goodwill	-3.8	-2.3		-10.1
Total	15.3	15.3		103.0

GEOGRAPHIC BREAKDOWN OF NET SALES

	Jan-March 2003	Jan-March 2002	Change %	Jan-Dec 2002
North America	166.2	168.9	-2	558.5
Finland	21.9	23.9	-8	109.5
Rest of Europe	65.8	64.2	2	296.0
Japan	12.8	13.6	-6	56.2
Asia Pacific	8.6	9.2	-7	34.8
Other	8.6	9.6	-10	46.9
Total	283.9	289.4	-2	1,101.9

CONSOLIDATED CASH FLOW STATEMENT

	Jan-March 2003	Jan-March 2002	Jan-Dec 2002
Net cash from operating activities	27.9	12.4	90.0
Net cash from investing activities	-4.2	-3.6	-177.8
Net cash from financing activities			
Dividends paid	-30.5	-	-25.9
Issue of shares	-	-	1.4
Change in net debt	3.0	-3.9	119.7
Net increase/decrease in cash and cash equivalents	-3.7	4.9	7.4
Cash and cash equivalents at 1 Jan	32.4	28.8	25.7
Cash and cash equivalents at 31 March/31 December	28.6	33.7	33.1

CONSOLIDATED BALANCE SHEET

Assets	31 March 2003	31 March 2002	31 Dec 2002
Goodwill	300.2	207.5	312.1
Other intangible fixed assets	19.9	19.2	20.9
Tangible fixed assets	123.2	150.7	126.5
Long-term investments	48.8	52.8	50.3
Inventories and work in progress	156.5	162.2	156.4

Receivables	274.1	292.0	308.2
Marketable securities	1.0	3.0	-
Cash and cash equivalents	27.6	30.7	33.1
Assets	951.3	918.1	1,007.5
Shareholders' equity and liabilities			
Shareholders' equity	439.9	443.4	470.2
Minority interest	3.2	11.2	3.2
Provision for contingent losses	19.0	2.5	19.9
Long-term interest-bearing liabilities	65.3	71.2	48.2
Other long-term liabilities	17.3	17.8	17.3
Short-term interest-bearing liabilities	164.8	68.6	194.8
Other short-term liabilities	241.8	303.4	253.9
Shareholders' equity and liabilities	951.3	918.1	1,007.5
Equity ratio, %	45.1	48.1	45.6
Gearing, %	48	25	47
EUR 1.00 = USD	1.09	0.87	1.05

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	31 March 2003	31 March 2002	31 Dec 2002
Charges on assets	-	-	-
Mortgages pledged	18.2	21.7	18.2
Guarantees	5.6	-	1.4
Liabilities for leasing and rental agreements	49.4	54.4	48.0
Other liabilities	39.8	40.4	32.0

There are no guarantees or contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	31 March 2003	31 March 2002	31 Dec 2002
Nominal value			
Foreign exchange forward contracts	304.9	324.0	217.9
Forward rate agreements	-	80.0	-
Interest rate swaps	114.7	-	119.2
Fair value			
Foreign exchange forward contracts	14.7	-1.1	12.9
Forward rate agreements	-	-0.1	-

Interest rate swaps	-2.3	-	-1.6

QUARTERLY BREAKDOWNS

EUR million	I 2003	IV 2002	III 2002	II 2002	I 2002	IV 2001	III 2001	II 2001
NET SALES								
Racquet Sports	56.9	39.3	60.2	70.6	73.8	48.2	73.1	74.1
Golf	42.6	28.5	39.2	79.4	66.2	38.0	47.5	89.9
Team Sports	63.1	41.9	41.4	48.6	72.0	41.9	45.6	49.1
Winter Sports	26.0	65.4	93.8	11.3	31.1	68.2	91.6	11.1
Fitness Equipment	51.4	39.5	-	-	-	-	-	-
Sports Instruments	20.1	23.5	17.7	22.6	21.5	22.1	18.4	23.0
Tobacco	23.8	28.0	31.3	30.3	24.8	26.1	28.3	27.3
	283.9	266.1	283.6	262.8	289.4	244.5	304.5	274.5
Sold operations	-	-	-	-	-	-	-	0.1
Total	283.9	266.1	283.6	262.8	289.4	244.5	304.5	274.6
OPERATING PROFIT								
Racquet Sports	3.8	3.2	6.6	9.5	6.3	2.5	8.7	8.3
Golf	-2.1	-3.6	-2.1	12.9	-0.1	-6.3	-3.6	11.3
Team Sports	10.9	3.2	2.5	6.6	11.7	4.4	1.9	6.5
Winter Sports	-3.6	16.6	31.3	-6.8	-1.5	16.8	28.4	-5.2
Fitness Equipment	8.9	6.3	-	-	-	-	-	-
Sports Instruments	2.2	3.7	2.1	3.1	1.6	2.2	2.3	3.2
Tobacco	1.5	1.9	2.3	3.3	1.7	2.1	2.6	2.9
Headquarters	-2.5	-2.1	-1.9	-3.1	-2.1	-2.4	-4.3	8.9
Group goodwill	-3.8	-3.4	-2.1	-2.3	-2.3	-2.3	-2.3	-2.3
	15.3	25.8	38.7	23.2	15.3	17.0	33.7	33.6
Sold operations	-	-	-	-	-	-	-	-0.1
Total	15.3	25.8	38.7	23.2	15.3	17.0	33.7	33.5

All forecasts and estimates mentioned in this report are based on management's current judgement of the economic environment and the actual results may be significantly different.

The interim report for the period January to June will be published on 5 August 2003.

AMER GROUP PLC
Board of Directors

For further information, please contact:
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager
Tel. +358 9 725 78 306, e-mail: paivi.antola@amersports.com
www.amersports.com

Amer Group Plc

STOCK EXCHANGE RELEASE 1(2)
April 29, 2003 at 13.00 pm

AMER GROUP RE-ORGANISES WILSON

In order to ensure its competitiveness and to increase efficiency, Amer Group is re-organising its Wilson's businesses in the USA. In the new structure, the businesses will be divided into two business areas: Golf and racquet sports and Team sports.

As a result, Steve Millea will take over responsibility for the golf and racquet sports business globally. Mr Millea previously worked as the Vice President for Wilson's international operations. Team Sports will continue as a separately managed business unit under the leadership of Chris Considine. Both Mr Millea and Mr Considine will report to Mr Roger Talermo, President and CEO of Amer Group.

Simultaneously, Wilson's central administration functions will be discontinued and decentralised. Jim Baugh will leave his position as the President of Wilson Sporting Goods Co.

Amer Group's operations in North America are supported by the local Amer Sports Services organisation. Amer Sports North America Services covers the following departments: legal, tax and cash management. In addition, it covers logistics strategy. The unit serves centrally all Wilson, Atomic, Suunto and Precor operations in North America.

Putting the new structure in place will start immediately. More information about the changes will be provided during the coming months, as appropriate.

Amer Group Plc
Communications



Päivi Antola
Communications Manager

For further information, please contact:
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.

March 20, 2003 at 4.00 pm

AMER GROUP PLC: RESULT OF AGM

Amer Group Plc's Annual General Meeting held earlier today received and adopted the Report of the Board of Directors and the 2002 financial statements. The AGM granted the members of the Board of Directors and the Company's President discharge from liability. In addition, the AGM approved the various resolutions, including the Board's dividend proposal, a cancellation of the Company's own shares, a change to the 2002 warrant scheme and a new warrant scheme to the Group's key personnel.

2002 financial review

Mr Roger Talermo, President & CEO, addressed the AGM, summarising 2002's financial statements. In his review Mr Talermo said that Amer Group's operating profit continued to grow in 2002. Net sales were similar to the previous year's level. Cash flow from operating activities was strong. The Golf Division returned to profitability. In the fourth quarter Amer Group expanded its operations into the fitness equipment market with the acquisition of Precor in the United States. Amer Group's net sales and operating profit are expected to grow in 2003.

Dividend

The AGM adopted the Board's proposal to distribute a dividend of EUR 1.40 a share in respect of the 2002 financial year. The record date is 25 March 2003, and the dividend will be paid on 1 April 2003.

Board of Directors

The number of members of the Board of Directors was resolved to be six.

Of those Board members whose term was scheduled to expire, Mr Ilkka Brotherus and Mr Timo Maasilta were re-elected for three years for the term 2003-2005 and Mr Tuomo Lähdesmäki was re-elected for two years for the term 2003-2004. The other Board members, Mr Felix Björklund (term 2002-2004), Mr Pekka Kainulainen (term 2001-2003) and Mr Roger Talermo (term 2001-2003) will continue as Board Members.

At its first meeting the new Board of Directors elected Mr Pekka Kainulainen as Chairman and Mr Ilkka Brotherus as Vice Chairman, respectively.

Auditors

PricewaterhouseCoopers Oy, Authorised Public Accountants, were elected Auditors of the Company. The auditor in charge of the audit is Mr Göran Lindell, Authorised Public Accountant.

Cancellation of own shares

The AGM adopted the Board's proposal that the registered share capital of Amer Group be decreased by EUR 3,873,200 by cancelling without payment those 968,300 of its own shares the Company currently holds. The accounted counter-value of one share is four euros. After the cancellation, the Company's paid up and registered share capital will amount to EUR 93,032,880 and the number of shares in issue is 23,258,220.

The restricted shareholders' equity will not decrease due to the cancellation because the accounted counter-value of the shares will be transferred from the share capital to the share premium fund.

The cancellation will not have any impact on the breakdown of shareholdings and votes in the Company because the shares to be cancelled are owned by the Company.

Changes to the 2002 warrant scheme

The AGM also resolved that the terms of the 2002 warrant scheme be changed and the maximum amount of warrants be limited to 572,500 and the undistributed 327,500 warrants be cancelled. Due to this change the Company's share capital may increase by up to 572,500 new shares instead of 900,000 new shares, i.e. by a maximum of EUR 2,290,000 instead of 3,600,000. Other terms and conditions of the 2002 warrant scheme remain in force.

A new warrant scheme

The AGM adopted the Board's proposal that a new warrant scheme be issued to Amer Group Plc's key personnel.

The proposed number of warrants to be issued will be 550,000 with entitlement to subscribe for a maximum of 550,000 Amer Group shares. Of these warrants, 185,000 will be offered for subscription to the Group's key personnel and 365,000 will be offered for subscription to Amera Oy, a company belonging to the same group of Amer companies, in order that the warrants may, at a later date, be offered to the key persons determined by Amer Group's Board of Directors. The warrants shall be subscribed for from 10 April to 30 June 2003.

The share subscription price will be EUR 37.90 which is the trade volume weighted average quotation of Amer Group Plc shares on the Helsinki Exchanges during the period 2 January - 14 February 2003 with an addition of ten per cent. The share subscription period commences on 1 January 2006 and ends on 31 December 2008.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager
Tel. +358 9 725 78 306, e-mail: paivi.antola@amersports.com

For further information, please contact:

Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

ENCLOSURE
Terms and conditions of Amer Group Plc's warrant scheme 2003

TERMS AND CONDITIONS OF AMER GROUP PLC'S WARRANT SCHEME 2003

I TERMS AND CONDITIONS FOR ISSUE OF WARRANTS

1. Number of warrants

Amer Group Plc (the "Company") will issue not more than a total of 550,000 warrants entitling their holders to subscribe for a maximum of 550,000 shares in the Company.

2. Allocation of warrants

Deviating from the shareholders' pre-emptive rights to subscription, 185,000 warrants are offered for subscription to the Amer Group's key personnel. The Company's Board of Directors will decide on the allocation of warrants to the Group's key personnel.

The remaining 365,000 warrants are offered for subscription to Amera Oy, a company belonging to the same group of companies as the Company, in order that the warrants may, at a later date, be offered to those key persons determined by the Amer Group Plc's Board of Directors. Amera Oy has no right to transfer the warrants other than to those persons determined by the Company's Board of Directors.

This deviation from the shareholders' pre-emptive right to subscription is due to the fact that the warrant scheme is a part of Amer Group's incentive scheme, and thus, from the Company's point of view, there is a weighty financial reason for the deviation.

3. Subscription period

The warrants shall be subscribed for from 10 April 2003 to 30 June 2003. Persons with the right to subscription will be notified of their right in writing.

4. Subscription price

Warrants will be issued without consideration.

5. Secondary subscription period

Deviating from the shareholders' pre-emptive rights, the Board of Directors will determine the basis on which those warrants that have not been subscribed for during the subscription period will be subscribed for.

6. Prohibition of transfer of warrants, warrant certificate and incorporation into book-entry system

Prior to the commencement of the subscription period, warrants may not be transferred to any third party or pledged without the prior written consent of the Company's Board of Directors. Warrants may be transferred to a third party after the share subscription period has commenced. No warrant certificates shall be given for the warrants.

The warrants will be transferred into the book-entry system prior to the commencement of the share subscription period. The restrictions set out in Sections 6 and 7 of these terms and conditions will be registered so that they are applicable to all warrants in the book-entry system. The Company shall have the right to execute the registrations pursuant to these terms and conditions without the consent of the warrant rights holders.

7. Ceasing of employment or service relationship

Should the employment or service relationship in Amer Group of the respective warrant holder cease subsequent to the subscription for warrants but prior to the share subscription period for reasons other than retirement for pension, permanent disability to work or death, the option rights of such warrant holder shall, without consideration and any further measures, transfer to Amera Oy at the time of cessation of the respective employment or service relationship. Amera Oy shall have the right to transfer such option rights pursuant to these terms and conditions. The Company shall

have the right to get the transfer to Amera Oy registered in the book-entry system without the consent of the warrant holders in order to ensure the execution of this Section 7.

II TERMS AND CONDITIONS OF SHARE SUBSCRIPTION

8. Maximum increase of the share capital

Each warrant shall entitle its holder to subscribe for one (1) share in the Company, each with an accounted counter value of four (4) Euros. As a result of the share subscriptions, the share capital of the Company may be increased by a maximum of 550,000 shares corresponding to 2,200,000 Euros.

Amera Oy shall have no right to subscribe for shares.

9. Share subscription price

The subscription price shall be the trade volume weighted average quotation of the share of Amer Group Plc on the Helsinki Exchanges between January 2 and February 14, 2003 with an addition of ten (10) per cent, however, not less than the accounted counter value of the share.

10. Subscription and payment of shares

The share subscription period commences on 1 January 2006 and ends on 31 December 2008.

Warrants that are held by Amera Oy on 31 December 2004 and that have not, prior to the said date, been transferred to key persons in accordance with Section 2 of these terms and conditions, do not entitle to subscription for shares and become automatically null and void. The Board of Directors of the Company shall enter the annulment of the warrants for registration in the Trade Register.

The place of the share subscription shall be the Head Office of the Company, or another location to be announced at a later date. The shares shall be paid for at the time of subscription.

11. Registration of shares

Subscribed and wholly paid shares will be registered in the subscriber's book-entry account.

The Company will approve the subscriptions in its Board meetings that convene regularly. The Company will enter any increase of the share capital, based on the approved subscriptions, for registration in the Trade Register and arrange for the new shares to be traded on Helsinki Exchanges.

The Company's Board of Directors shall not, however, have the obligation to approve any subscription that is made subsequent to the end of an accounting period but prior to the annual general shareholders' meeting.

12. Shareholders' rights

New shares will qualify first for a dividend payment for the financial year during which the subscription takes place. Other rights will commence on the date when the increase in the share capital is entered into the Trade Register.

13. Share issues, convertible bonds, bonds with warrants and warrants prior to the subscription

13.1 Bonus issue

Should the Company increase its share capital through a bonus issue by issuing new shares, the subscription price and the number of shares to be subscribed for based on a warrant shall be amended using the following formulas:

New subscription price = subscription price prior to bonus issue multiplied by the number of shares prior to bonus issue, then divided by number of shares subsequent to bonus issue.

Number of shares to be subscribed for based on all option rights = number of shares prior to bonus issue multiplied by the number of shares subsequent to bonus issue, then divided by the number of shares prior to bonus issue.

Should the new number of shares to be subscribed for based on subscriber's all warrants not be a round figure, the fraction will be taken into consideration by lowering the subscription price.

13.2 New issue, issuing of convertible bonds and warrants

Should the Company, prior to the subscription for shares, increase its share capital through a new issue or an issue of convertible bonds or bonds with warrants or warrants by granting to its shareholders the first right to subscribe, the holders of warrants will have the same or equal rights as shareholders. Equality between shareholders will be addressed by the Company's Board of Directors through an amendment of the number of shares to be subscribed for, the subscription price, or both.

Should the new number of shares to be subscribed for based on subscriber's all warrants not be a round figure, the fraction will be taken into consideration by lowering the subscription price.

14. Rights of warrant holders in certain situations

Should the Company, prior to the subscription for shares, lower its share capital, the right to subscription of the holders of warrants shall be amended accordingly in a manner specified by the Company in its decision to lower the share capital. If such lowering of the share capital is considered to have no financial effects on the warrant holder, the lowering shall not influence the conditions for the subscription.

Should the Company be placed in liquidation, the terms and conditions of the subscription will remain unchanged.

Should the Company elect to merge with another company as a merging company, or merge with a new company via a combination merger, or to de-merge into two or more companies, the warrant holders will be given the right to subscribe for shares during a period set forth by the Board of Directors prior to such the merger or de-merger. No right to subscription will exist after the above period. In the situation referred to above, the warrant holders shall not have the right to claim that the Company redeems the option rights from them for market value. If the Company is the receiving company in the merger, the terms of the subscription will remain unchanged.

The Company's decision to acquire its own shares shall not have any effect on the warrant holders.

Should a redemption situation arise, as referred to in Chapter 14, Section 19 of the Companies Act, Chapter 6, Section 6 of the Securities Markets Act or Section 13 of the Articles of Association of the Company, the warrant holders will be reserved an opportunity to use their right of subscription during the time period set by the Board of Directors before the redemption. No right to subscription will exist after this period.

Should the accounted counter value of the shares be amended so that the share capital remains unchanged, the terms and conditions of the subscription shall be amended so that the total accounted counter value of shares to be subscribed and the total subscription price remain unchanged. The provisions of section 13 shall be taken into account in any such amendment.

Should the Company's form change from a public limited liability company to a private limited liability company, the terms and conditions of the subscription will remain unchanged.

15. Dispute resolution

The Finnish law shall govern these terms and conditions. Any dispute arising out of these option rights will be settled by one (1) arbitrator in accordance with the Rules of Arbitration of the Finnish Central Chamber of Commerce.

16. Other issues

The Board of Directors of the Company shall decide on other matters relating to the subscription of warrants and shares, such matters including changes in conditions and specifications, which are not to be considered as of significant nature.

Any benefit derived from the warrants will not be accrued to a pension.

Any notices relating to this warrant program may be sent by mail or e-mail.

The documentation for the warrants will be available for inspection at the Company's Head Office in Helsinki.

These terms and conditions have been drawn up in the Finnish and English language. In the event of inconsistency, the Finnish version shall prevail.

Amer Group Plc

PRESS RELEASE 1(1)
March 4, 2003 at 9.00 am

AMER GROUP'S 2002 ANNUAL REPORT PUBLISHED

Amer Group Plc's 2002 Annual Report has been published and can be ordered from Amer Group's corporate communications department. Mailing of the printed version will start today.

The Annual Report is also available in a PDF-format on www.amersports.com.

AMER GROUP PLC
Communications Department

Taina Harala
Communications Assistant
Tel. +358 9 725 78 309, e-mail: taina.harala@amersports.com

Amer Group Plc

STOCK EXCHANGE ANNOUNCEMENT 1(1)
February 12, 2003 at 11.00 am

Amer Group: Exercise of 1998 warrants

A total of 10,500 Amer Group Plc shares have been subscribed for as a result of an exercise of its 1998 warrants. The corresponding increase in the Company's share capital amounting to EUR 42,000 was registered on 12 February 2003. As a result of this increase, Amer Group Plc's share capital now totals EUR 96,906,080 and the total number of shares in issue is 24,226,520.

As these shares were subscribed for and paid up in 2002, they are consequently entitled to dividends for the 2002 financial year. Other shareholder rights commence from the registration date. The new shares will be listed on the Helsinki Exchanges on 13 February 2003 and will also be listed on the London Stock Exchange.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager

For further information, please contact:
Mr Jari Melgin, Corporate Treasurer, Tel. +358 9 7257 8233

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

Amer Group Plc

STOCK EXCHANGE RELEASE 1(12)
February 6, 2003 at 1.00 pm

AMER GROUP RESULTS FOR THE 2002 FINANCIAL YEAR
Amer Group increased profitability

Net sales EUR 1,101.9 million (2001: EUR 1,099.8 million)
Operating profit EUR 103.0 million (2001: EUR 98.6 million)
Profit before extraordinary items and taxes EUR 95.6 million (2001: EUR 89.3 million)
Earnings per share EUR 2.95 (2001: EUR 2.90)
Proposed dividend EUR 1.40 (2001: EUR 1.10)

Amer Group's operating profit continued to grow in 2002. Net sales were similar to previous year. Cash flow from operating activities was strong and the balance sheet remained healthy.

The global economy did not recover during the year and conditions in the sports equipment market were challenging. The Golf Division did, however, return to profitability, whilst Atomic increased its market share in the declining winter sports market and sustained its excellent level of profitability.

In the fourth quarter Amer Group expanded its operations into the fitness equipment market with the acquisition of Precor in the United States.

The Board of Directors proposes that a dividend of EUR 1.40 per share be paid for the 2002 financial year, which represents a dividend ratio of 49%. A dividend of EUR 1.10 per share was paid for the 2001 financial year. According to the Board's proposal the record date will be 25 March 2003 and the dividend will be paid on 1 April 2003.

NET SALES AND RESULTS

The Group's net sales were EUR 1,101.9 million (2001: EUR 1,099.8 million). The acquisition of the US fitness equipment manufacturer Precor in October boosted net sales in 2002 by EUR 39.5 million whilst foreign exchange rate movements reduced net sales by an estimated EUR 38 million, due mainly to the strengthening of the euro against the US dollar. Precor is included in Amer Group's consolidated financial statements from 1 November 2002.

Geographically, 51% of net sales were generated in North America, 37% in Europe, 5% in Japan, 3% in Asia Pacific and 4% from the rest of the world. Sales rose by 3% in Europe, but declined by 1% in North America, 7% in Japan, 3% in Asia Pacific and 2% from the rest of the world.

The Group's operating profit amounted to EUR 103.0 million (2001: EUR 98.6 million), representing 9.3% (9.0%) of net sales. The new Fitness Equipment Division boosted operating profit by EUR 5.1 million (after goodwill amortization). Profit before extraordinary items and taxes totalled EUR 95.6 million (2001: EUR 89.3 million) and net profit was EUR 68.5 million (2001: EUR 68.5 million). Earnings per share were EUR 2.95 (2001: EUR 2.90). 2001 operating profit included a gain of USD 8 million following the settlement of certain patent infringement lawsuits in the United States.

Net financing expenses decreased by 20% to EUR 7.4 million (2001: EUR 9.3 million), representing 0.7% of net sales.

Taxes for the 2002 financial year were EUR 26.5 million (2001: EUR 20.5 million). The tax rate rose from 23% to 28%.

Return on capital employed (ROCE) increased from 17.0% to 18.3%. Return on equity decreased from 15.6% to 15.5%.

Q4 RESULTS

The Group's Q4 net sales were EUR 266.1 million (2001: EUR 244.5 million). Precor was consolidated into Amer Group on 1 November 2002. Precor's net sales in November and December were EUR 39.5 million.

The Group's Q4 operating profit was EUR 25.8 million (2001: EUR 17.0 million), of which Precor accounted for EUR 5.1 million (after goodwill amortization). Operating profit was also boosted by the Golf Division's improved results. Profit before extraordinary items and taxes was EUR 23.6 million (2001: EUR 15.5 million).

The high season for the Winter Sports Division has a significant bearing on Amer Group's Q4 performance. Snow conditions were poor at many ski resorts in the Alps, which reduced the volume of re-orders. Atomic's net sales declined by 4% and operating profit remained unchanged.

DIVISIONAL REVIEWS

The Racquet Sports Division's net sales in 2002 were EUR 243.9 million (2001: EUR 264.8 million). Operating profit was EUR 25.6 million (2001: EUR 26.1 million). Comparable net sales in local currencies fell by 3%, while operating profit rose by 4%. Wilson retained its strong position as the No. 1 brand in tennis equipment with a global market share of 35% in tennis racquets and 22% in tennis balls.

The Golf Division made an operating profit of EUR 7.1 million (2001: loss of EUR 3.3 million) on net sales of EUR 213.3 million (2001: EUR 235.9 million). Comparable net sales in local currencies declined by 5%. Sales of clubs in the higher price point category rose

substantially, and profitability improved thanks to the lower cost level achieved by the cost-cutting measures taken in 2001. Sales of golf balls weakened amidst fierce competition and there was a slight contraction in Wilson's market share.

The Team Sports Division's net sales were EUR 203.9 million (2001: EUR 204.7 million) and its operating profit was EUR 24.0 million (2001: EUR 24.2 million). Comparable net sales in local currencies rose by 6%. Sales of baseball gloves were up 21%.

In addition to sales of racquet sports, golf and team sports equipment, global sales of other products manufactured under licence from Wilson totalled approximately EUR 150 million.

Snow conditions during the 2001/2002 winter sports season were poor in several key European markets, and many ski resorts suffered from a lack of snow at the beginning of the 2002/2003 season. Nevertheless, the Winter Sports Division's net sales rose slightly to EUR 201.6 million (2001: EUR 199.3 million). Operating profit was almost unchanged at EUR 39.6 million (2001: EUR 40.2 million). Sales of alpine skis rose by 6%. Geographically, the fastest growth was in the United States, of 9%.

Suunto's net sales rose slightly to EUR 85.3 million (2001: EUR 83.4 million). Operating profit was EUR 10.5 million (2001: EUR 10.1 million). Sales of wristop computers rose by 20% and diving instruments by 7%. Wristop computers and diving instruments accounted for 60% of Suunto's net sales.

Amer Tobacco's net sales increased by 10% to EUR 114.4 million (2001: EUR 103.9 million). Operating profit fell by 4% to EUR 9.2 million (2001: EUR 9.6 million). At the beginning of the year the company began shipments of tax-free Marlboro cigarettes to the Baltic Rim region. The company paid excise duty of EUR 418.3 million on cigarettes.

ACQUISITION OF PRECOR

In October, Amer Group acquired the US fitness equipment manufacturer Precor Inc. and its sales companies. Precor was consolidated into the Group on 1 November 2002. Precor and its businesses now form Amer Group's Fitness Equipment Division.

The acquisition agreement was signed with Precor's parent company, Illinois Tool Works Inc., on 3 October 2002 and the deal was completed on 31 October 2002. The final debt-free purchase price was USD 166 million, which was paid in cash. The transaction gave rise to goodwill on consolidation amounting to USD 144 million, which will be amortized over 20 years.

The acquisition was financed using the Group's own cash resources and short-term bridge financing. In January 2003 this was replaced by long-term bank funding.

CAPITAL EXPENDITURE

The Group's gross capital expenditure on fixed assets totalled EUR 24.1 million (2001: EUR 24.2 million), broken down by division as follows: Wilson EUR 12.3 million, Atomic EUR 6.4 million, Suunto EUR 2.3 million, Amer Tobacco EUR 1.7 million and Precor EUR 0.5 million. Investments in production and logistics accounted for most of the expenditure.

Amer Sports Europe Services GmbH built a logistics centre at Überherrn in Germany. The new facility was completed in December at a cost of EUR 5.3 million. Since January 2003 Suunto's shipments to all the main European markets have been handled directly from Überherrn. Shipments of racquet sports and team sports equipment from Überherrn will begin in spring 2003. The central warehousing facility at Nashville in the United States was also enlarged during the year at a cost of EUR 3.6 million.

Income from sales of real estate shares and other fixed assets totalled EUR 14.7 million.

RESEARCH AND DEVELOPMENT

R&D expenditure amounted to EUR 23.9 million, representing 2.2% of net sales. Of this total, EUR 11.9 million related to Wilson, EUR 5.3 million to Atomic, EUR 5.0 million to Suunto and EUR 1.7 million to Precor.

FINANCE

The equity ratio at the end of the year was 45.6% (2001: 50.7%), and gearing was 47% (2001: 26%). The Group's year-end net debt totalled EUR 209.9 million (2001: EUR 114.5 million). The Group's financial position and liquidity remained strong.

PERSONNEL

The number of Amer Group employees rose by 205 from 3,734 to 3,939 during 2002. The average number of employees during 2002 was 3,827 (2001: 4,015). The year-end total number of people employed in Precor, which was acquired in October, was 464. The year-end total numbers of employees in the other Group companies were as follows: Wilson 1,872 (2001: 2,125), Atomic 636 (2001: 633), Suunto 577 (2001: 575) and Amer Tobacco 346 (2001: 356). The Parent Company, Amer Group Plc, had 44 (2001: 45) employees at the end of the year with an average of 45 (2001: 45) during the year.

At the end of the year, the number of employees totalled 1,578 in the United States, 686 in Finland, 540 in Austria and 1,135 in the rest of the world.

During the year the Board of Directors approved a new incentive scheme.

THE PARENT COMPANY'S BOARD OF DIRECTORS AND AUDITORS

At the Annual General Meeting on 21 March 2002 it was resolved that the Board of Directors would consist of six members. Mr Felix Björklund, whose term was scheduled to expire, was re-elected for the term 2002-2004. Mr Ilkka Brotherus (term 2000-2002), Mr Pekka Kainulainen (term 2001-2003), Mr Tuomo Lähdesmäki (term 2000-2002), Mr Timo Maasilta (term 2000-2002) and Mr Roger Talermo (term 2001-2003) continued to serve as Board Members. At its first meeting the new Board of Directors elected Mr Pekka Kainulainen as Chairman and Mr Ilkka Brotherus as Vice Chairman.

PricewaterhouseCoopers Oy, Authorised Public Accountants, were elected Auditors of the Company, with the auditor in charge being Mr Göran Lindell, A.P.A.

SHARES

The Company had 10,689 registered shareholders at the end of the year. Nominees accounted for 54% of the total shares in issue (50%).

Amer's share price performed favourably during the year. The share price rose 18%, compared with a 16% fall in the HEX portfolio index in Helsinki and a 39% decline in the FTSE 30 index in London. Altogether 62% of the shares in issue changed hands, with 10.9 million shares or 45% being traded on the Helsinki Exchanges, and 4.0 million or 17% on the London Stock Exchange. The share price was at its lowest in October and at its highest in May. In Helsinki, the share price high was EUR 40.00 and the low EUR 25.83, averaging EUR 31.48.

During the year a total of 80,100 new shares subscribed on the basis of 1998 A/B warrants were registered. In November-December a total of 30,500 shares were subscribed. Of these, 20,000 were registered on 15 January 2003 and 10,500 will be registered in February 2003. After the corresponding increases in share capital, the number of shares that can still be subscribed on the basis of the 1998 warrant scheme is 701,000.

The subscription period for the B warrants began on 1 January 2002. The B warrants were listed on Helsinki Exchanges and simultaneously combined with the A warrants as one security on 11 January 2002. The subscription period for the C warrants began on 1 January 2003, and

these were similarly listed and combined with the A/B warrants on 2 January 2003.

The Annual General Meeting held on 21 March 2002 approved a new warrant scheme. By the end of the subscription period all 900,000 warrants of the 2002 scheme had been subscribed. The subscription period was 10 April - 30 June 2002. Each warrant has the right to subscribe for one share of Amer Group Plc. The share subscription period is 1 January 2005 - 31 December 2007 and the subscription price is EUR 32.36.

The 2002 Annual General Meeting also approved a proposal to authorise the Board of Directors to sell and dispose of Amer Group shares held by the Company. The authorisation applies to a maximum of 1,200,000 Amer shares, representing 5% of the Company's registered share capital as of 21 March 2002. During 2002 the Board did not act on the basis of these authorisations, which will remain in force until 20 March 2003. At the end of the year the Company held 968,300 own shares, representing 4% of the share capital and votes.

At the end of the year, the number of the shares in issue was 24,196,020 and the share capital totalled EUR 96,784,080. The Company's year-end market capitalisation excluding its own shares held, stood at EUR 810.6 million.

At the end of the year under review the Board of Directors had no outstanding authorisations to issue shares.

EVENTS AFTER THE END OF THE FINANCIAL YEAR

In January 2003 Suunto announced that it had started co-operation with Microsoft. As a result of the co-operation Suunto will launch a new Suunto n series of wristop computers that use wireless technology to receive short messages and user-specific information from the Internet. Radio frequencies will be used in the data transmission. The instruments will also possess the features of sports wristops such as a timer, altimeter and heart rate monitor. The Suunto n series will be launched in North America at the end of 2003.

INTRODUCTION OF IAS RULES

The Commission of the European Union has ruled that all EU listed companies must prepare their consolidated financial statements in accordance with International Accounting Standards (IAS) by 2005 at the latest. Amer Group plans to switch to IAS in 2004.

OUTLOOK FOR 2003

The outlook for the global economy and the sports equipment market in 2003 remains clouded by uncertainty. However, demand for sports

equipment is strongly influenced by sports-related factors as well as the economic situation. These factors include trends in the active following of individual sports and new innovations in sports equipment. Amer Group's operations are balanced by its broad portfolio of sports and its presence in all key markets.

Global demand for tennis, golf and team sports equipment is expected to remain flat in 2003. Fierce competition is expected to continue on the golf equipment market. Demand for winter sports equipment will weaken due to poor early season snow conditions in many key markets. The growth in demand for sports instruments and fitness equipment is expected to continue.

Amer Group has set itself the goal of becoming the world's No 1 sports equipment company. With a strong cash flow from operating activities and a strong balance sheet as well as a good position in the sports equipment market, Amer Group has a firm foundation to advance the strategic development of its businesses. Amer Group's net sales and operating profit are expected to grow in 2003.

DIVIDEND PROPOSAL

Amer Group pursues a progressive dividend policy reflecting its results, with the objective of distributing a dividend of at least one third of annual net profits. The Board of Directors will therefore propose to the Annual General Meeting that a dividend of EUR 1.40 (2001: EUR 1.10) per share be paid for the 2002 financial year, representing 49% of profit for the financial year.

CONSOLIDATED RESULTS

EUR million	2002	2001	Change %
NET SALES	1,101.9	1,099.8	
Depreciation	34.4	34.9	
OPERATING PROFIT	103.0	98.6	4
Net financing expenses	-7.4	-9.3	
PROFIT BEFORE EXTRAORDINARY ITEMS	95.6	89.3	7
Extraordinary items	-	-	
PROFIT BEFORE TAXES	95.6	89.3	7
Taxes	-26.5	-20.5	
Minority interest	-0.6	-0.3	
PROFIT	68.5	68.5	
Earnings per share, EUR	2.95	2.90	
Earnings per share, diluted, EUR	2.91	2.88	
Adjusted average number of shares in issue less own shares, million	23.2	23.6	
Equity per share, EUR	19.17	18.71	

ROCE, %	18.3	17.0
ROE, %	15.5	15.6
Average rates used:		
EUR 1.00 = USD	0.94	0.90
AVERAGE PERSONNEL	3,827	4,015

In financial ratios shareholders' equity and number of shares exclude own shares.

NET SALES BY BUSINESS AREAS

	2002	2001	Change %
Racquet Sports	243.9	264.8	-8
Golf	213.3	235.9	-10
Team Sports	203.9	204.7	
Winter Sports	201.6	199.3	1
Sports Instruments	85.3	83.4	2
Fitness Equipment	39.5	-	
Tobacco	114.4	103.9	10
	1,101.9	1,092.0	1
Sold operations	-	7.8	
Net sales, total	1,101.9	1,099.8	

BREAKDOWN OF OPERATING PROFIT

	2002	2001	Change %
Racquet Sports	25.6	26.1	-2
Golf	7.1	-3.3	
Team Sports	24.0	24.2	-1
Winter Sports	39.6	40.2	-1
Sports Instruments	10.5	10.1	4
Fitness Equipment	6.3	-	
Tobacco	9.2	9.6	-4
Headquarters	-9.2	0.3	
Group goodwill	-10.1	-9.3	
	103.0	97.9	5
Sold operations	-	0.7	
Total	103.0	98.6	4

GEOGRAPHIC BREAKDOWN OF NET SALES

	2002	2001	%	Change %
North America	558.5	562.1	51	-1
Finland	109.5	114.7	10	-5
Rest of Europe	296.0	278.8	27	6
Japan	56.2	60.6	5	-7
Asia Pacific	34.8	35.9	3	-3
Other	46.9	47.7	4	-2

Group, total	1,101.9	1,099.8	100

CONSOLIDATED CASH FLOW STATEMENT

	2002	2001
Net cash from operating activities	90.0	93.2
Net cash from investing activities	-177.8	11.8
Net cash from financing activities	95.2	-118.1
Net increase/decrease in cash and cash equivalents	7.4	-13.1
Cash and cash equivalents at 1 Jan	25.7	41.6
Cash and cash equivalents at 31 Dec	33.1	28.5

CONSOLIDATED BALANCE SHEET

Assets	31 Dec 2002	31 Dec 2001
Goodwill	312.1	208.1
Other intangible fixed assets	20.9	19.8
Tangible fixed assets	126.5	151.9
Long-term investments	50.3	56.0
Inventories and work in progress	156.4	155.2
Receivables	308.2	282.4
Marketable securities	-	1.5
Cash and cash equivalents	33.1	27.0
Assets	1,007.5	901.9

Shareholders' equity and liabilities	31 Dec 2002	31 Dec 2001
Shareholders' equity	470.2	458.1
Minority interest	3.2	11.2
Provision for contingent losses	19.9	2.8
Long-term interest-bearing liabilities	48.2	73.4
Other long-term liabilities	17.3	19.6
Short-term interest-bearing liabilities	194.8	69.6
Other short-term liabilities	253.9	267.2
Shareholders' equity and liabilities	1,007.5	901.9
Equity ratio, %	45.6	50.7
Gearing, %	47	26
EUR 1.00 = USD	1.05	0.88

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	31 Dec 2002	31 Dec 2001
Charges on assets	-	-

Mortgages pledged	18.2	17.3
Guarantees	1.4	-
Liabilities for leasing and rental agreements	48.0	55.6
Other liabilities	32.0	40.9

There are no guarantees or contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	31 Dec 2002	31 Dec 2001
Nominal value		
Foreign exchange forward contracts	217.9	306.6
Forward rate agreements	-	50.0
Interest rate swaps	119.2	-
Fair value		
Foreign exchange forward contracts	12.9	1.9
Forward rate agreements	-	-
Interest rate swaps	-1.6	-

QUARTERLY BREAKDOWN OF NET SALES

EUR million	2002				2001			
	IV	III	II	I	IV	III	II	I
Racquet Sports	39.3	60.2	70.6	73.8	48.2	73.1	74.1	69.4
Golf	28.5	39.2	79.4	66.2	38.0	47.5	89.9	60.5
Team Sports	41.9	41.4	48.6	72.0	41.9	45.6	49.1	68.1
Winter Sports	65.4	93.8	11.3	31.1	68.2	91.6	11.1	28.4
Sports Instruments	23.5	17.7	22.6	21.5	22.1	18.4	23.0	19.9
Fitness Equipment	39.5	-	-	-	-	-	-	-
Tobacco	28.0	31.3	30.3	24.8	26.1	28.3	27.3	22.2
	266.1	283.6	262.8	289.4	244.5	304.5	274.5	268.5
Sold operations	-	-	-	-	-	-	0.1	7.7
Total	266.1	283.6	262.8	289.4	244.5	304.5	274.6	276.2

QUARTERLY BREAKDOWN OF OPERATING PROFIT

Racquet Sports	3.2	6.6	9.5	6.3	2.5	8.7	8.3	6.6
Golf	-3.6	-2.1	12.9	-0.1	-6.3	-3.6	11.3	-4.7
Team Sports	3.2	2.5	6.6	11.7	4.4	1.9	6.5	11.4
Winter Sports	16.6	31.3	-6.8	-1.5	16.8	28.4	-5.2	0.2
Sports Instru-ments	3.7	2.1	3.1	1.6	2.2	2.3	3.2	2.4
Fitness Equipment	6.3	-	-	-	-	-	-	-
Tobacco	1.9	2.3	3.3	1.7	2.1	2.6	2.9	2.0
Head-quarters	-2.1	-1.9	-3.1	-2.1	-2.4	-4.3	8.9	-1.9
Group goodwill	-3.4	-2.1	-2.3	-2.3	-2.3	-2.3	-2.3	-2.4
	25.8	38.7	23.2	15.3	17.0	33.7	33.6	13.6
Sold opera-tions	-	-	-	-	-	-	-0.1	0.8
Total	25.8	38.7	23.2	15.3	17.0	33.7	33.5	14.4

All forecasts and estimates mentioned in this report are based on management's current judgement of the economic environment and the actual results may be significantly different.

The Group's annual report will be published during week 10. The interim reports in 2003 will be published on 29 April, 5 August and 28 October, respectively.

The Company's Annual General Meeting will be held on Thursday, 20 March 2003 at 2:00 pm at Amer Group Plc's headquarters in Helsinki (Mäkelänkatu 91).

AMER GROUP PLC
Board of Directors

For further information, please contact:
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

AMER GROUP PLC
Communications



Päivi Antola, Communications Manager
Tel. +358 9 7257 8306, e-mail: paivi.antola@amersports.com
www.amersports.com

Amer Group Plc

STOCK EXCHANGE RELEASE 1(8)
February 6, 2003 at 1.45 pm

AMER GROUP'S BOARD OF DIRECTORS' PROPOSALS TO THE ANNUAL GENERAL MEETING

Amer Group Plc's Board of Directors have decided to propose to the Annual General Meeting to be held on 20 March 2003 a cancellation of its own shares, a change to the 2002 warrant scheme and a new warrant scheme to the Group's key personnel.

CANCELLATION OF OWN SHARES

Amer Group Plc's Board of Directors proposes to the Annual General Meeting to be held on 20 March 2003 to cancel its own shares as follows:

The registered share capital will be decreased by EUR 3,873,200 by cancelling without payment those 968,300 of its own shares the Company currently holds. The accounted counter-value of one share is four euros. After the cancellation, the Company's paid up and registered share capital will amount to EUR 93,032,880 and the number of shares will be 23,258,220 (including those 10,500 shares that will be registered in February 2003).

The restricted shareholders' equity will not decrease due to the cancellation because the accounted counter-value of the shares will be transferred from the share capital to the premium fund.

The cancellation will not have any impact on the breakdown of shareholdings and votes in the Company because the shares to be cancelled are owned by the Company.

CHANGES TO THE 2002 WARRANT SCHEME

Amer Group Plc's Board of Directors will also propose to the AGM that the terms of the 2002 warrant scheme be changed and the maximum amount of warrants be limited to 572,500 and the undistributed 327,500 warrants be cancelled.

Amer Group Plc's Annual General Meeting held on 21 March 2002 adopted the Board's proposal that 900,000 warrants be issued to Amer Group's key personnel with entitlement to subscribe for a maximum of 900,000 Amer Group shares. Of these warrants, 300,000 were offered for subscription to the Group's key personnel and 600,000 were offered for subscription to Amera Oy, a company belonging to the same group of Amer companies, in order that the warrants may, at a later date, be offered to the key persons determined by Amer Group's Board of Directors.

The Board decided on 6 February 2003 not to offer part of the warrants because the company did not fully reach its financial targets in 2002. Thus the Board proposes to the AGM to cancel the undistributed warrants.

Due to this change the Company's share capital may increase by up to 572,500 new shares instead of 900,000 new shares, i.e. by a maximum of EUR 2,290,000 instead of 3,600,000.

Other terms and conditions of the 2002 warrant scheme will remain. The share subscription price is EUR 32.36, which according to the warrant terms was the trade volume weighted average quotation of Amer Group Plc shares on the Helsinki Exchanges during the period 1 January - 15 February 2002 plus 10 per cent. The subscription period of the shares will commence on 1 January 2005 and end on 31 December 2007.

A NEW WARRANT SCHEME

Amer Group Plc's Board of Directors will propose to the AGM that a new warrant scheme be issued to Amer Group Plc's key personnel.

The proposed number of warrants to be issued will be 550,000 with entitlement to subscribe for a maximum of 550,000 Amer Group shares. Of these warrants, 185,000 will be offered for subscription to the Group's key personnel and 365,000 will be offered for subscription to Amera Oy, a company belonging to the same group of Amer companies, in order that the warrants may, at a later date, be offered to the key persons determined by Amer Group's Board of Directors. The warrants shall be subscribed for from 10 April to 30 June 2003.

The share subscription period commences on 1 January 2006 and ends on 31 December 2008. Warrants that are held by Amera Oy on 31 December 2004 and that have not, prior to the said date, been transferred to key persons in accordance with the terms and conditions of the warrant scheme, will not be entitled to subscribe for shares and will become automatically null and void.

The share subscription price will be the trade volume weighted average quotation of Amer Group Plc shares on the Helsinki Exchanges during the period 2 January - 14 February 2003 with an addition of ten per cent, however, not less than the accounted counter value of the share.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager

For further information, please contact:
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

ENCLOSURE
Terms and conditions of Amer Group Plc's warrant scheme 2003

TERMS AND CONDITIONS OF AMER GROUP PLC'S WARRANT SCHEME 2003

I TERMS AND CONDITIONS FOR ISSUE OF WARRANTS

1. Number of warrants

Amer Group Plc (the "Company") will issue not more than a total of 550,000 warrants entitling their holders to subscribe for a maximum of 550,000 shares in the Company.

2. Allocation of warrants

Deviating from the shareholders' pre-emptive rights to subscription, 185,000 warrants are offered for subscription to the Amer Group's key personnel. The Company's Board of Directors will decide on the allocation of warrants to the Group's key personnel.

The remaining 365,000 warrants are offered for subscription to Amera Oy, a company belonging to the same group of companies as the Company, in order that the warrants may, at a later date, be offered to those key persons determined by the Amer Group Plc's Board of Directors. Amera Oy has no right to transfer the warrants other than to those persons determined by the Company's Board of Directors.

This deviation from the shareholders' pre-emptive right to subscription is due to the fact that the warrant scheme is a part of Amer Group's incentive scheme, and thus, from the Company's point of view, there is a weighty financial reason for the deviation.

3. Subscription period

The warrants shall be subscribed for from 10 April 2003 to 30 June 2003. Persons with the right to subscription will be notified of their right in writing.

4. Subscription price

Warrants will be issued without consideration.

5. Secondary subscription period

Deviating from the shareholders' pre-emptive rights, the Board of Directors will determine the basis on which those warrants that have not been subscribed for during the subscription period will be subscribed for.

6. Prohibition of transfer of warrants, warrant certificate and incorporation into book-entry system

Prior to the commencement of the subscription period, warrants may not be transferred to any third party or pledged without the prior written consent of the Company's Board of Directors. Warrants may be transferred to a third party after the share subscription period has commenced. No warrant certificates shall be given for the warrants.

The warrants will be transferred into the book-entry system prior to the commencement of the share subscription period. The restrictions set out in Sections 6 and 7 of these terms and conditions will be registered so that they are applicable to all warrants in the book-entry system. The Company shall have the right to execute the registrations pursuant to these terms and conditions without the consent of the warrant rights holders.

7. Ceasing of employment or service relationship

Should the employment or service relationship in Amer Group of the respective warrant holder cease subsequent to the subscription for warrants but prior to the share subscription period for reasons other than retirement for pension, permanent disability to work or death, the option rights of such warrant holder shall, without consideration and any further measures, transfer to Amera Oy at the time of cessation of the respective employment or service relationship. Amera Oy shall have the right to transfer such option rights pursuant to these terms and conditions. The Company shall have the right to get the transfer to Amera Oy registered in the book-entry system without the consent of the warrant holders in order to ensure the execution of this Section 7.

II TERMS AND CONDITIONS OF SHARE SUBSCRIPTION

8. Maximum increase of the share capital

Each warrant shall entitle its holder to subscribe for one (1) share in the Company, each with an accounted counter value of four (4) Euros. As a result of the share subscriptions, the share capital of the Company may be increased by a maximum of 550,000 shares corresponding to 2,200,000 Euros.

Amera Oy shall have no right to subscribe for shares.

9. Share subscription price

The subscription price shall be the trade volume weighted average quotation of the share of Amer Group Plc on the Helsinki Exchanges between January 2 and February 14, 2003 with an addition of ten (10) per cent, however, not less than the accounted counter value of the share.

10. Subscription and payment of shares

The share subscription period commences on 1 January 2006 and ends on 31 December 2008.

Warrants that are held by Amera Oy on 31 December 2004 and that have not, prior to the said date, been transferred to key persons in accordance with Section 2 of these terms and conditions, do not entitle to subscription for shares and become automatically null and void. The Board of Directors of the Company shall enter the annulment of the warrants for registration in the Trade Register.

The place of the share subscription shall be the Head Office of the Company, or another location to be announced at a later date. The shares shall be paid for at the time of subscription.

11. Registration of shares

Subscribed and wholly paid shares will be registered in the subscriber's book-entry account.

The Company will approve the subscriptions in its Board meetings that convene regularly. The Company will enter any increase of the share capital, based on the approved subscriptions, for registration in the Trade Register and arrange for the new shares to be traded on Helsinki Exchanges.

The Company's Board of Directors shall not, however, have the obligation to approve any subscription that is made subsequent to the end of an accounting period but prior to the annual general shareholders' meeting.

12. Shareholders' rights

New shares will qualify first for a dividend payment for the financial year during which the subscription takes place. Other rights will commence on the date when the increase in the share capital is entered into the Trade Register.

13. Share issues, convertible bonds, bonds with warrants and warrants prior to the subscription

13.1 Bonus issue

Should the Company increase its share capital through a bonus issue by issuing new shares, the subscription price and the number of shares to be subscribed for based on a warrant shall be amended using the following formulas:

New subscription price = subscription price prior to bonus issue multiplied by the number of shares prior to bonus issue, then divided by number of shares subsequent to bonus issue.

Number of shares to be subscribed for based on all option rights = number of shares prior to bonus issue multiplied by the number of shares subsequent to bonus issue, then divided by the number of shares prior to bonus issue.

Should the new number of shares to be subscribed for based on subscriber's all warrants not be a round figure, the fraction will be taken into consideration by lowering the subscription price.

13.2 New issue, issuing of convertible bonds and warrants

Should the Company, prior to the subscription for shares, increase its share capital through a new issue or an issue of convertible bonds or bonds with warrants or warrants by granting to its shareholders the first right to subscribe, the holders of warrants will have the same or equal rights as shareholders. Equality between shareholders will be addressed by the Company's Board of Directors through an amendment of the number of shares to be subscribed for, the subscription price, or both.

Should the new number of shares to be subscribed for based on subscriber's all warrants not be a round figure, the fraction will be taken into consideration by lowering the subscription price.

14. Rights of warrant holders in certain situations

Should the Company, prior to the subscription for shares, lower its share capital, the right to subscription of the holders of warrants shall be amended accordingly in a manner specified by the Company in its decision to lower the share capital. If such lowering of the share capital is considered to have no financial effects on the warrant holder, the lowering shall not influence the conditions for the subscription.

Should the Company be placed in liquidation, the terms and conditions of the subscription will remain unchanged.

Should the Company elect to merge with another company as a merging company, or merge with a new company via a combination merger, or to de-merge into two or more companies, the warrant holders will be given the right to subscribe for shares during a period set forth by the Board of Directors prior to such the merger or de-merger. No right to subscription will exist after the above period. In the situation referred to above, the warrant holders shall not have the right to claim that the Company redeems the option rights from them for market value. If the Company is the receiving company in the merger, the terms of the subscription will remain unchanged.

The Company's decision to acquire its own shares shall not have any effect on the warrant holders.

Should a redemption situation arise, as referred to in Chapter 14, Section 19 of the Companies Act, Chapter 6, Section 6 of the Securities Markets Act or Section 13 of the Articles of Association of the Company, the warrant holders will be reserved an opportunity to use their right of subscription during the time period set by the Board of Directors before the redemption. No right to subscription will exist after this period.

Should the accounted counter value of the shares be amended so that the share capital remains unchanged, the terms and conditions of the subscription shall be amended so that the total accounted counter value of shares to be subscribed and the total subscription price remain unchanged. The provisions of section 13 shall be taken into account in any such amendment.

Should the Company's form change from a public limited liability company to a private limited liability company, the terms and conditions of the subscription will remain unchanged.

15. Dispute resolution

The Finnish law shall govern these terms and conditions. Any dispute arising out of these option rights will be settled by one (1) arbitrator in accordance with the Rules of Arbitration of the Finnish Central Chamber of Commerce.

16. Other issues

The Board of Directors of the Company shall decide on other matters relating to the subscription of warrants and shares, such matters including changes in conditions and specifications, which are not to be considered as of significant nature.

Any benefit derived from the warrants will not be accrued to a pension.

Any notices relating to this warrant program may be sent by mail or e-mail.

The documentation for the warrants will be available for inspection at the Company's Head Office in Helsinki.

These terms and conditions have been drawn up in the Finnish and English language. In the event of inconsistency, the Finnish version shall prevail.

Amer Group Plc

STOCK EXCHANGE RELEASE 1(1)
January 30, 2003 at 2.45 pm

AMER GROUP INCREASES ITS COMMERCIAL PAPER PROGRAMME

Amer Group Plc increases the size of its 2001 Commercial Paper Programme to EUR 200 million from EUR 100 million.

The arrangers, OKO Bank, Nordea Bank and Sampo Bank, remain unchanged.

AMER GROUP PLC
Communications Department



Päivi Antola
Communications Manager

For further information, please contact:
Mr Jari Melgin, Corporate Treasurer, Tel. +358 9 7257 8233

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

Amer Group Plc

STOCK EXCHANGE ANNOUNCEMENT 1(1)
January 15, 2003 at 1.15 pm

Amer Group: Exercise of 1998 warrants

A total of 20,000 Amer Group Plc shares have been subscribed for as a result of an exercise of its 1998 A/B warrants. The corresponding increase in the Company's share capital amounting to EUR 80,000 was registered on 15 January 2003. As a result of the increase, Amer Group Plc's share capital now totals EUR 96,864,080 and the total number of shares in issue is 24,216,020.

As these shares were subscribed for and paid up in 2002, they are consequently entitled to dividends for the 2002 financial year. Other shareholder rights commence from the registration date, 15 January 2003. The new shares will be listed on the Helsinki Exchanges together with the old shares on 16 January 2003. These shares will also be listed on the London Stock Exchange.

AMER GROUP PLC
Communications Department



Päivi Antola
Communications Manager

For further information, please contact:
Mr Jari Melgin, Corporate Treasurer, Tel. +358 9 7257 8233

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

Amer Group Plc

STOCK EXCHANGE RELEASE 1(1)
January 9, 2003 at 08.00 am

SUUNTO LTD TO START R&D COOPERATION WITH MICROSOFT

Suunto Ltd, a wholly owned subsidiary of Amer Group Plc, has started a R&D cooperation with Microsoft Corporation. The cooperation covers the development of Microsoft Smart Personal Objects Technology (SPOT) enabled sports wristops.

As a result of the cooperation Suunto will launch a new Suunto N series of wristop computers that use wireless technology to receive short messages and user specific information from the Internet. In the data transmission, radio frequencies are being used.

Suunto N series will be offered in the North American markets and it is scheduled to reach US retail markets by the end of 2003. The radio receiver solution developed by Microsoft is available in the 100 biggest cities in the USA and Canada.

AMER GROUP PLC
Communications Department



Päivi Antola
Communications Manager

For further information, please contact:
Mr Max Alfthan, Communications Director, Amer Group Plc, tel. +358 400 461 640
Mr Dan Colliander, President, Suunto Ltd, tel. +358 50 342 9950

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP PLC
Amer Group Plc (www.amersports.com) is a leading global sports equipment company with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technologically advanced game improvement products for active sports participants. In 2001 the Group's net sales totalled EUR 1,099.8 million and operating profit amounted to EUR 98.6 million. The Group employs 4,200 people.

Amer Group Plc

STOCK EXCHANGE ANNOUNCEMENT 1(1)
October 28, 2003 at 10.45 am

Amer Group: Exercise of 1998 warrants

A total of 10,500 Amer Group Plc shares have been subscribed for as a result of an exercise of its 1998 A/B/C warrants. The corresponding increase in the Company's share capital amounting to EUR 42,000 was registered on 28 October 2003. As a result of this increase, Amer Group Plc's share capital now totals EUR 97,620,280 and the total number of shares in issue is 24,405,070.

Shareholder rights commence from the registration date. The new shares will be listed on the Helsinki Exchanges on 29 October 2003 and will also be listed on the London Stock Exchange.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager

For further information, please contact:
Mr Jari Melgin, Corporate Treasurer, tel. +358 9 7257 8233

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.

Amer Group Plc

STOCK EXCHANGE ANNOUNCEMENT 1(1)
October 24, 2003 at 2.45 pm

AMER GROUP PLC: FIDELITY'S HOLDING IN COMPANY

Pursuant the Finnish Securities Market Act (Section 2:9), Amer Group Plc has been notified that Fidelity International Limited and its direct and indirect subsidiaries together now own 1,212,340 Amer Group Plc's shares, representing 4.97% of the Company's share capital and voting rights.

Fidelity's holding in Amer fell below 5% on 21 October 2003.

Amer Group's capital consists of 24,394,570 shares in issue.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager

For further information, please contact:

Mr Jari Melgin, Corporate Treasurer, Tel. +358 9 7257 8233

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.

Amer Group Plc

STOCK EXCHANGE RELEASE 1(2)
September 10, 2003 at 9.15 am

AMER GROUP GAINS 23 MILLION USD FROM PATENT LITIGATION SETTLEMENT

Further to its announcement dated 15 May 2003, Amer Group Plc has recognised a gain of 23 million USD following the amicable settlement of a patent litigation case in the U.S.A. The other party to the litigation, the Life Fitness division of Brunswick Corporation, will pay the settlement amount in two annual installments in 2003 and 2004, in return for a sublicense of the patent rights held by Precor, a part of Amer Group, to use technology for elliptical fitness equipment. The gain will be included in Amer's interim results for the period January-September 2003.

Under the terms of the settlement, Brunswick shall make a payment to cover past claims in the amount of 25 million USD, of which 2 million USD will be paid to the individual inventor of the technology. In addition, Precor will receive royalties on all future sales of products by Life Fitness which are covered by the patent.

Precor manufactures technically advanced low-impact fitness equipment. The company's product range includes elliptical cross-trainers, treadmills, stationary cycles, climbers, stretch trainers and strength training systems.

Amer Group Plc
Communications



Päivi Antola
Communications Manager

For further information, please contact:

Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212
Mr Max Alfthan, Vice President, Communications, tel. +358 9 7257 8216

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active

sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.

Amer Group Plc

STOCK EXCHANGE ANNOUNCEMENT 1(1)
September 4, 2003 at 1.00 pm

Amer Group: Exercise of 1998 warrants

A total of 2,000 Amer Group Plc shares have been subscribed for as a result of an exercise of its 1998 A/B/C warrants. The corresponding increase in the Company's share capital amounting to EUR 8,000 was registered on 4 September 2003. As a result of this increase, Amer Group Plc's share capital now totals EUR 97,578,280 and the total number of shares in issue is 24,394,570.

Shareholder rights commence from the registration date. The new shares will be listed on the Helsinki Exchanges on 5 September 2003 and will also be listed on the London Stock Exchange.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager

For further information, please contact:
Mr Jari Melgin, Corporate Treasurer, tel. +358 9 7257 8233

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.

Amer Group Plc

STOCK EXCHANGE RELEASE 1(1)
December 17, 2003 at 2.00 pm

AMER GROUP RECEIVED A PROPOSAL FOR WITHDRAWING FROM TOBACCO BUSINESS

Philip Morris is offering to buy back the exclusive right Amer Tobacco Ltd holds to produce and sell Philip Morris cigarettes in Finland. According to the proposal, the license held by Amer Tobacco would terminate during the spring of 2004. In addition, the licensor would take over Amer Tobacco's own trademarks, sales and marketing functions, products in the store as well as machinery and equipment. The proposed deal excludes Amer Tobacco's factory building.

Accepting the offer from Philip Morris means that the Amer Tobacco production in Finland would end. Sales and marketing functions that are suggested to be transferred employ approximately 60 persons.

In line with the announcement dated 18 November 2003, Amer Group Plc is reviewing the possibility of withdrawing from its non-core tobacco business and has initiated employer/employee negotiations concerning the whole personnel of Amer Tobacco Ltd (320 employees) in Finland 26 November 2003.

The employer/employee negotiations as well as negotiations with Philip Morris continue.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager
Tel. +358 9 7257 8306, e-mail: firstname.lastname@amersports.com
www.amersports.com

Further information:

Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212
Mr Max Alfthan, Vice President, Communications, tel. +358 9 7257 8216

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

Amer Group Plc

RELEASE 1(1)
December 2, 2003 at 11.15 am

AMER GROUP'S ATOMIC (WINTER SPORTS DIVISION) ACQUIRES VOLANT BRAND

Atomic, the Winter Sports Division of Amer Group Plc, is expanding its offerings by acquiring the Volant ski brand from Huffy Corporation. Volant is a North American based ski brand which is mainly sold at the top-end of the market. The acquisition also includes several ski technology patents. The turnover of the brand in 2003 is expected to be around 4 million euros.

Volant skis have been produced in Atomic's Altenmarkt factory on an OEM basis for the past two years.

AMER GROUP PLC
Communications



Max Alfthan
Vice President, Corporate Communications
Tel. +358 9 7257 8216, e-mail: firstname.lastname@amersports.com
www.amersports.com

www.huffy.com

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.

Amer Group Plc

STOCK EXCHANGE ANNOUNCEMENT 1(1)
November 28, 2003 at 10.45 am

Amer Group: Exercise of 1998 warrants

A total of 48,450 Amer Group Plc shares have been subscribed for as a result of an exercise of its 1998 A/B/C warrants. The corresponding increase in the Company's share capital amounting to EUR 193,800 was registered on 28 November 2003. As a result of this increase, Amer Group Plc's share capital now totals EUR 97,814,080 and the total number of shares in issue is 24,453,520.

Shareholder rights commence from the registration date. The new shares will be listed on the Helsinki Exchanges on 1 December 2003 and will also be listed on the London Stock Exchange.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager

For further information, please contact:
Mr Jari Melgin, Corporate Treasurer, tel. +358 9 7257 8233

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.

Amer Group Plc

RELEASE 1(1)
November 19, 2003 at 11.15 am

AMER GROUP'S TEAM SPORTS DIVISION ACQUIRES ATEC INC

The Team Sports division (Wilson Team Sports) of Amer Group Plc is expanding its operations by acquiring Athletic Training Equipment Company Inc. (ATEC), a leading manufacturer of pitching machines for baseball and softball, from Sport Supply Group Inc. Consideration for the acquisition is USD 10.5 million.

ATEC manufactures pitching machines and training equipment for baseball and softball and thus supports Team Sports' strong market positions in these sports. ATEC's annual sales are approximately USD 11 million and the company is highly profitable.

The company employs 40 people and is located in Sparks, Nevada.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager
Tel. +358 9 7257 8306, e-mail: firstname.lastname@amersports.com
www.amersports.com

Further information:

Mr Max Alfthan, Vice President, Communications, tel. +358 9 7257 8216

www.atecsports.com

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.

Amer Group Plc

STOCK EXCHANGE RELEASE 1(2)
November 18, 2003 at 3.00 pm

AMER GROUP NEGOTIATES THE POSSIBILITY OF WITHDRAWING FROM ITS TOBACCO BUSINESS

Amer Group Plc is reviewing the possibility of withdrawing from its non-core tobacco business and initiating employer/employee negotiations concerning Amer Tobacco Ltd in Finland.

Amer Tobacco Ltd has an exclusive right to produce and sell Philip Morris cigarettes in Finland. Transferring the license to a third party is not possible without permission from the licensor. According to the licensing agreement, the license can be terminated at the end of 2005 at the earliest, if not otherwise agreed between the licensee and the licensor.

Amer Group is negotiating with Philip Morris the possibility of terminating the license agreement prematurely. Within the framework set by the employer/employee negotiations, the withdrawal could take place during the spring of 2004.

"Our strategy is to develop our sports equipment business and to become the number one sports equipment company in the world. We think that now is the right time to negotiate the possibility of withdrawing from the tobacco business", says Mr. Roger Talermo, President and CEO of Amer Group. "We estimate that the profitability of the tobacco business will decline due to the enlargement of the European Union, among other reasons."

Negotiations with staff will commence on 26 November 2003 and will apply to Amer Tobacco Ltd's entire workforce, totaling approximately 320 persons.

In 2002 Amer Tobacco reported net sales of EUR 114.4 million.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager
Tel. +358 9 7257 8306, e-mail: firstname.lastname@amersports.com
www.amersports.com

Further information (after 4 pm Finnish time):

Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

Mr Max Alfthan, Vice President, Communications, tel. +358 9 7257 8216

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

Amer Group Plc

STOCK EXCHANGE ANNOUNCEMENT 1(1)
October 28, 2003 at 4.30 pm

AMER GROUP'S 2004 FINANCIAL CALENDAR

Amer Group Plc's results for the year ended 31 December 2003 will be published on Thursday, 5 February 2004 and the 2003 Annual Report & Accounts during week 10. Amer Group's Annual General Meeting will be held on Wednesday, 17 March 2004 at the Company's headquarters in Helsinki. An announcement regarding the AGM resolutions will be released immediately after the meeting.

In 2004, Amer Group will publish its interim results as follows:

- for the period January to March, on Wednesday, 28 April
- for the period January to June, on Thursday, 12 August
- for the period January to September, on Wednesday, 27 October.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager
Tel. +358 9 725 78 306, e-mail: firstname.lastname@amersports.com
www.amersports.com

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.

Amer Group Plc STOCK EXCHANGE ANNOUNCEMENT 1(2)
December 16, 2004 at 11.00 am

AMER GROUP PLC: BONUS ISSUE HAS BEEN ENTERED INTO THE TRADE REGISTER

The share capital increase by means of a bonus issue, as approved by the Extraordinary General Meeting of Shareholders on 13 December 2004, has been entered into the trade register today, 16 December 2004. The Company's share capital was tripled in a bonus issue from its current EUR 95,226,480 to EUR 285,679,440. Shareholders are entitled to receive two new shares for each old share held, without payment. The record date for the bonus issue is 16 December 2004. The bonus shares will be entered on book-entry accounts on 17 December 2004 and they will be listed on the Helsinki Stock Exchanges as of 17 December 2004.

BONUS ISSUE

As approved by the Extraordinary General Meeting of Shareholders of Amer Group Plc held on 13 December 2004, the Company's share capital will be increased by a bonus issue of EUR 190,452,960 from EUR 95,226,480 to EUR 285,679,440. Under the terms of the bonus issue, each share entitles its holder to receive two new shares, without payment. Following the entry into the trade register on 16 December 2004, the total number of Amer Group Plc's shares in issue is 71,419,860, each with a nominal value of EUR 4. A total amount equaling the increase of the share capital in the shareholders' equity of EUR 190,452,960 has been transferred from the premium fund.

The record date of the bonus issue is 16 December 2004. The bonus shares will be entered into the shareholders' book-entry accounts on 17 December 2004. The new shares will bear entitlement for full dividends for the Group's current financial year commencing 1 January 2004. The other rights attached to each share will become valid as of the day on which the share capital increase has been registered. The new shares will be listed for public trading on the Helsinki Stock Exchanges as of Friday, 17 December 2004, together with Amer Group Plc's existing shares.

On 13 December 2004, the Financial Supervision Authority granted Amer Group Plc an exemption from the obligation to publish Listing Particulars.

AMER GROUP PLC
Communications



Maarit Mikkonen
Communications Manager
Tel. +358 9 725 78 306, e-mail: firstname.lastname@amersports.com
www.amersports.com

For further information, please contact:
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

DISTRIBUTION:
Hex Helsinki Exchanges
Major media

AMER GROUP

Amer Group (www.amersports.com) is one of the world's leading sports equipment companies with internationally recognized brands including Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2003 the Company reported, under IFRS, earnings before interest and taxes of EUR 117.7 million on net sales of EUR 1,094.1 million. Earnings per share were EUR 3.35. At the end of 2003 the Company had 4,013 employees.

Amer Group Plc

STOCK EXCHANGE RELEASE 1(3)
December 13, 2004 at 9.45 am

AMER GROUP PLC: BONUS ISSUE APPROVED BY THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The Extraordinary General Meeting of Shareholders of Amer Group Plc held earlier today has approved the Board of Directors' proposals concerning a bonus issue, as well as amendments to articles 3, 4 and 13 of the Articles of Association of Amer Group Plc. The Company's share capital will be tripled as a result of the bonus issue from its current EUR 95,226,480 to EUR 285,679,440. Shareholders will be entitled to receive two new shares for each old share held, without payment. The record date for the bonus issue is 16 December 2004. The bonus shares will be entered on book-entry accounts on 17 December 2004, provided that the share capital increase has been entered in the trade register.

Proposals approved by the Extraordinary General Meeting of Shareholders on 13 December 2004:

BONUS ISSUE

The Company's share capital will be increased by means of a bonus issue of EUR 190,452,960 from EUR 95,226,480 to EUR 285,679,440, under the following terms and conditions:

1. Under the terms of the bonus issue, each share will entitle its holder to receive two new shares, without payment.
2. 47,613,240 new shares will be issued, each with accounted counter value of EUR 4. A total amount equaling the increase of the share capital in the shareholders' equity of EUR 190,452,960 will be transferred from the premium fund.
3. The record date of the bonus issue is 16 December 2004. Shareholders being entered in the Company's shareholder register on the record date shall be entitled to the bonus shares.
4. The bonus issue will be carried out through the book-entry system. No action is required by shareholders. The bonus issue will not cause proportional changes in the Company's ownership base in terms of the number of shares or votes.
5. The bonus shares will be entered into the shareholders' book-entry accounts on 17 December 2004, provided that the increase of the share capital has been entered in the trade register.
6. The new shares will bear entitlement for full dividends for the Group's current financial year commencing 1 January 2004. The other rights attached to each share will become valid as of the day on which the share capital increase has been registered.
7. The terms and conditions of Amer Group's 2002, 2003 and 2004 warrant schemes will be amended in such a way that the proportional number of shares which can be subscribed for with the warrants will remain unchanged.

AMENDMENTS TO ARTICLE 3 OF THE GROUP'S ARTICLES OF ASSOCIATION APPROVED

Article 3 in the Group's Articles of Association was amended as follows:

"The minimum share capital of the Company is two hundred million euros (EUR 200,000,000) and the maximum share capital is eight hundred million euros (EUR 800,000,000), within which limits the share capital may be increased or decreased without amending the Articles of Association."

AMENDMENTS TO ARTICLE 4 OF THE GROUP'S ARTICLES OF ASSOCIATION APPROVED

Article 4 in the Group's Articles of Association was amended as follows:

"The number of the Company's shares is 50,000,000 at the minimum and 200,000,000 at the maximum."

AMENDMENTS TO PARAGRAPH 7 IN ARTICLE 13 OF THE GROUP'S ARTICLES OF ASSOCIATION APPROVED

Paragraph 7 in Article 13 of the Group's Articles of Association was amended so that the reference to "Finnish markka" be changed to euros and the reference to the "Bank of Finland" be changed to the European Central Bank.

Following these changes paragraph 7 in article 13 will read as follows:

"If an acquisition of shares affecting the average price is denominated in a foreign currency, the equivalent value in euros shall be calculated according to the European Central Bank's official exchange rate for the relevant currency seven (7) days prior to the date on which the Board of Directors has given notice to shareholders of the possibility of a redemption of shares."

No other changes in Article 13 have been made.

IMPLICATIONS OF THE BONUS ISSUE ON AMER GROUP'S WARRANT SCHEMES

According to the terms and conditions of Amer Group Plc's 2002, 2003 and 2004 warrant schemes, should the Company, before the subscription period, increase its share capital through a bonus issue by issuing new shares, the subscription ratio shall be amended so that the ratio to the share capital of shares to be subscribed for by means of warrants remains unchanged.

The subscription prices will be divided by three (3) and each warrant will have entitlement to subscribe for three Amer Group Plc shares.

Accordingly, the terms and conditions of the warrant schemes are amended as follows:

2002 WARRANT SCHEME
Section "II Terms and conditions of share subscription, 8. Maximum increase of the share capital" is amended so that each warrant entitles its holder to subscribe for three (3) Amer Group shares, instead of one. As a result of the subscriptions, the number of shares of Amer Group Plc can increase by a maximum of 1,557,300 new shares and the share capital can increase by a maximum of EUR 6,229,200. The other parts of the section remain unchanged.

Section "II Terms and conditions of share subscription, 9. Share subscription price" is amended so that the share subscription price shall be a third of the subscription price determined by the terms. The other parts of the section remain unchanged. The new subscription price is EUR 10.79.

2003 WARRANT SCHEME
Section "II Terms and conditions of share subscription, 8. Maximum increase of the share capital" is amended so that each warrant entitles its holder to subscribe for three (3) Amer Group shares, instead of one. As a result of the subscriptions, the number of shares of Amer Group Plc can increase by a maximum of 479,997 new shares and the share capital can increase by a maximum of EUR 1,919,988. The other parts of the section remain unchanged.

Section "II Terms and conditions of share subscription, 9. Share subscription price" is amended so that the share subscription price shall be a third of the subscription price determined by the terms. The other parts of the section remain unchanged. The new subscription price is EUR 12.63.

2004 WARRANT SCHEME

Section "II Terms and conditions of share subscription, 8. Maximum increase of the share capital" is amended so that each warrant entitles its holder to subscribe for three (3) Amer Group shares, instead of one. As a result of the subscriptions, the number of shares of Amer Group Plc can increase by a maximum of 1,650,000 new shares and the share capital can increase by a maximum of EUR 6,600,000. The other parts of the section remain unchanged.

Section "II Terms and conditions of share subscription, 9. Share subscription price" is amended so that the share subscription price shall be a third of the subscription price determined by the terms. The other parts of the section remain unchanged. The new subscription price is EUR 13.53.

AMER GROUP PLC
Communications

Päivi Antola
Communications Manager
Tel. +358 9 725 78 306, e-mail: firstname.lastname@amersports.com
www.amersports.com

For further information, please contact:
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

DISTRIBUTION:
Hex Helsinki Exchanges
Major media

AMER GROUP

Amer Group (www.amersports.com) is one of the world's leading sports equipment companies with internationally recognized brands including Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2003 the Company reported, under IFRS, earnings before interest and taxes of EUR 117.7 million on net sales of EUR 1,094.1 million. Earnings per share were EUR 3.35. At the end of 2003 the Company had 4,013 employees.

Amer Group Plc

STOCK EXCHANGE ANNOUNCEMENT 1(2)
November 25, 2004 at 8.30 am

AMER GROUP PLC: SUMMONS TO AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Shareholders of Amer Group Plc are hereby summoned to an Extraordinary General Meeting of Shareholders to be held at 9 a.m. on Monday 13 December 2004 at its headquarters at Mäkelänkatu 91, Helsinki, Finland.

The following matters will be dealt with at the meeting:

THE BOARD'S PROPOSAL TO MAKE A BONUS ISSUE

The Board proposes that the Company's share capital be increased by means of a bonus issue by EUR 190,452,960 from EUR 95,226,480 to EUR 285,679,440, under the following terms and conditions:

1. Under the terms of the bonus issue, each share will entitle its holder to receive two new shares, without payment.
2. 47,613,240 new shares will be issued, each with accounted counter value of EUR 4.

A total amount equaling the increase of the share capital in the shareholders' equity of EUR 190,452,960 will be transferred from the premium fund.

1. The record date of the bonus issue is 16 December 2004. Shareholders being entered in the Company's shareholder register on the record date shall be entitled to the bonus shares.
2. The bonus issue will be carried out through the book-entry system. No action is required by shareholders. The bonus issue will not cause proportional changes in the Company's ownership base in terms of the number of shares or votes.
3. The bonus shares will be entered into the shareholders' book-entry accounts on 17 December 2004, provided that the increase of the share capital has been entered in the trade register.
4. The new shares will bear entitlement for full dividends for the Group's current financial year commencing 1 January 2004. The other rights attached to each share will become valid as of the day on which the share capital increase has been registered.
5. The terms and conditions of Amer Group's 2002, 2003 and 2004 warrant schemes will be amended in such a way that the proportional number of shares which can be subscribed for with the options will remain unchanged.
6. The bonus issue proposed by the Board of Directors will triple the total amount of the Company's shares in issue. The added share volume is expected to increase the liquidity of the shares, thereby enhancing share trading on the stock market.

THE BOARD'S PROPOSAL TO AMEND ARTICLE 3 IN THE GROUP'S ARTICLES OF ASSOCIATION

The Board proposes that Article 3 in the Group's Articles of Association be amended as follows:

"The minimum share capital of the Company is two hundred million euros (EUR 200,000,000) and the maximum share capital is eight hundred million euros (EUR 800,000,000), within which limits the share capital may be increased or decreased without amending the Articles of Association."

THE BOARD'S PROPOSAL TO AMEND ARTICLE 4 IN THE GROUP'S ARTICLES OF ASSOCIATION

The Board proposes that Article 4 in the Articles of Association be amended as follows:

"The number of the Company's shares is 50,000,000 at the minimum and 200,000,000 at the maximum."

THE BOARD'S PROPOSAL TO AMEND PARAGRAPH 7 IN ARTICLE 13 IN THE GROUP'S ARTICLES OF ASSOCIATION

The Board proposes that paragraph 7 in Article 13 of the Company's Articles of Association be amended so that the reference to "Finnish markka" be changed to euros and the reference to the "Bank of Finland" be changed to the European Central Bank.

Following these changes paragraph 7 in article 13 will read as follows:

"If an acquisition of shares affecting the average price is denominated in a foreign currency, the equivalent value in euros shall be calculated according to the European Central Bank's official exchange rate for the relevant currency seven (7) days prior to the date on which the Board of Directors has given notice to shareholders of the possibility of a redemption of shares."

No other changes in Article 13 are to be made.

DOCUMENTS FOR THE EXTRAORDINARY GENERAL MEETING

The Board of Directors' proposals and appendices thereto will be available for inspection by shareholders on 3 December 2004 at Amer Group's headquarters. Copies of these documents will be sent to shareholders on request.

RIGHT OF ATTENDANCE

Shareholders who are registered on the list of the Company's shareholders maintained by the Finnish Central Securities Depository Ltd on 3 December 2004 are entitled to attend the Extraordinary General Meeting.

NOTICE OF ATTENDANCE

Shareholders wishing to attend the meeting must inform the Company of their intention not later than 4 p.m. on 9 December 2004 either by writing to Amer Group Plc, Share Register, P.O. Box 130, FI-00601 Helsinki, or by telephoning (+358 9 7257 8261/Ms Mirja Vatanen) or by e-mail to mirja.vatanen@amersports.com. Notifications must be received before the end of the notification period. Proxies should be submitted in connection with notification of attendance.

Helsinki, 23 November 2004

AMER GROUP PLC
Board of Directors

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager
Tel. +358 9 725 78 306, e-mail: firstname.lastname@amersports.com
www.amersports.com

DISTRIBUTION:
Hex Helsinki Exchanges
Major media

Amer Group Plc RECEIVED

STOCK EXCHANGE RELEASE 1(3)
November 23, 2004 at 10.30 am

AMER GROUP'S BOARD OF DIRECTORS PROPOSES A BONUS ISSUE AND CONVENES AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The Board of Directors of Amer Group Plc announces that it is to convene an Extraordinary General Meeting of the Shareholders of Amer Group Plc on Monday 13 December 2004 at 9 a.m. to consider the following: the Board of Directors proposes a bonus issue and amendments to articles 3, 4 and 13 of the Articles of Association of Amer Group Plc.

The Board proposes that the Group's share capital be tripled by means of a bonus issue from EUR 95,226,480 to EUR 285,679,440. Under the terms of the bonus issue, each share will entitle its holder to receive two new shares without payment. The increased volume of shares in issue is expected to increase the liquidity of the shares, thereby enhancing share trading on the stock market.

THE BOARD'S PROPOSAL TO MAKE A BONUS ISSUE

The Board proposes that the Company's share capital be increased by means of a bonus issue by EUR 190,452,960 from EUR 95,226,480 to EUR 285,679,440, under the following terms and conditions:

1. Under the terms of the bonus issue, each share will entitle its holder to receive two new shares, without payment.
2. 47,613,240 new shares will be issued, each with accounted counter value of EUR 4.

A total amount equaling the increase of the share capital in the shareholders' equity of EUR 190,452,960 will be transferred from the premium fund.

1. The record date of the bonus issue is 16 December 2004. Shareholders being entered in the Company's shareholder register on the record date shall be entitled to the bonus shares.
2. The bonus issue will be carried out through the book-entry system. No action is required by shareholders. The bonus issue will not cause proportional changes in the Company's ownership base in terms of the number of shares or votes.
3. The bonus shares will be entered into the shareholders' book-entry accounts on 17 December 2004, provided that the increase of the share capital has been entered in the trade register.
4. The new shares will bear entitlement for full dividends for the Group's current financial year commencing 1 January 2004. The other rights attached to each share will become valid as of the day on which the share capital increase has been registered.
5. The terms and conditions of Amer Group's 2002, 2003 and 2004 warrant schemes will be amended in such a way that the proportional number of shares which can be subscribed for with the options will remain unchanged.
6. The bonus issue proposed by the Board of Directors will triple the total amount of the Company's shares in issue. The added share volume is expected to increase the liquidity of the shares, thereby enhancing share trading on the stock market.

THE BOARD'S PROPOSAL TO AMEND ARTICLE 3 IN THE GROUP'S ARTICLES OF ASSOCIATION

The Board proposes that Article 3 in the Group's Articles of Association be amended as follows:

"The minimum share capital of the Company is two hundred million euros (EUR 200,000,000) and the maximum share capital is eight hundred million euros (EUR

800,000,000), within which limits the share capital may be increased or decreased without amending the Articles of Association."

THE BOARD'S PROPOSAL TO AMEND ARTICLE 4 IN THE GROUP'S ARTICLES OF ASSOCIATION

The Board proposes that Article 4 in the Articles of Association be amended as follows:

"The number of the Company's shares is 50,000,000 at the minimum and 200,000,000 at the maximum."

THE BOARD'S PROPOSAL TO AMEND ARTICLE 13 IN THE GROUP'S ARTICLES OF ASSOCIATION

In the current Articles of Association, the following is stated regarding the redemption of shares:

"If an acquisition of shares affecting the average price is denominated in a foreign currency, the equivalent value in Finnish markka shall be calculated according to the Bank of Finland's official exchange rate for the relevant currency seven (7) days prior to the date on which the Board of Directors has given notice to the shareholders of the possibility of a redemption of shares."

The Board proposes that Article 13 be amended as follows:

"If an acquisition of shares affecting the average price is denominated in a foreign currency, the equivalent value in euros shall be calculated according to the European Central Bank's official exchange rate for the relevant currency seven (7) days prior to the date on which the Board of Directors has given notice to shareholders of the possibility of a redemption of shares."

No other changes in Article 13 are to be made.

AMER GROUP PLC
Communications

Päivi Antola
Communications Manager
Tel. +358 9 725 78 306, e-mail: firstname.lastname@amersports.com
www.amersports.com

For further information, please contact:
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP

Amer Group (www.amersports.com) is one of the world's leading sports equipment companies with internationally recognized brands including Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2003 the Company reported, under IFRS, earnings before interest and taxes of EUR 117.7 million on net sales of EUR 1,094.1 million.

Earnings per share were EUR 3.35. At the end of 2003 the Company had 4,013 employees.

Amer Group Plc

STOCK EXCHANGE RELEASE 1(13)
27 October 2004 at 1.30 pm

AMER GROUP PLC'S INTERIM REPORT JANUARY - SEPTEMBER 2004 (IFRS)
Sports equipment sales grew by 4%

- For the January - September 2004 period, Amer Group's net sales were EUR 797.8 million (January - September 2003: EUR 828.7 million).
- Earnings before interest and taxes (EBIT) amounted to EUR 86.9 million (2003: EUR 97.9 million) and earnings per share were EUR 2.54 (2003: EUR 2.81). January - September 2003's EBIT includes a patent litigation settlement received of EUR 20.5 million.
- Exiting from the tobacco business improved EBIT by EUR 11.4 million but reduced net sales by EUR 60.7 million compared to January - September last year. The sports equipment business's net sales grew by 4%.
- Amer Group's sports equipment business's net sales are expected to grow by 5% during 2004. The sports equipment business's EBIT is also expected to grow compared to 2003 (excluding the 2003 patent litigation settlement). The Group's profit after tax is estimated to be maintained at last year's level.

EUR million	Jan-Sept 2004	Jan-Sept 2003	Change %	Jan-Dec 2003
NET SALES	797.8	828.7	-4	1,094.1
GROSS PROFIT	325.6	323.5	1	420.8
EBIT	86.9	97.9	-11	117.7
Financing income and expenses	-2.4	-6.3		-8.2
PROFIT BEFORE TAXES AND MINORITY INTEREST	84.5	91.6	-8	109.5
NET RESULT	60.2	65.4	-8	78.1
Earnings per share, EUR	2.54	2.81		3.35
ROCE, % *)	19.0	21.4		21.0
ROE, %	18.3	20.9		18.8

*) 12 months rolling average

Roger Talermo, President & CEO, Amer Group:

"2004 is going to be a year of good growth for Amer Sports. In January - September, Amer Group's sports equipment business's net sales grew by 10% in local currency terms.

Activity has continued to be positive in the sports equipment market during the year. At Amer Group, growth has been especially strong in the Fitness Equipment Division with net sales in local currencies growing by 30% in the January - September period.

In the Winter Sports Division, net sales in local currencies grew by 10%. On the basis of the deliveries made as well as the level of orders received, we expect that the Winter Sports Division's net sales for the year as a whole, stated in local currencies, will grow by approximately 10%. Margins have been depressed slightly by sales growth being weighted towards lower margin product groups and in addition, the Company hasn't been able to pass on in full its euro-denominated manufacturing costs in terms of selling prices in North America due to the strong Euro.

In the Golf Division, the goal we set for this year is profitability. In January - September, net sales in local currencies declined 2%. The good initial progress made by the Division, which was evident in January - March, was not

sustained as sell-through to consumers was slower than expected. Our goal in the Golf Division in 2004 continues to be a positive EBIT.

The Team Sports Division continued to grow and net sales in local currencies grew by 12%.

In Racquet Sports, net sales in local currencies grew by 5%. Suunto's net sales in local currencies increased by 5%.

During the remainder of the year, we will be strengthening our international sales and distribution network by establishing new Amer Sports' sales companies in Italy and Russia. Amer Sports' local organizations are responsible for the sales and distribution of the Group's sports equipment to the trade in their own markets. Including these two new companies, Amer Sports' own sales companies will be represented in 28 countries.

For the year as a whole we expect Amer Group's sports equipment business's net sales to grow by 5%. Excluding the 2003 patent litigation settlement of EUR 20.5 million, Amer Group's sports equipment business's EBIT is also expected to grow compared to 2003. The Group's profit after tax is estimated to be maintained at last year's level."

For further information, please contact:

Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

An interim results' press conference will be held for analysts and media today at 3 pm Finnish time at Amer Group's Helsinki headquarters (Mäkelänkatu 91).

AMER GROUP PLC'S INTERIM REPORT JANUARY - SEPTEMBER 2004
(Stated according to IFRS)

In the period January - September 2004, Amer Group's net sales were EUR 797.8 million (January - September 2003: EUR 828.7 million). Earnings before interest and taxes (EBIT) amounted to EUR 86.9 million (2003: EUR 97.9 million). Profit before taxes and minority interest was EUR 84.5 million (2003: EUR 91.6 million) and earnings per share were EUR 2.54 (2003: EUR 2.81).

Amer Group's sports equipment business's net sales are expected to grow by 5% during 2004. The sports equipment business's EBIT is also expected to grow compared to 2003 (excluding the 2003 patent litigation settlement). The Group's profit after tax is estimated to be maintained at last year's level.

JULY - SEPTEMBER NET SALES AND RESULTS

Amer Group's consolidated net sales in July - September totaled EUR 278.7 million (2003: EUR 297.9 million). Net sales declined due to the withdrawal from the tobacco business in March.

The sports equipment business's sales grew by 4% compared to July - September 2003. Sales of fitness equipment grew significantly and also sales of winter sports equipment developed favorably whereas sell-through of golf products didn't meet expectations. Foreign exchange rate movements reduced net sales by EUR 10 million.

EBIT was EUR 34.4 million (2003: EUR 62.7 million; includes patent litigation settlement of EUR 20.5 million). EBIT was reduced by EUR 2.8 million due to

exiting the tobacco business. Additionally, EBIT declined due to a one off settlement paid by the Fitness Equipment Division because of a dispute, in the sum of EUR 2.5 million.

Profit before taxes and minority interest was EUR 32.9 million (2003: EUR 60.5 million).

JANUARY - SEPTEMBER NET SALES AND RESULTS

Net sales in January - September declined by 4% and were EUR 797.8 million (2003: EUR 828.7 million). Exiting from the tobacco business in March had an 8% negative impact on net sales. The sports equipment business's sales grew by 4%. In local currencies, sales of sports equipment grew by 10%. With the exception of the Golf Division, sales of all business areas grew in local currency terms.

The first three quarters in 2004 have been periods in which the sports equipment industry has made good progress and demand has reflected this.

Net sales by geographical market were as follows: Americas (including Latin America) 58%, EMEA (Europe, Middle-East, Africa) 32% and Asia Pacific 10%. Sales grew by 2% in the Americas and by 5% in Asia Pacific but declined by 15% in EMEA due to the withdrawal from the tobacco business. In local currencies, net sales in the Americas grew by 12% and in Asia Pacific by 8% but declined in EMEA by 15%.

The Group's EBIT totaled EUR 86.9 million (2003: EUR 97.9 million). EBIT includes the consideration received from Philip Morris for the premature termination of the manufacturing and marketing license for Philip Morris products. Exiting from the tobacco business improved EBIT by EUR 11.4 million in January - September 2004 compared to January - September 2003 due to the consideration received as well as due to the termination of the tobacco business 26 March 2004. January - September 2003's EBIT includes a patent litigation settlement received worth EUR 20.5 million.

Profit before taxes and minority interest was EUR 84.5 million (2003: EUR 91.6 million) and earnings per share were EUR 2.54 (2003: EUR 2.81).

Foreign exchange rate movements reduced net sales by EUR 40 million, due to the strengthening of the euro, particularly against the US dollar. The corresponding impact on EBIT wasn't significant.

Changes in tax legislation in the US, Austria and Finland have reduced the Group's tax rate in 2004.

Return on capital employed (ROCE) was 19.0% (12 months rolling average) (January - September 2003: 21.4%).

CAPITAL EXPENDITURE

The Group's gross capital expenditure amounted to EUR 10.1 million (2003: EUR 11.4 million) during the period under review.

The Group's depreciation was EUR 12.0 million (2003: EUR 14.0 million) during the period under review.

RESEARCH AND DEVELOPMENT

A total of EUR 22.9 million was invested in research and development, representing 2.9% of net sales in the period (2003: EUR 21.5 million).

FINANCIAL POSITION AND CASH FLOW

The Group's net financing expenses totaled EUR 2.4 million (2003: EUR 6.3 million) in January - September. Net financing expenses declined by EUR 1.5 million due to the market valuation of interest rate swaps that provide protection from higher interest rates.

The Group's financial position and liquidity remained strong. Cash flow from operating activities after interest and taxes was EUR 9.3 million (2003: EUR 63.8 million). Cash flow from operating activities declined due to the strong sales growth in both the Fitness Equipment and Winter Sports Divisions, which caused working capital to increase. Net cash flow from investing activities was EUR -4.4 million including acquisitions and the tobacco business consideration (2003: net cash outflow EUR -5.1 million). Dividends totaling EUR 33.1 million were paid.

The Group's net debt at the end of September totaled EUR 155.6 million (31 December 2003: EUR 140.6 million). Exchange rate movements increased net debt by EUR 4.4 million.

At the end of September, EUR 33.0 million of the Group's debt matured after 12 months. In addition the Group had EUR 100.7 million of unused committed credit facilities, of which EUR 60.4 million will mature after 12 months.

Liquid assets amounted to EUR 14.6 million at the period end.

The equity ratio rose to 52.1% (30 September 2003: 47.0%), and gearing was 34% (30 September 2003: 36%).

PERSONNEL

The Group employed 4,189 people at the end of the period under review (30 September 2003: 4,128) compared to an average of 4,159 during the period. At the end of the period, a total of 1,804 were employed in the US, 739 in Austria, 370 in Finland and 1,276 in the rest of the world.

AMER GROUP'S SHARES AND SHAREHOLDERS

A total of 41% of Amer Group Plc's shares in issue were traded during the period under review, of which approximately 9.6 million were traded on the Helsinki Exchanges and approximately 0.2 million on the London Stock Exchange, totaling 9.8 million shares. In Helsinki the share price low was EUR 34.46, the high EUR 44.45 and the average EUR 39.27. The Company's market capitalization stood at EUR 904.7 million at the period end.

There were 12,709 registered shareholders at the end of September. Nominees accounted for 49% of the shares in issue at the period end.

During the period under review, a total of 321,400 new shares were registered. The shares were subscribed for as a result of an exercise of 1998 A/B/C warrants. The 1998 warrant scheme's subscription period ended on 31 March 2004. In total, as a result of the 1998 warrant scheme, the Group's share capital grew by EUR 2.8 million and the number of shares by 697,400 new shares. A total of 152,600 warrants were not used.

As approved by Amer Group Plc's Annual General Meeting on 17 March 2004, the registered share capital of Amer Group was decreased by EUR 3,873,200 by canceling without payment those 968,300 of its own shares held by the Company. The change in the share capital was registered on 16 April 2004.

Amer Group Plc's share capital totaled EUR 95,226,480 and the total number of shares in issue was 23,806,620 at the period end.

At the end of the period the Board of Directors had no share issue authorization outstanding.

DIVISIONAL REVIEWS

RACQUET SPORTS

EUR million	Jan-Sept 2004	Jan-Sept 2003	Change %
Net sales	171.0	170.4	-
EBIT	22.4	18.7	20
ROCE, 12 months' rolling average, %	62.5	51.2	

The Racquet Sports Division continued its good performance. In local currencies, the Racquet Sports Division's net sales grew by 5%. Sales grew in the Americas by 5%, in EMEA by 2% and in Asia Pacific by 12%.

Sales of Wilson tennis rackets increased 5%. Sales of higher priced performance tennis rackets grew especially in Japan and Europe. In the Americas, sales of lower price point rackets grew.

Sales of tennis balls increased 4%. Sales of footwear declined by 6%.

Wilson introduced the new nCode tennis rackets using nanotechnology in May. Shipments to the US market started in July and extended worldwide during the third quarter of the year.

GOLF

EUR million	Jan-Sept 2004	Jan-Sept 2003	Change %
Net sales	126.6	133.7	-5
EBIT	3.4	-0.9	
ROCE, 12 months' rolling average, %	-33.2	-11.7	

In the Golf Division, net sales in the January - September period in local currency terms declined by 2%. The good progress made during the first quarter of the year didn't continue in April - September as sell-through from the trade to consumers wasn't as good as expected. Sales grew by 16% in Asia Pacific but declined in EMEA by 14%. In the Americas sales were similar to last year. Sales of Wilson golf clubs were similar to last year's level whereas sales of golf balls declined by 9%.

Profitability benefited from the restructuring of Wilson's US businesses and associated adjustment of its cost structure to correspond to prevailing business conditions, which began last year. However there was a dampening effect due to a decline in average selling prices.

In the US golf market, the number of rounds played increased by 1% in the January - August period. In January - September, overall sales of golf clubs to the trade grew by 2% in the US and sales of golf balls grew by 9%. (Source: National Golf Foundation, October 2004)

In August, the Company launched the new higher price point Wilson Staff golf collection. This new range features modern technology and design combined with Wilson's long golf heritage. Sales expectations are focused on 2005.

The Golf Division's goal for 2004 is to report positive EBIT.

TEAM SPORTS

EUR million	Jan-Sept 2004	Jan-Sept 2003	Change %
Net sales	143.0	141.1	1
EBIT	18.9	19.1	-1
ROCE, 12 months' rolling average, %	38.4	38.3	

The Team Sports Division continued to grow. Stated in local currencies, the Team Sports Division's net sales grew by 12% and EBIT by 11%. Outside the United States sales grew by 13%.

The fastest growing product category in Team Sports was baseball and softball bats (19%) as the DeMarini Half and Half bat technology continued to be a success both in the US and in Japan. Also sales of American footballs (12%) and basketballs (17%) grew. Sales of basketballs were driven by the official game ball agreement with the NCAA (National Collegiate Athletic Association) and offering a complete range of NCAA basketballs.

Sales were also boosted by the acquisition of Athletic Training Equipment Company Inc. (ATEC) in November 2003. ATEC offers training equipment for baseball and softball. ATEC's yearly net sales are around USD 11 million. The integration of ATEC into the Team Sports Division has been completed.

WINTER SPORTS

EUR million	Jan-Sept 2004	Jan-Sept 2003	Change %
Net sales	125.1	116.2	8
EBIT	9.1	12.3	-26
ROCE, 12 months' rolling average, %	28.7	35.1	

Winter Sports' net sales in local currencies grew by 10% compared to January - September in 2003. Sales grew by 18% in EMEA and by 7% in the Americas. In line with Winter Sports' goal, the Division strengthened its position in other winter sports product categories, in addition to the already strong sales of alpine skis. Sales growth was especially strong in bindings, thanks to the new Neox line. Sales of alpine skis were similar to last year's level.

EBIT was impacted by some investment in strengthening the distribution network, especially in Japan, where Winter Sports' distribution has been transferred to Amer Sports Japan. Distribution in Japan has previously been handled by ASICS.

On the basis of deliveries made as well as the level of orders in hand, Winter Sports net sales for the year as a whole in local currencies are expected to grow by approximately 10%. Sales growth has been weighted towards lower margin product groups. In addition, the Company hasn't been able to pass on in full its euro-denominated manufacturing costs in terms of its North American selling prices, which is also depressing its sales margins slightly.

FITNESS EQUIPMENT

EUR million	Jan-Sept 2004	Jan-Sept 2003	Change %
Net sales	151.5	127.8	19
EBIT	16.3	19.3	-16
ROCE, 12 months' rolling average, %	64.0	126.7*	

*Pro forma

The Fitness Equipment Division continued to grow. Net sales in local currency terms increased 30% whereas EBIT decreased 6% during the period under review. The fastest growing product categories were elliptical cross-trainers, treadmills and stationary cycles. Sales growth was boosted by the acquisitions made in January 2004. Outside the Americas sales grew by 38%.

EBIT declined due to a settlement paid by the Fitness Equipment Division because of a dispute. The one-off effect of the settlement was EUR 2.5 million. EBIT was also impacted slightly by rising steel prices and integration costs of the acquired companies.

Club membership figures increased in the US in 2003 by 9%. Demand for fitness equipment started to pick up towards the end of 2003 in North America and this improvement continued in January - September 2004. In Europe, pricing continued to be competitive.

In January 2004 the Fitness Equipment Division strengthened its position as a full-line supplier of fitness equipment by acquiring the operations of Fitness Products International LLC (FPI), a manufacturer of strength training equipment, for USD 11.8 million. FPI generates annual sales of approximately USD 13 million. ClubCom Inc., a provider of private television network systems, audio/video entertainment and video hardware and systems to clubs and fitness facilities, was also acquired in January, for a total of USD 22.0 million. ClubCom's annual net sales total approximately USD 15 million. The integration of both FPI and ClubCom into the Fitness Equipment Division has proceeded well.

The increase in the Group's goodwill related to these acquisitions was EUR 23.1 million as at 30 September 2004. There were no other major new assets added to the Group balance sheet due to these acquisitions. The acquired companies and operations did not have a significant impact on EBIT in January - September 2004.

SPORTS INSTRUMENTS

EUR million	Jan-Sept 2004	Jan-Sept 2003	Change %
Net sales	57.7	55.9	3
EBIT	5.5	6.1	-10
ROCE, 12 months' rolling average, %	30.1	33.7	

Stated in local currencies, Suunto's net sales grew by 5%. Geographically, sales grew by 8% in the Americas and by 7% in EMEA.

Sales of Suunto's wristop computers grew by 8%. Sales of Suunto's diving instruments grew by 6%. Wristop computers and diving instruments accounted for 62% of Suunto's net sales (61%).

In March, Suunto launched the Suunto X9 featuring GPS for hikers. Shipments of the Suunto G3 for golfers started in April. In June Suunto launched the new Suunto t6, which is based on calculating variations in heart rate thus enabling sports participants to analyze if their exercise is improving their performance. During the remainder of the year Suunto will be launching a wireless accessory to the Suunto t6, measuring speed and distance. In October Suunto started delivering the new Suunto D9 wristop-sized dive computer that combines a dive computer and a compass in one device and measures tank pressure wirelessly.

WITHDRAWAL FROM TOBACCO BUSINESS

In January, Philip Morris and Amer Tobacco Ltd reached an agreement on the premature termination of the latter's manufacturing and marketing license and on the sale of certain assets. The consideration received from Philip Morris was

EUR 29.0 million. Exiting from the tobacco business improved EBIT by EUR 11.4 million in January - September 2004 compared to the same period last year. The transaction has received approval from the relevant competition authorities. The exclusive right Amer Tobacco held to produce and sell Philip Morris cigarettes in Finland thus ended on 26 March 2004.

ADOPTION OF IFRS

As of 1 January 2004 Amer Group has applied International Financial Reporting Standards (IFRS) to its financial reporting. Amer Group's 2003 quarterly financial statements restated in accordance with International Financial Reporting Standards can be found on the Company's website at www.amersports.com under Investor Relations -Reports and Presentations. In contrast to the information announced previously, Amer Group will apply standard IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) as of 1 January 2005.

AMER SPORTS ESTABLISHES NEW SALES COMPANIES IN ITALY AND RUSSIA

During the remainder of the year, Amer Group will strengthen its international sales and distribution network by establishing new Amer Sports' sales companies in Italy and Russia. Amer Sports' local organizations are responsible for the sales and distribution of the Group's sports equipment to the trade in their own markets. Including the two new companies, Amer Sports' own sales companies will be represented in 28 countries.

EVENTS SINCE THE END OF THE THIRD INTERIM PERIOD

In October, Silchester International Investors Limited announced that institutional investors and funds who have given full discretion over their investments to Silchester International Investors Limited now own 3,655,052 Amer Group Plc shares, representing 15.35% of the Company's share capital and voting rights.

2004 PROSPECTS

Amer Group is now a pure sports equipment company focused on achieving its goal of becoming the world leader in its chosen field. With strong cash flow and a robust balance sheet as well as a good position in the sports equipment market, Amer Group has a firm foundation to advance the strategic development of its businesses. Amer Group is convinced that the sports equipment market will grow as people's leisure time, living standards and awareness of the importance of physical and mental wellbeing increase.

The first three quarters in 2004 have been periods in which the sports equipment industry has made good progress and demand has reflected this. The Company expects the sports equipment market to continue to make good progress also during the remainder of the year.

Amer Group's sports equipment business's net sales are expected to grow by 5% during 2004. The sports equipment business's EBIT is also expected to grow compared to 2003 (excluding the 2003 patent litigation settlement). The Group's profit after tax is estimated to be maintained at last year's level.

CONSOLIDATED RESULTS, IFRS

EUR million. Unaudited.

	Jan-Sept 2004	Jan-Sept 2003	Change %	July-Sept 2004	July-Sept 2003	Change %	Jan-Dec 2003
NET SALES	797.8	828.7	-4	278.7	297.9	-6	1,094.1

	Jan-Sept 2004	Jan-Sept 2003	Change %	July-Sept 2004	July-Sept 2003	Change %	Jan-Dec 2003
Cost of goods sold	-472.2	-505.2		-156.7	-178.5		-673.3
GROSS PROFIT	325.6	323.5	1	122.0	119.4	2	420.8
Licence income	10.9	8.1		3.9	3.2		10.3
Other operating income	2.6	26.9		0.3	21.8		28.5
R&D expenses	-22.9	-21.5		-7.5	-7.1		-30.7
Selling and marketing expenses	-188.3	-178.9		-64.5	-56.4		-231.2
Administrative and other expenses	-59.0	-60.2		-19.8	-18.2		-80.0
Gain on sale of tobacco business	18.0	-		-	-		-
EBIT	86.9	97.9	-11	34.4	62.7	-45	117.7
Financing income and expenses	-2.4	-6.3		-1.5	-2.2		-8.2
PROFIT BEFORE TAXES AND MINORITY INTEREST	84.5	91.6	-8	32.9	60.5	-46	109.5
Taxes	-24.1	-25.9		-7.8	-17.1		-31.0
Minority interest	-0.2	-0.3		-0.1	-0.1		-0.4
NET RESULT	60.2	65.4	-8	25.0	43.3	-42	78.1
Earnings per share, EUR	2.54	2.81		1.05	1.86		3.35
Earnings per share, diluted, EUR	2.53	2.79		1.05	1.85		3.33
Adjusted average number of shares in issue, million	23.7	23.3		23.7	23.3		23.3
Adjusted average number of shares in issue, diluted, million	23.8	23.4		23.8	23.4		23.4
Equity per share, EUR	18.95	18.31					18.03
ROCE, % *)	19.0	21.4					21.0
ROE, %	18.3	20.9					18.8
Average rates used: EUR 1.00 = USD	1.23	1.11					1.13

*) 12 months rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the results for the period.

NET SALES BY BUSINESS AREA

	Jan-Sept 2004	Jan-Sept 2003	Change %	July-Sept 2004	July-Sept 2003	Change %	Jan-Dec 2003
Racquet Sports	171.0	170.4	-	54.8	56.6	-3	207.4
Golf	126.6	133.7	-5	27.9	31.5	-11	156.1
Team Sports	143.0	141.1	1	38.8	37.9	2	181.0
Winter Sports	125.1	116.2	8	88.6	83.2	6	188.2
Fitness Equipment	151.5	127.8	19	50.1	42.0	19	175.5
Sports Instruments	57.7	55.9	3	18.2	16.4	11	76.6
	774.9	745.1	4	278.4	267.6	4	984.8
Tobacco	22.9	83.6		0.3	30.3		109.3
Net sales, total	797.8	828.7	-4	278.7	297.9	-6	1,094.1

EBIT BY BUSINESS AREA

	Jan-Sept 2004	Jan-Sept 2003	Change %	July-Sept 2004	July-Sept 2003	Change %	Jan-Dec 2003
Racquet Sports	22.4	18.7	20	7.7	7.9	-3	20.6
Golf	3.4	-0.9		-4.6	-4.8		-12.4
Team Sports	18.9	19.1	-1	3.6	3.1	16	23.3
Winter Sports	9.1	12.3	-26	24.0	24.9	-4	28.3
Fitness Equipment	16.3	19.3	-16	4.2	7.5	-44	26.8
Sports Instruments	5.5	6.1	-10	2.0	2.0	-	7.7
Headquarters	-7.6	-4.7		-2.5	-1.2		-6.6
Patent Settlement	-	20.5		-	20.5		20.5
	68.0	90.4	-25	34.4	59.9	-43	108.2
Tobacco	18.9	7.5		-	2.8		9.5
EBIT, total	86.9	97.9	-11	34.4	62.7	-45	117.7

GEOGRAPHICAL BREAKDOWN OF NET SALES

	Jan-Sept 2004	Jan-Sept 2003	Change %	July-Sept 2004	July-Sept 2003	Change %	Jan-Dec 2003
Americas	460.7	451.0	2	139.9	137.2	2	573.2
EMEA	252.4	296.9	-15	107.5	126.3	-15	417.8
Asia Pacific	84.7	80.8	5	31.3	34.4	-9	103.1
Total	797.8	828.7	-4	278.7	297.9	-6	1,094.1

CONSOLIDATED CASH FLOW STATEMENT

	Jan-Sept 2004	Jan-Sept 2003	Jan-Dec 2003
Net cash from operating activities	9.3	63.8	88.6
Net cash from investing activities	-4.4	-5.1	-23.8
Net cash from financing activities			
Dividends paid	-33.1	-32.6	-33.0
Issue of shares	3.2	2.6	4.9
Change in net debt	12.3	-37.0	-40.6
Net increase/decrease in cash and cash equivalents	-12.7	-8.3	-3.9
Cash and cash equivalents at 1 Jan	27.3	32.1	31.0
Cash and cash equivalents at 30 September/31 December	14.6	23.8	27.1

CONSOLIDATED BALANCE SHEET, IFRS

Assets	30 Sept 2004	30 Sept 2003	31 Dec 2003
Goodwill	301.1	283.6	275.1
Other intangible fixed assets	8.5	8.8	10.4
Tangible fixed assets	85.6	101.2	93.5
Long-term investments	42.2	42.9	35.5
Inventories and work in progress	150.8	139.0	136.9
Receivables	269.3	312.3	293.6
Marketable securities	-	0.5	1.0
Cash and cash equivalents	14.6	23.3	26.1
Assets	872.1	911.6	872.1
Shareholders' equity and liabilities			
Shareholders' equity	454.3	428.9	423.4
Long-term interest-bearing liabilities	33.0	60.1	32.2
Other long-term liabilities	25.4	18.8	25.3
Short-term interest-bearing liabilities	137.2	117.5	135.5

Other short-term liabilities	199.7	261.4	227.7
Provisions	22.5	24.9	28.0
Shareholders' equity and liabilities	872.1	911.6	872.1
Equity ratio, %	52.1	47.0	48.6
Gearing, %	34	36	33
EUR 1.00 = USD	1.24	1.17	1.26

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, IFRS

	Share capital	Premium fund	Revaluation fund	Own shares	Minority interest	Translation differences	Fair value and other reserves	Retained earnings	Total
Balance at 31 Dec, 2002	96.8	181.8	2.9	-24.9	3.2	0.0	0.0	147.4	407.2
Warrants exercised	0.8	1.8							2.6
Translation differences						-13.9			-13.9
Dividend distribution								-32.6	-32.6
Change in minority interest					0.2				0.2
Net profit for the period								65.4	65.4
Balance at 30 Sept, 2003	97.6	183.6	2.9	-24.9	3.4	-13.9	0.0	180.2	428.9
Balance at 31 Dec, 2003	97.8	185.5	2.9	-24.9	3.0	-33.8	0.0	192.9	423.4
Effects of adopting IAS 39							1.6	-1.6	0.0
Balance at 1 Jan, 2004, adjusted	97.8	185.5	2.9	-24.9	3.0	-33.8	1.6	191.3	423.4
Warrants exercised	1.3	1.9							3.2
Cancellation of own shares	-3.9	3.9		24.9				-24.9	0.0
Translation differences						2.3			2.3
Cash flow hedges							-1.8		-1.8
Dividend distribution								-33.1	-33.1
Change in minority interest					0.1				0.1
Net profit for the period								60.2	60.2
Balance at 30 Sept, 2004	95.2	191.3	2.9	0.0	3.1	-31.5	-0.2	193.5	454.3

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	30 Sept 2004	30 Sept 2003	31 Dec 2003
Charges on assets	-	-	-
Mortgages pledged	7.1	18.2	17.1
Guarantees	2.6	3.7	3.8

Liabilities for leasing and rental agreements	43.3	45.3	44.4
Other liabilities	33.0	35.2	33.7

There are no guarantees or contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	30 Sept 2004	30 Sept 2003	31 Dec 2003
Nominal value			
Foreign exchange forward contracts	186.0	286.6	251.3
Forward rate agreements	-	-	100.0
Interest rate swaps	100.7	107.3	99.0
Fair value			
Foreign exchange forward contracts	2.7	11.6	19.0
Forward rate agreements	-	-	-0.1
Interest rate swaps	-0.3	-2.5	-1.7

QUARTERLY BREAKDOWNS

EUR million	III 2004	II 2004	I 2004	IV 2003	III 2003	II 2003	I 2003	*)IV 2002
NET SALES								
Racquet Sports	54.8	57.5	58.7	37.0	56.6	57.8	56.0	39.3
Golf	27.9	50.1	48.6	22.4	31.5	60.4	41.8	28.5
Team Sports	38.8	42.7	61.5	39.9	37.9	41.0	62.2	41.9
Winter Sports	88.6	7.6	28.9	72.0	83.2	7.1	25.9	65.4
Fitness Equipment	50.1	46.3	55.1	47.7	42.0	34.4	51.4	39.5
Sports Instruments	18.2	20.7	18.8	20.7	16.4	19.4	20.1	23.5
	278.4	224.9	271.6	239.7	267.6	220.1	257.4	238.1
Tobacco	0.3	0.8	21.8	25.7	30.3	29.5	23.8	28.0
Total	278.7	225.7	293.4	265.4	297.9	249.6	281.2	266.1
EBIT								
Racquet Sports	7.7	7.5	7.2	1.9	7.9	6.9	3.9	3.2
Golf	-4.6	4.8	3.2	-11.5	-4.8	5.1	-1.2	-3.6
Team Sports	3.6	3.0	12.3	4.2	3.1	4.6	11.4	3.2
Winter Sports	24.0	-9.8	-5.1	16.0	24.9	-9.0	-3.6	16.6
Fitness Equipment	4.2	2.6	9.5	7.5	7.5	2.9	8.9	6.3
Sports Instruments	2.0	1.7	1.8	1.6	2.0	1.9	2.2	3.7
Headquarters	-2.5	-4.0	-1.1	-1.9	-1.2	-1.0	-2.5	-2.1
Group goodwill	-	-	-	-	-	-	-	-3.4
Patent settlement	-	-	-	-	20.5	-	-	-
	34.4	5.8	27.8	17.8	59.9	11.4	19.1	23.9
Tobacco	-	-	18.9	2.0	2.8	3.2	1.5	1.9
Total	34.4	5.8	46.7	19.8	62.7	14.6	20.6	25.8

*) in accordance with FAS principles

All forecasts and estimates mentioned in this report are based on management's current judgement of the economic environment and the actual results may be significantly different.

Amer Group's 2004 results will be published on 3 February 2005.

AMER GROUP PLC
Board of Directors

For further information, please contact:

Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager
Tel. +358 9 7257 8306, e-mail: firstname.lastname@amersports.com
www.amersports.com

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

Amer Group Plc STOCK EXCHANGE RELEASE 1(18)
August 12, 2004 at 1.00 pm

AMER GROUP PLC'S INTERIM REPORT JANUARY - JUNE 2004 (IFRS)
Sports equipment business's sales grew by 4%

- For the January - June 2004 period, Amer Group's net sales were EUR 519.1 million (January - June 2003: EUR 530.8 million).
- Earnings before interest and taxes (EBIT) amounted to EUR 52.5 million (2003: EUR 35.2 million) and earnings per share were EUR 1.49 (2003: EUR 0.95).
- Exiting from the tobacco business improved EBIT by EUR 14.2 million but reduced net sales by 6% compared to the first half last year. The sports equipment business's sales grew by 4% and EBIT by 10%.
- Amer Group's sports equipment business's good sales growth is expected to continue during the remainder of the year. The sports equipment business's EBIT is also expected to grow compared to 2003 (excluding the 2003 patent litigation settlement).

EUR million	Jan-June 2004	Jan-June 2003	Change %	Jan-Dec 2003
NET SALES	519.1	530.8	-2	1,094.1
GROSS PROFIT	203.6	204.1		420.8
EBIT	52.5	35.2	49	117.7
Financing income and expenses	-0.9	-4.1		-8.2
PROFIT BEFORE TAXES AND MINORITY INTEREST	51.6	31.1	66	109.5
NET RESULT	35.2	22.1	59	78.1
Earnings per share, EUR	1.49	0.95		3.35
ROCE, % *)	24.3	17.7		21.0
ROE, %	16.4	11.1		18.8

*) 12 months rolling average

Roger Talermo, President & CEO, Amer Group:

"Amer Group's sports equipment business's net sales grew by 4% in the first half of the year. In local currency terms this growth was 11%.

Overall, Amer Group's net sales declined by 2% between January and June due to effect of the exit from the tobacco business in March.

Activity in the current year has started more positively in the sports equipment market than was the case last year. Demand for sports equipment has strengthened and this has also been reflected

in Amer Group's business. Growth in fitness equipment has been especially strong with net sales in local currencies growing by 31% in the January-June period. In addition, both the Racquet Sports Division and Team Sports Division have also continued to grow.

The good initial progress made by the Golf Division, which was evident in January-March, was not sustained in the second quarter of the year. Sell-through to consumers was slower than expected. In addition, its sales figures were negatively affected as deliveries were earlier than last year, meaning that they were pulled forward into the first quarter. Our primary goal for the Golf Division in 2004 is profitability. In terms of net sales, our goal is to match last year's level in local currency terms.

In the Winter Sports Division, the coming season's ski deliveries are about to start, the busiest months being September and October. On the basis of the deliveries made at the beginning of the year as well as the level of pre-orders received, we expect that the Winter Sports Division's net sales for the year as a whole, stated in local currencies, will grow by approximately 10%. Net sales during the remainder of the year will however also be affected by snow conditions and the level of re-orders. Sales growth has been weighted towards lower margin products. In addition, the Company hasn't been able to pass on in full its euro-denominated manufacturing costs in terms of selling prices in North America, which is depressing sales margins slightly.

Sales of Suunto's wristop computers were similar to last year's whereas sales of diving instruments grew by 15%.

For the year as a whole we expect that the good growth in sales reported by Amer Group's sports equipment business will continue during the remainder of the year. Excluding the 2003 patent litigation settlement of EUR 20.5 million, Amer Group's sports equipment business's EBIT is also expected to grow compared to 2003."

For further information, please contact:

Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

An interim results' press conference will be held for analysts and media today at 3 pm Finnish time at Amer Group's Helsinki headquarters (Mäkelänkatu 91).

AMER GROUP PLC'S INTERIM REPORT JANUARY - JUNE 2004

(According to IFRS)

In the period January - June 2004, Amer Group's net sales were EUR 519.1 million (January - June 2003: EUR 530.8 million). Earnings before interest and taxes (EBIT) amounted to EUR 52.5 million (2003: EUR 35.2 million). Profit before taxes and minority interest was EUR 51.6 million (2003: EUR 31.1 million) and earnings per share were EUR 1.49 (2003: EUR 0.95).

Amer Group's sports equipment business's good sales growth is expected to continue during the remainder of the year. The sports equipment business's EBIT is also expected to grow compared to 2003 (excluding the 2003 patent litigation settlement).

APRIL - JUNE NET SALES AND RESULTS

The seasonality of the Group's businesses was clearly in evidence in the second quarter, which is low season for Winter Sports and high season for Golf. During the period, the Winter Sports division is focusing on producing its products for the coming winter sports season, for which deliveries mainly take place in the latter part of the year.

Amer Group's consolidated net sales in April - June totalled EUR 225.7 million (2003: EUR 249.6 million). Net sales declined due to the withdrawal from the tobacco business in March.

The sports equipment business's sales grew by 2%. Sell-through of golf products didn't meet expectations. In addition, the Golf Division's net sales were negatively affected by the earlier timing of deliveries, which this year were weighted towards the first quarter of the year. Sales of fitness equipment grew significantly. Foreign exchange rate movements reduced net sales by EUR 7 million.

EBIT was EUR 5.8 million (2003: EUR 14.6 million). EBIT was affected due to exiting the tobacco business as well as due to timing issues relating to reporting quarterly results. Profit before taxes and minority interest was EUR 6.5 million (2003: EUR 12.7 million).

JANUARY - JUNE NET SALES AND RESULTS

Net sales in January - June declined by 2% and were EUR 519.1 million (2003: EUR 530.8 million). Exiting from the tobacco business in March had a 6% negative impact on net sales. The sports equipment business's sales grew by 4%. In local currencies, sales of sports equipment grew by 11%. With the exception of the Golf Division, sales of all business areas grew in local currency terms.

Activity in the current year has started more positively in the sports equipment market than was the case last year and demand for sports equipment has strengthened.

Net sales by geographical market were as follows: Americas (including Latin America) 62%, EMEA (Europe, Middle-East, Africa) 28% and Asia Pacific 10%. Sales grew by 2% in the Americas and by 15% in Asia Pacific but declined by 15% in EMEA due to the withdrawal from the tobacco business. In local currencies, net sales in the Americas grew by 13% and in Asia Pacific by 18% but declined in EMEA by 15%.

The Group's EBIT totalled EUR 52.5 million (2003: EUR 35.2 million). EBIT includes the consideration received from Philip Morris for the premature termination of the manufacturing and marketing license for Philip Morris products. Exiting from the tobacco business improved EBIT by EUR 14.2 million in the first half of 2004 compared to January - June 2003. The sports equipment business's EBIT grew by 10%.

Profit before taxes and minority interest was EUR 51.6 million (2003: EUR 31.1 million) and earnings per share were EUR 1.49 (2003: EUR 0.95).

Foreign exchange rate movements reduced net sales by EUR 30 million, due to the strengthening of the euro especially against the US dollar. The corresponding impact on EBIT wasn't significant.

Return on capital employed (ROCE) was 24.3% (12 months rolling average) (January - June 2003: 17.7%).

CAPITAL EXPENDITURE

The Group's gross capital expenditure amounted to EUR 5.4 million (2003: EUR 8.4 million) during the period under review.

The Group's depreciation was EUR 8.2 million (2003: EUR 9.5 million) during the period under review.

RESEARCH AND DEVELOPMENT

A total of EUR 15.4 million was invested in research and development, representing 3.0% of net sales in the period (2003: EUR 14.4 million).

FINANCIAL POSITION AND CASH FLOW

The Group's net financing expenses totalled EUR 0.9 million (2003: EUR 4.1 million) in January - June. Net financing expenses declined by EUR 1.8 million due to the market valuation of interest rate swaps that protect from higher interest rates.

The Group's financial position and liquidity remained strong. Cash flow from operating activities after interest and taxes was EUR 34.8

million (2003: EUR 24.5 million). Net cash flow from investing activities was EUR 0.7 million including acquisitions and the tobacco business consideration (2003: net cash outflow EUR -4.9 million). Dividends totalling EUR 33.1 million were paid.

The Group's net debt at the end of June totalled EUR 125.9 million (31 December 2003: EUR 140.6 million). Exchange rate movements increased net debt by EUR 6 million.

At the end of June, EUR 33.9 million of the Group's debt matured after 12 months. In addition the Group had EUR 149.0 million of unused committed credit facilities, of which EUR 75.0 million will mature after 12 months.

Liquid assets amounted to EUR 16.4 million at the period end.

The equity ratio rose to 53.0% (30 June 2003: 43.9%), and gearing was 29% (30 June 2003: 50%).

PERSONNEL

The Group employed 4,194 people at the end of the period under review (30 June 2003: 4,155) compared to an average of 4,231 during the period. At the end of the period, a total of 1,871 were employed in the US, 662 in Austria, 386 in Finland and 1,275 in the rest of the world.

AMER GROUP'S SHARES AND SHAREHOLDERS

A total of 28% of Amer Group Plc's shares in issue were traded during the period under review, of which approximately 6.5 million were traded on the Helsinki Exchanges and approximately 0.1 million on the London Stock Exchange, totalling 6.6 million shares. In Helsinki the share price low was EUR 34.46, the high EUR 44.45 and the average EUR 39.46. The Company's market capitalization stood at EUR 1,018.9 million at the period end.

There were 12,403 registered shareholders at the end of June. Nominees accounted for 50% of the shares in issue at the period end.

As approved by Amer Group Plc's Annual General Meeting on 17 March 2004, the registered share capital of Amer Group was decreased by EUR 3,873,200 by cancelling without payment those 968,300 of its own shares held by the Company. The change in the share capital was registered on 16 April 2004.

During the period under review, a total of 321,400 new shares were registered. The shares were subscribed for as a result of an exercise of 1998 A/B/C warrants. The 1998 warrant scheme's subscription period ended on 31 March 2004.

Amer Group Plc's share capital totalled EUR 95,226,480 and the total number of shares in issue was 23,806,620 at the period end.

All 550,000 of Amer Group's 2004 warrants, approved by the AGM in March 2004, were subscribed for by the end of the subscription period, which ran from 10 April to 30 June 2004. One warrant entitles the subscriber to subscribe for one Amer Group share. The share subscription period will commence on 1 January 2007 and end on 31 December 2009 and the price will be EUR 40.60.

At the end of the period the Board of Directors had no share issue authorization outstanding.

DIVISIONAL REVIEWS

RACQUET SPORTS

EUR million	Jan-June 2004	Jan-June 2003	Change %
Net sales	116.2	113.8	2
EBIT	14.7	10.8	36
ROCE, 12 months' rolling average, %	60.6	48.1	

The Racquet Sports Division continued its good performance. In local currencies, the Racquet Sports Division's net sales grew by 7%. Sales grew in the Americas by 7%, in EMEA by 2% and in Asia Pacific by 18%.

Sales of Wilson tennis rackets increased 7%. Sales of higher priced performance tennis rackets, Series H and Triad, grew especially in Japan and in Europe. In the Americas, sales of lower price point rackets at mass merchants and sporting goods retailers grew in particular. Sales of tennis balls increased 8%. Sales of footwear declined by 8%.

Wilson introduced the new nCode tennis rackets in May. nCode rackets use nanotechnology which increases the power and stability of the racket. Shipments to the US market started in July and will be worldwide during the third quarter of the year.

Wilson is the global leader in tennis rackets: in North America and Japan Wilson is the best-selling brand and in Europe the No. 2 brand. In tennis balls Wilson is No. 3 in the world.

GOLF

EUR million	Jan-June 2004	Jan-June 2003	Change %

Net sales	98.7	102.2	-3
EBIT	8.0	3.9	
ROCE, 12 months' rolling average, %	-30.1	-3.8	

In the Golf Division, net sales in the January - June period in local currency terms were similar to last year. Sales grew by 26% in Asia Pacific, were similar to last year in the Americas and declined in EMEA by 11%. Sales of Wilson golf clubs were similar to last year whereas sales of golf balls declined by 7%.

Profitability benefited from the restructuring of Wilson's US businesses and associated adjustment of its cost structure to correspond to prevailing business conditions, which began last year. However there was a dampening effect due to a decline in average selling prices.

The good progress made during the first quarter of the year didn't continue in April - June, which is the high season for golf. Sell-through from the trade to consumers wasn't as good as expected and sales were also depressed by earlier deliveries, which were weighted towards the first quarter of the year. During the second quarter of the year, net sales in local currencies declined 15% compared to 2003.

In the US golf market, the number of rounds played increased by 2% in the January - June period. Overall sales of golf clubs to the trade grew by 4% in the US and sales of golf balls grew by 12%. (Source: National Golf Foundation, July 2004)

The work done with re-positioning the Wilson golf brand is now ready to be launched. During the remainder of the year, the Company will introduce new higher price point Wilson Staff golf clubs. This new range features modern technology and design combined with Wilson's long golf heritage. Deliveries will start in October and sales expectations are focused on 2005.

The primary goal for the Golf Division in 2004 is profitability. In terms of net sales, the goal is to match last year's level in local currency terms.

TEAM SPORTS

EUR million	Jan-June 2004	Jan-June 2003	Change %
Net sales	104.2	103.2	1
EBIT	15.3	16.0	-4
ROCE, 12 months' rolling average, %	37.7	37.1	

The Team Sports Division continued to grow. Stated in local currencies, the Team Sports Division's net sales grew by 12% and EBIT by 8%. Outside the United States sales grew by 15%.

The fastest growing product categories in Team Sports were American footballs (19%) and basketballs (24%). Sales of basketballs were driven by the official game ball agreement with the NCAA (National Collegiate Athletic Association) and a complete range of NCAA basketballs. Sales of baseball and softball bats grew by 14%, driven by the continued success of distributing DeMarini products globally. In the US, Half and Half bat technology continues to be a strong business driver. Sales of baseball gloves declined 11%.

Sales were also boosted by the acquisition of Athletic Training Equipment Company Inc. (ATEC) in November 2003. ATEC offers training equipment for baseball and softball. ATEC's yearly net sales are around USD 11 million. The integration of ATEC into the Team Sports Division has been completed in line with plan.

Wilson is the number one team sports company in the USA and its position is especially strong in American football, basketball and baseball.

WINTER SPORTS

EUR million	Jan-June 2004	Jan-June 2003	Change %
Net sales	36.5	33.0	11
EBIT	-14.9	-12.6	
ROCE, 12 months' rolling average, %	32.9	44.1	

In line with the winter sports' industry's business cycle, the Winter Sports' Division focused on producing next season's lines during the second quarter of the year. Due to its seasonality, Atomic's deliveries are heavily weighted towards the latter part of the year, the busiest months for deliveries being September and October. Due to this seasonality, Winter Sports' operating losses during the first half of 2004 were EUR 14.9 million. EBIT was impacted by some investment in strengthening the distribution network, especially in Japan, where Winter Sports' distribution has been transferred to Amer Sports Japan. Distribution in Japan has previously been handled by ASICS Japan.

Winter Sports' net sales in local currencies grew by 13% compared to January - June in 2003. Sales grew by 26% in EMEA and by 16% in the Americas. Sales of alpine skis grew by 7%.

In February Atomic launched the new Metron ski which with its wide body and use of Beta 5 technology performs in all conditions. In

addition, a new generation of ski bindings named Neox was launched during the spring. Following its acquisition in December 2003, a completely new range of Volant products will be launched for the 2004/2005 winter sports season.

The major part of Winter Sports' pre-orders for the coming season have now been received and the level of orders is approximately 9% higher than last year. On the basis of deliveries at the beginning of the year as well as the level of pre-orders in hand, Winter Sports net sales for the year as a whole in local currencies are expected to grow by approximately 10%. Net sales during the remainder of the year will be affected by prospective snow conditions, which impact sell-through to consumers and thereby the level of reorders. Sales growth has been weighted towards lower margin products. In addition, the Company hasn't been able to pass on in full its euro-denominated manufacturing costs in terms of its North American selling prices, which is depressing its sales margins slightly.

FITNESS EQUIPMENT

EUR million	Jan-June 2004	Jan-June 2003	Change %
Net sales	101.4	85.8	18
EBIT	12.1	11.8	3
ROCE, 12 months' rolling average, %	93.5	94.1*	

*Pro forma

The Fitness Equipment Division continued to grow. Net sales in local currency terms increased 31% and EBIT increased 16% during the period under review. The fastest growing product categories were elliptical cross-trainers and stationary cycles. Sales growth was boosted by the acquisitions made in January 2004. Outside the Americas sales grew by 36%.

Club membership figures increased in the US in 2003 by 9%. Demand for fitness equipment started to pick up towards the end of 2003 in North America and this improvement continued during the first half of 2004. In Europe, pricing continued to be competitive.

In January 2004 the Fitness Equipment Division strengthened its position as a full-line supplier of fitness equipment by acquiring the operations of Fitness Products International LLC (FPI), a manufacturer of strength training equipment, for USD 11.8 million. FPI generates annual sales of approximately USD 13 million. ClubCom, a provider of private television network systems, audio/video entertainment and video hardware and systems to clubs and fitness facilities, was also acquired in January, for a total of USD 22.0

million. ClubCom's annual net sales total approximately USD 15 million. The integration of both FPI and ClubCom into Precor has proceeded according to plan.

The increase in the Group's goodwill related to these acquisitions was EUR 23.5 million as at 30 June 2004. There were no other major new assets added to the Group balance sheet due to these acquisitions. The acquired companies and operations did not have a significant impact on EBIT in the first half of the year.

SPORTS INSTRUMENTS

EUR million	Jan-June 2004	Jan-June 2003	Change %
Net sales	39.5	39.5	
EBIT	3.5	4.1	-15
ROCE, 12 months' rolling average, %	29.2	33.3	

Stated in local currencies, Suunto's net sales grew by 2%. Geographically, sales grew by 11% in the Americas and declined by 3% in EMEA. Sales of Suunto's non-core product groups declined.

Sales of Suunto's wristop computers were similar to last year. Sales of Suunto's diving instruments grew by 15%. Wristop computers and diving instruments accounted for 60% of Suunto's net sales (58%).

In March, Suunto launched the Suunto X9 featuring GPS for hikers. Shipments of the Suunto G3 for golfers started in April. In June Suunto launched the new Suunto t6, which is based on calculating variations in heart rate thus enabling sports participants to analyze if their exercise is improving their performance.

WITHDRAWAL FROM TOBACCO BUSINESS

In January, Philip Morris and Amer Tobacco Ltd reached an agreement on the premature termination of the latter's manufacturing and marketing license and on the sale of certain assets. The consideration received from Philip Morris was EUR 29.0 million. Exiting from the tobacco business improved EBIT by EUR 14.2 million in the first half of 2004 compared to the same period last year. Amer Tobacco's factory premises were not included in the deal. The transaction has received approval from the relevant competition authorities. The exclusive right Amer Tobacco held to produce and sell Philip Morris cigarettes in Finland thus ended on 26 March 2004.

ADOPTION OF IFRS

As of 1 January 2004 Amer Group has applied International Financial Reporting Standards (IFRS) to its financial reporting. Amer Group's 2003 quarterly financial statements restated in accordance with International Financial Reporting Standards can be found on the Company's website at www.amersports.com under Investor Relations - Reports and Presentations. In contrast to the information announced previously, Amer Group will apply standard IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) as of 1 January 2005.

2004 PROSPECTS

Withdrawal from tobacco completed Amer Group's evolution into a pure sports equipment company focused on achieving its goal of becoming the world leader in its chosen field. With strong cash flow and a robust balance sheet as well as a good position in the sports equipment market, Amer Group has a firm foundation to advance the strategic development of its businesses. Amer Group is convinced that the sports equipment market will grow as people's leisure time, living standards and awareness of the importance of physical and mental wellbeing increase.

This year activity has started more positively in the sports equipment market than was the case last year and the current financial year has started favorably for Amer Sports. The Company expects the sports equipment market to continue to make good progress during the remainder of the year.

With innovative new products, a strong Amer Sports' sales and distribution network and the acquisitions made in late 2003 and early 2004, Amer Group's sports equipment business's good sales growth is expected to continue for the remainder of the year. The sports equipment business's EBIT is also expected to grow compared to 2003 (excluding the 2003 patent litigation settlement).

CONSOLIDATED RESULTS, IFRS

EUR million. Unaudited.

	Jan-June 2004	Jan-June 2003	Change %	Apr-June 2004	Apr-June 2003	Change %	Jan-Dec 2003
NET SALES	519.1	530.8	-2	225.7	249.6	-10	1,094.1
Cost of goods sold	-315.5	-326.7		-136.2	-155.5		-673.3
GROSS PROFIT	203.6	204.1	-	89.5	94.1	-5	420.8
Licence income	7.0	4.9		3.2	2.2		10.3
Other operating income	2.3	5.1		0.4	2.2		28.5
R&D expenses	-15.4	-14.4		-8.0	-6.9		-30.7

Selling and marketing expenses	-123.8	-122.5		-58.8	-57.0		-231.2
Administrative and other expenses	-39.2	-42.0		-20.5	-20.0		-80.0
Gain on sale of tobacco business	18.0	-		-	-		-
EBIT	52.5	35.2	49	5.8	14.6	-60	117.7
Financing income and expenses	-0.9	-4.1		0.7	-1.9		-8.2
PROFIT BEFORE TAXES AND MINORITY INTEREST	51.6	31.1	66	6.5	12.7	-49	109.5
Taxes	-16.3	-8.8		-1.9	-3.6		-31.0
Minority interest	-0.1	-0.2		0.0	-0.1		-0.4
NET RESULT	35.2	22.1	59	4.6	9.0	-49	78.1
Earnings per share, EUR	1.49	0.95		0.19	0.39		3.35
Earnings per share, diluted, EUR	1.48	0.94		0.19	0.39		3.33
Adjusted average number of shares in issue, million	23.6	23.3		23.6	23.3		23.3
Adjusted average number of shares in issue, diluted, million	23.8	23.5		23.8	23.5		23.4
Equity per share, EUR	18.18	16.58					18.03
ROCE, % *)	24.3	17.7					21.0
ROE, %	16.4	11.1					18.8
Average rates used:							
EUR 1.00 = USD	1.23	1.10					1.13

*) 12 months rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the results for the period.

NET SALES BY BUSINESS AREA

	Jan-June 2004	Jan-June 2003	Change %	Apr-June 2004	Apr-June 2003	Change %	Jan-Dec 2003
Racquet Sports	116.2	113.8	2	57.5	57.8	-1	207.4
Golf	98.7	102.2	-3	50.1	60.4	-17	156.1
Team Sports	104.2	103.2	1	42.7	41.0	4	181.0
Winter Sports	36.5	33.0	11	7.6	7.1	7	188.2
Fitness Equipment	101.4	85.8	18	46.3	34.4	35	175.5
Sports Instruments	39.5	39.5	-	20.7	19.4	7	76.6
	496.5	477.5	4	224.9	220.1	2	984.8
Tobacco	22.6	53.3		0.8	29.5		109.3
Net sales, total	519.1	530.8	-2	225.7	249.6	-10	1,094.1

EBIT BY BUSINESS AREA

	Jan-June 2004	Jan-June 2003	Change %	Apr-June 2004	Apr-June 2003	Change %	Jan-Dec 2003
Racquet Sports	14.7	10.8	36	7.5	6.9	9	20.6
Golf	8.0	3.9		4.8	5.1	-6	-12.4
Team Sports	15.3	16.0	-4	3.0	4.6	-35	23.3
Winter Sports	-14.9	-12.6		-9.8	-9.0		28.3
Fitness Equipment	12.1	11.8	3	2.6	2.9	-10	26.8
Sports Instruments	3.5	4.1	-15	1.7	1.9	-11	7.7
Headquarters	-5.1	-3.5		-4.0	-1.0		-6.6
Patent Settlement	-	-		-	-		20.5
	33.6	30.5	10	5.8	11.4	-49	108.2
Tobacco	18.9	4.7		-	3.2		9.5
EBIT, total	52.5	35.2	49	5.8	14.6	-60	117.7

GEOGRAPHICAL BREAKDOWN OF NET SALES

	Jan-June 2004	Jan-June 2003	Change %	Apr-June 2004	Apr-June 2003	Change %	Jan-Dec 2003
Americas	320.8	313.8	2	146.3	145.5	1	573.2
EMEA	144.9	170.6	-15	50.6	81.9	-38	417.8
Asia Pacific	53.4	46.4	15	28.8	22.2	30	103.1
Total	519.1	530.8	-2	225.7	249.6	-10	1,094.1

CONSOLIDATED CASH FLOW STATEMENT

	Jan-June	Jan-June	Jan-Dec

	2004	2003	2003
Net cash from operating activities	34.8	24.5	88.6
Net cash from investing activities	0.7	-4.9	-23.8
Net cash from financing activities			
Dividends paid	-33.1	-32.5	-33.0
Issue of shares	3.2	2.5	4.9
Change in net debt	-16.6	1.4	-40.6
Net increase/decrease in cash and cash equivalents	-11.0	-9.0	-3.9
Cash and cash equivalents at 1 Jan	27.4	32.1	31.0
Cash and cash equivalents at 30 June/31 December	16.4	23.1	27.1

CONSOLIDATED BALANCE SHEET, IFRS

Assets	30 June 2004	30 June 2003	31 Dec 2003
Goodwill	305.2	287.2	275.1
Other intangible fixed assets	8.9	9.3	10.4
Tangible fixed assets	85.2	103.2	93.5
Long-term investments	42.3	42.6	35.5
Inventories and work in progress	159.9	171.6	136.9
Receivables	199.0	247.9	293.6
Marketable securities	0.0	0.0	1.0
Cash and cash equivalents	16.4	23.1	26.1
Assets	816.9	884.9	872.1
Shareholders' equity and liabilities			
Shareholders' equity	432.7	388.3	423.4
Long-term interest-bearing liabilities	33.9	63.4	32.2
Other long-term liabilities	25.2	19.1	25.3
Short-term interest-bearing liabilities	108.4	153.4	135.5
Other short-term liabilities	192.7	236.6	227.7
Provisions	24.0	24.1	28.0
Shareholders' equity and liabilities	816.9	884.9	872.1
Equity ratio, %	53.0	43.9	48.6
Gearing, %	29	50	33
EUR 1.00 = USD	1.22	1.14	1.26

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, IFRS

	Share capital	Premium fund	Revaluation fund	Own shares	Minority interest	Translation differences	Fair value and other reserves	Retained earnings	Total
Balance at 31 Dec, 2002	96.8	181.8	2.9	-24.9	3.2	0.0	0.0	147.4	407.2
Warrants exercised	0.8	1.6							2.4
Translation differences						-10.9			-10.9
Dividend distribution								-32.6	-32.6
Change in minority interest					0.1				0.1
Net profit for the period								22.1	22.1
Balance at 30 June, 2003	97.6	183.4	2.9	-24.9	3.3	-10.9	0.0	136.9	388.3
Balance at 31 Dec, 2003	97.8	185.5	2.9	-24.9	3.0	-33.8	0.0	192.9	423.4
Effects of adopting IAS 39							1.6	-1.6	0.0
Balance at 1 Jan, 2004, adjusted	97.8	185.5	2.9	-24.9	3.0	-33.8	1.6	191.3	423.4
Warrants exercised	1.3	1.9							3.2
Cancellation of own shares	-3.9	3.9		24.9				-24.9	0.0
Translation differences						6.3			6.3

Cash flow hedges							-2.4		-2.4
Dividend distri- bution								-33.1	-33.1
Change in minority interest					0.1				0.1
Net profit for the period								35.2	35.2
Balance at 30 June, 2004	95.2	191.3	2.9	0.0	3.1	-27.5	-0.8	168.5	432.7

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	30 June 2004	30 June 2003	31 Dec 2003
Charges on assets	-	-	-
Mortgages pledged	17.1	18.2	17.1
Guarantees	3.4	5.1	3.8
Liabilities for leasing and rental agreements	45.8	46.8	44.4
Other liabilities	32.1	35.6	33.7

There are no guarantees or contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	30 June 2004	30 June 2003	31 Dec 2003
Nominal value			
Foreign exchange forward contracts	205.2	292.4	251.3
Forward rate agreements	-	-	100.0
Interest rate swaps	102.8	109.4	99.0
Fair value			
Foreign exchange forward contracts	1.9	13.6	19.0
Forward rate agreements	-	-	-0.1
Interest rate swaps	-0.2	-3.5	-1.7

QUARTERLY BREAKDOWNS

EUR million	II 2004	I 2004	IV 2003	III 2003	II 2003	I 2003	*) IV 2002	*) III 2002
NET SALES								

Racquet Sports	57.5	58.7	37.0	56.6	57.8	56.0	39.3	60.2
Golf	50.1	48.6	22.4	31.5	60.4	41.8	28.5	39.2
Team Sports	42.7	61.5	39.9	37.9	41.0	62.2	41.9	41.4
Winter Sports	7.6	28.9	72.0	83.2	7.1	25.9	65.4	93.8
Fitness Equipment	46.3	55.1	47.7	42.0	34.4	51.4	39.5	-
Sports Instruments	20.7	18.8	20.7	16.4	19.4	20.1	23.5	17.7
	224.9	271.6	239.7	267.6	220.1	257.4	238.1	252.3
Tobacco	0.8	21.8	25.7	30.3	29.5	23.8	28.0	31.3
Total	225.7	293.4	265.4	297.9	249.6	281.2	266.1	283.6
EBIT								
Racquet Sports	7.5	7.2	1.9	7.9	6.9	3.9	3.2	6.6
Golf	4.8	3.2	-11.5	-4.8	5.1	-1.2	-3.6	-2.1
Team Sports	3.0	12.3	4.2	3.1	4.6	11.4	3.2	2.5
Winter Sports	-9.8	-5.1	16.0	24.9	-9.0	-3.6	16.6	31.3
Fitness Equipment	2.6	9.5	7.5	7.5	2.9	8.9	6.3	-
Sports Instruments	1.7	1.8	1.6	2.0	1.9	2.2	3.7	2.1
Headquarters	-4.0	-1.1	-1.9	-1.2	-1.0	-2.5	-2.1	-1.9
Group goodwill	-	-	-	-	-	-	-3.4	-2.1
Patent settlement	-	-	-	20.5	-	-	-	-
	5.8	27.8	17.8	59.9	11.4	19.1	23.9	36.4
Tobacco	-	18.9	2.0	2.8	3.2	1.5	1.9	2.3
Total	5.8	46.7	19.8	62.7	14.6	20.6	25.8	38.7

*) in accordance with FAS principles

All forecasts and estimates mentioned in this report are based on management's current judgement of the economic environment and the actual results may be significantly different.

The interim report for the period January to September will be published on 27 October 2004.

AMER GROUP PLC
Board of Directors

For further information, please contact:

Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager
Tel. +358 9 7257 8306, e-mail: firstname.lastname@amersports.com
www.amersports.com

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

Amer Group Plc

STOCK EXCHANGE ANNOUNCEMENT 1(1)
June 23, 2004 at 2.45 pm

Amer Group's 2004 warrants - subscription update

All 550,000 of Amer Group's 2004 warrants have been subscribed. One warrant entitles the subscriber to subscribe for one Amer Group share.

Of the 550,000 warrants that were subscribed for, 150,000 were offered for subscription to the Group's key personnel and 400,000 were offered for subscription to Amera Oy, a company belonging to the group of Amer Group of companies, in order that the warrants may, at a later date, be offered to key persons nominated by Amer Group's Board of Directors, provided that the financial targets set by the Board of Directors for the Company's growth and profitability are reached.

The share subscription price is EUR 40.60, which according to the warrant terms was the trade volume weighted average quotation of Amer Group Plc shares on the Helsinki Exchanges during the period 2 January - 14 February 2004 plus 10 per cent. The subscription period of the shares will commence on 1 January 2007 and end on 31 December 2009.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager

For further information, please contact:
Mr Jari Melgin, Director, Treasury & IR, tel. +358 9 7257 8233

DISTRIBUTION:
Hex Helsinki Exchanges
Major media

AMER GROUP

Amer Group (www.amersports.com) is one of the world's leading sports equipment companies with internationally recognized brands including Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2003 the Company reported, under IFRS, earnings before interest and taxes of EUR 117.7 million on net sales of EUR 1,094.1 million. Earnings per share were EUR 3.35. At the end of 2003 the Company had 4,013 employees.

Amer Group Plc

STOCK EXCHANGE RELEASE 1(1)
May 27, 2004 at 2.30 pm

AMER GROUP PLC: TRADING UPDATE - GUIDANCE FOR 2004 UNCHANGED

Amer Group is today hosting a Capital Markets Day for investors and analysts in Paris. At the event, the President and CEO of Amer Group, Mr Roger Talermo, stated that prospects for 2004 are unchanged: Amer Group's sports equipment business's net sales and EBIT in local currencies are expected to be higher this year than in 2003 (excluding the 2003 patent litigation settlement).

The presentations being given by management at the Capital Markets Day are available to download in a PDF format from www.amersports.com in the Investor Relations section - Financial Reports.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager
Tel. +358 9 7257 8306, +358 40 524 11 43
e-mail: firstname.lastname@amersports.com

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP

Amer Group (www.amersports.com) is one of the world's leading sports equipment companies with internationally recognized brands including Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2003 the Company reported, under IFRS, earnings before interest and taxes of EUR 117.7 million on net sales of EUR 1,094.1 million. Earnings per share were EUR 3.35. At the end of 2003 the Company had 4,013 employees.

Amer Group Plc

STOCK EXCHANGE ANNOUNCEMENT 1(1)
April 16, 2004 at 10.45 am

AMER GROUP PLC: CANCELLATION OF OWN SHARES

As approved by Amer Group Plc's Annual General Meeting on 17 March 2004, the registered share capital of Amer Group has been decreased by EUR 3,873,200 by cancelling without payment those 968,300 of its own shares the Company held. The change in the share capital was registered today. After the cancellation, the Company's paid up and registered share capital now amounts to EUR 94,305,280 and the number of shares in issue is 23,576,320.

Restricted shareholders' equity did not decrease due to the cancellation because the accounted counter-value of the shares was transferred from the Company's share capital to the share premium fund.

The cancellation did not have any impact on the breakdown of shareholdings and votes in the Company's share capital because the cancelled shares were owned by the Company.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager
Tel. +358 9 7257 8306, e-mail: firstname.lastname@amersports.com

For further information, please contact:
Mr Jari Melgin, Director, Treasury & IR, tel. +358 9 7257 8233

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP

Amer Group (www.amersports.com) is one of the world's leading sports equipment companies with internationally recognized brands including Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2003 the Company reported, under IFRS, earnings before interest and taxes of EUR 117.7 million on net sales of EUR 1,094.1 million. Earnings per share were EUR 3.35. At the end of 2003 the Company had 4,013 employees.

Amer Group Plc

STOCK EXCHANGE RELEASE 1(19)
April 15, 2004 at 10.00 am

AMER GROUP PLC: IFRS COMPARATIVE FIGURES FOR 2003

As of 1 January 2004 Amer Group has, in line with its previously stated intention, applied International Financial Reporting Standards (IFRS) to its financial reporting.

Financial statements under IFRS for 2003, as attached, have been prepared in accordance with standards effective March 2004.

	2003 IFRS	2003 FAS
Net sales, EUR million	1,094.1	1,104.4
EBIT, EUR million	117.7	101.3
Net profit, EUR million	78.1	64.7
Earnings per share, EUR	3.35	2.77
Return on shareholders' equity (ROE), %	18.8	14.5
Return on capital employed (ROCE), %	21.0	16.9
Equity ratio, %	48.6	50.5
Gearing, %	33	31
Total assets, EUR million	872.1	912.7

The introduction of IFRS rules, compared with the previously used FAS (Finnish Accounting Standards) accounting policies, improve 2003's results, primarily due to the removal of annual goodwill amortization charges. Under IFRS, goodwill amortization charges are being replaced by goodwill impairment testing. One-off valuation adjustments at the time of transition weaken the equity ratio somewhat.

In order to continue to improve the information provided for investors, in conjunction with the transition to IFRS, a new format for the Group's Income Statement has been introduced. The previously used format, based on the classification of expenses by nature, has now been replaced by the classification of expenses by function.

Amer Group's interim results for the period January to March 2004 will be published on Wednesday, 28 April.

ENCLOSURE:
Amer Group's 2003 quarterly financial statements in accordance with International Financial Reporting Standards (IFRS)

AMER GROUP PLC
Communications

Päivi Antola
Communications Manager
Tel. +358 9 7257 8306, e-mail: firstname.lastname@amersports.com

For further information, please contact:
Mr Jari Melgin, Director, Treasury & IR, tel. +358 9 7257 8233

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP

Amer Group (www.amersports.com) is one of the world's leading sports equipment companies with internationally recognized brands including Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2003 the Company reported, under IFRS, earnings before interest and taxes of EUR 117.7 million on net sales of EUR 1,094.1 million. Earnings per share were EUR 3.35. At the end of 2003 the Company had 4,013 employees.

AMER GROUP'S 2003 QUARTERLY FINANCIAL STATEMENTS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

As of 1 January 2004 Amer Group has applied International Financial Reporting Standards (IFRS) to its financial reporting. The date of the transition was 1 January 2003.

The purpose of this review is to present any major impact of the transition to IFRS-standards on Amer Group's 2003 financial statements on a quarterly basis. The 2003 financial statements were originally reported in compliance with Finnish Accounting Standards (FAS). Amer Group's accounting policies under FAS are stated in the Group's Annual Report for 2003.

Financial statements under IFRS as attached have been prepared in accordance with standards effective March 2004 including a revised standard for business combinations (IFRS 3).

Furthermore, Amer Group will apply in its 2004 financial reporting the most recent versions of standards IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement), which were issued in December 2003. In

accordance to the exemption included in the transition rules for a first-time adopter of IFRS, comparative information from 2003 need not comply with IAS 32 and IAS 39. Therefore, for example, measurement of financial instruments and treatment of cash flow hedges are presented in 2003 comparative information under IFRS as they were reported in the interim and annual reports under FAS last year. Retrospective application of these standards would not have resulted in any material adjustments to 2003's financial statements under IFRS.

The discontinuation of the tobacco business will be reported in the March 2004 Interim Report in accordance with a new standard, IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), which was issued in March 2004.

Another new standard, IFRS 2 (Share-based Payment), was published in February 2004. Amer Group will apply this new standard as of 1 January 2005, when it becomes effective. Within the terms of Amer Group's current warrant schemes, the adoption of IFRS 2 is not expected to have any significant impact on the Group's results.

Amer Group's auditors, PricewaterhouseCoopers, have reviewed the transitional adjustments at the Group level as well as within the Group's major entities.

TRANSITION TO IFRS: MAJOR CHANGES TO ACCOUNTING POLICIES AND FINANCIAL STATEMENTS REPORTED IN 2003

Numbers below refer to differences in the Income Statement, Financial Ratios, Segment information and Balance Sheet as presented on the following pages.

1. FORMAT OF INCOME STATEMENT

In conjunction with the transition to IFRS a new format of the Group's Income Statement has been introduced. The previously used format based on the classification of expenses by nature has now been replaced by the classification of expenses by function.

Furthermore, reportable net sales have been redefined. Under FAS reporting net sales included sales of finished goods and license income, which are received from third party manufacturers when they manufacture and sell products manufactured under license from Amer Sports' own brands. In the new Income Statement format, licence income is excluded from net sales and is shown separately in its own line. Additionally, according to IAS 18 (Revenue) licence (royalty) income should be disclosed separately in the Annual Report.

Cost of goods sold includes all costs relating to the manufacturing and purchasing of finished goods such as; direct and indirect

labour, raw materials, production overheads and cost of products purchased from third party suppliers.

Other operating income includes gains on the sale of fixed assets, returns on real estate and a patent settlement in 2003.

In addition to expenses relating to technical development of new products, R&D expenses include royalty payments for the use of patents utilised in the manufacturing of goods. IAS 38 (Intangible Assets) requires entities to capitalise their product development expenses when certain criteria are met. Amer Group does not capitalise any product development expenses due to the relatively short life cycle of its products.

Selling and marketing expenses are made up of all expenses associated with selling, distribution, marketing and advertising of products. Examples of these include expenses related to distribution warehouses, customer service, marketing, sales personnel, advertising and athlete endorsements.

Administrative and other expenses are made up of all expenses not included in the categories listed above. These include Group Headquarters' expenses, general administration expenses, as well as minor one-off losses such as losses on asset disposals.

2. NET RESULT

All changes to the Group's net results for 2003 due to the transition to IFRS are shown in the quarterly reconciliation below.

EUR million	Q1 2003	Q1-Q2 2003	Q1-Q3 2003	Q1-Q4 2003
Net Result under FAS	9.1	14.3	52.9	64.7
IFRS adjustments:				
IAS 12 Income Taxes	-1.3	-2.6	-3.1	-3.0
IAS 19 Employee Benefits (pensions)	0.4	0.8	1.2	1.5
IAS 36 Impairment of Assets (golf production)	0.7	1.4	2.0	-1.6
IFRS 3 Business Combinations (cancellation of amortization)	4.2	8.2	12.4	16.5
Total	4.0	7.8	12.5	13.4
Net Result under IFRS	13.1	22.1	65.4	78.1

3. ROCE

ROCE (Return on capital employed) is calculated as a 12 month rolling average. In the calculation of ROCE under IFRS for the periods Q1-Q3/2003 the balance sheets and income statements before the transition date of 1 January 2003 have not been restated according to IFRS and they are based on the original FAS reporting. However, the full year ROCE for 2003 is fully IFRS compliant.

4. SEGMENT REPORTING

The primary segment reporting format used is business segments as already applied in the FAS reporting. Business segments are based on the Group's internal reporting and organization. They are: Racquet Sports, Golf, Team Sports, Winter Sports, Fitness Equipment and Sports Instruments. Amer Group's organization chart also includes Group Headquarters. The Tobacco Division is included up until 26 March 2004.

Under FAS reporting, goodwill generated from the acquisitions of business areas ("Group goodwill") was not allocated to business segments. In order to comply with the requirements included in IAS 14 (Segment reporting), Group goodwill has now been allocated to assets of the six global business segments as of the transition date of 1 January 2003. However, in ROCE calculations Group goodwill has not been allocated to operational capital employed by the business segments.

Geographical segments have now been redefined based on the organisational set-up of the Group's sales operations and the diverse operational risks within different geographical areas. The new geographical segments are:

- Americas (including Latin America)
- EMEA (Europe, Middle-East, Africa)
- Asia Pacific (including Japan and Australia)

Previous geographical segments under FAS reporting were; North-America, Finland, Rest of Europe, Asia Pacific, Japan and Other.

Goodwill is not allocated to the geographical segments.

5. GOODWILL, OTHER INTANGIBLE AND TANGIBLE LONG-TERM ASSETS

The major differences in accounting policies for goodwill, other intangible and tangible long-term assets between IFRS and FAS are included in two standards, IAS 36 (Impairment of Assets) and IFRS 3 (Business Combinations).

In accordance with IAS 36 the carrying amounts of assets are assessed on any indication of an impairment. If such an indication exists, a company should then estimate the recoverable amount of the asset. The recoverable amount is the higher of the asset's net

selling price or value in use. An impairment loss is recognised when the recoverable amount of an asset is less than its carrying amount.

At the date of transition of 1 January 2003 all goodwill, as well as intangible and tangible long-term assets of independent cash-generating units, were tested for possible impairments.

IMPAIRMENT TESTING OF GOODWILL AT THE DATE OF TRANSITION

Goodwill is allocated to business segments (see also Chapter 4 above). The recoverable amount of each segment's goodwill is calculated based on their discounted future cash flows. Future cash flows are based on the Amer Board's approved budgets and strategic plans for a period of the next three years. Forecasts for the following years are conservatively extrapolated based on the growth rate and profitability outlined in the approved plan. The discount rate is based on a long-term risk free market interest rate and a generally used standard risk premium.

As a result of the impairment tests, an impairment loss of EUR 19.1 million associated with Golf was recognised at the transition balance sheet of 1 January 2003.

Wilson Sporting Goods Co. and its subsidiaries were acquired in 1989. The goodwill generated at the time of the acquisition was not allocated to Wilson's three business segments of Racquet Sports, Golf and Team Sports. According to IAS 14 (Segment Reporting) goodwill should be allocated to segments as a minimum requirement. If the total goodwill of the three Wilson segments would have been tested as a whole at the date of transition, the recoverable amount of goodwill would have been considerably higher than its carrying amount and no impairment loss would have been recognised.

The carrying amount of goodwill in each business segment at the date of transition of 1 January 2003 is (EUR million):

Racquet Sports	73.3
Golf	-
Team Sports	48.8
Winter Sports	11.7
Fitness Equipment	140.4
Sports Instruments	29.1
Total	303.3

The recoverable amount of goodwill in each segment except for Golf was significantly higher than its carrying amount at 1 January 2003.

IMPAIRMENT TESTS FOR OTHER INTANGIBLE AND TANGIBLE LONG-TERM ASSETS

The recoverable amount of intangible and tangible long-term assets for each independent cash-generating unit is based on value-in-use

calculations. Discounted future cash flows in these calculations cover the following five years and, similarly to the goodwill impairment testing, they are based on the approved budgets and strategic plans. Estimated net cash flow to be received for the disposal of the asset at the end of its useful life is used as a residual value in the calculations. The discount rate is based on a long-term risk free market interest rate and a generally used standard risk premium.

As a result of the impairment tests an impairment loss of EUR 16.0 million associated to the Golf Division's production plants was recognised at the transition balance sheet of 1 January 2003. This improves the Golf Division's results under IFRS in 2003 by EUR 2.5 million due to lower depreciation. However, a further impairment loss of EUR 4.1 million also associated with the Golf Division's production plants is included in the Group's 2003 results under IFRS. Applying both FAS and local accounting principles in 2002 and 2003's annual closings didn't lead to impairments of the Golf Division's long-term assets.

Recoverable amounts of long-term assets for all other independent cash-generating units except for Golf were significantly higher than their carrying amounts.

REVISED STANDARD FOR BUSINESS COMBINATIONS (IFRS 3)

In accordance with the new standard, IFRS 3, goodwill and other intangible long-term assets with indefinite useful lives should not be amortised. Instead these assets should be tested annually for impairment according to IAS 36. Retrospective cancellation of goodwill and other intangible assets' amortisation improves 2003 EBIT under IFRS by EUR 16.5 million.

Additionally, in conjunction with the transition to IFRS, the intangible long-term asset recognised in the acquisition of Atomic Austria GmbH in 1994 has now been reclassified to goodwill (EUR 10.3 million at 1 January 2003).

6. LONG-TERM INVESTMENTS

INVESTMENTS IN OWN SHARES

According to Interpretation SIC-16 (Share Capital - Reacquired Own Equity Instruments (Treasury Shares)) investments in own shares are not allowed to be presented as balance sheet assets. This decreases the asset value of long-term investments by EUR 24.9 million in all periods reported in this review.

DEFERRED TAXES

In accordance with the latest version of IAS 1 (Presentation of Financial Statements) deferred tax assets (liabilities) should not be classified as short-term assets (liabilities). Short-term deferred tax assets (liabilities) under the FAS balance sheet have now been reclassified to long-term assets (liabilities).

In accordance with IAS 12 deferred taxes have now been recognised from all taxable IFRS-adjustments impacting shareholders' equity. The balance sheet at 1 January 2003 under IFRS now includes deferred tax assets of EUR 11.4 million due to transitional bookings (see also Chapters 8 and 9 below). The 2003 income statement under IFRS includes a higher deferred tax charge, by EUR 3.0 million, as compared to FAS.

AVAILABLE-FOR-SALE INVESTMENTS

According to IAS 39 subsequent measurement of available-for-sale investments are based on their fair values. In its 2004 financial reporting Amer Group is applying the most recent version of IAS 39. In accordance to the exemption included in the transition rules for a first-time adopter of IFRS, comparative information from 2003 need not comply with this standard. The balance sheet at the date of transition includes investments of EUR 4.1 million, which would have classified as available-for-sale investments if IAS 39 would have applied retrospectively. The fair value of these assets under IFRS was not significantly different than their carrying amount under FAS.

7. RECEIVABLES

The change in receivables between FAS and IFRS is mainly due to the reclassification of deferred tax assets from receivables to long-term assets as described in Chapter 6 above.

8. SHAREHOLDERS' EQUITY AND MINORITY INTEREST

Reconciliation between shareholders' equity under FAS and IFRS is included in the chart below.

EUR million	31 Dec 2002	31 Mar 2003	30 Jun 2003	30 Sep 2003	31 Dec 2003
Shareholders' Equity under FAS	470.2	439.9	439.4	474.6	469.9
IFRS adjustments:					
IAS 1 Presentation (Minority Interest)	3.2	3.2	3.3	3.4	3.0
IAS 12 Income Taxes	11.4	10.1	8.8	8.3	6.8
IAS 19 Employee Benefits	-17.6	-16.4	-15.7	-15.3	-15.9

(pensions)					
IAS 32 Financial Instruments (own shares)	-24.9	-24.9	-24.9	-24.9	-24.9
IAS 36 Impairment of Assets					
Goodwill (Golf Division)	-19.1	-18.4	-17.5	-17.2	-15.8
Tangible Long-term Assets (golf production)	-16.0	-14.7	-13.3	-12.4	-16.2
IFRS 3 Business Combinations (cancellation of amortization)		4.2	8.2	12.4	16.5
Total	-63.0	-56.9	-51.1	-45.7	-46.5
Shareholders' Equity under IFRS	407.2	383.0	388.3	428.9	423.4

9. OTHER LONG-TERM AND SHORT-TERM LIABILITIES

PENSION PLANS

The majority of different pension plans among Amer Group's legal entities are classified as defined contribution plans. Contributions under defined contribution plans are booked to the income statement in the period to which they relate. In terms of accounting policies there is no difference between IAS 19 (Employee Benefits) and FAS.

Under defined benefit plans pension costs are booked to the income statement, thus spreading the regular cost over the service time of employees by using the projected unit credit method. These calculations are prepared annually. The pension obligation is measured as the present value of the estimated future cash outflows by using interest rates of government securities or similar benchmarks. Actuarial gains and losses are accrued to the income statement over the expected average remaining service time of employees.

Amer Group has defined benefit plans in the USA and the UK. They have been converted to IFRS in accordance with the exemption included in IFRS 1 by charging all actuarial differences between previous local practices and IAS 19 to retained earnings. At the date of the transition to IFRS this adjustment totalled EUR 17.1 million in short-term liabilities. This transitional adjustment decreases pension cost by EUR 1.5 million in 2003 under IFRS.

The disability element of TEL (Finnish pension scheme) has no material impact on the Group's financial statements.

DEFERRED TAX LIABILITIES

The change in long-term liabilities between FAS and IFRS is mainly due to the reclassification of deferred tax liabilities from short-term to long-term liabilities as described in Chapter 6 above.

OTHER

In addition to changes described in Chapters 1-9 above, the transition to IFRS has resulted in some other minor reclassifications to the Group's balance sheet. However, these adjustments are not analysed further in this review.

Business combinations before the date of transition to IFRS at 1 January 2003 have been recognised as they were originally reported under FAS, which is in accordance with the exemption included in the transitional standard, IFRS 1. Acquisitions after 1 January 2003 have been recognised according to IFRS 3. However, this has not resulted in any adjustments to the balance sheet because the minor acquisitions included in the 2003 Annual Report under FAS were already recognised in compliance with IFRS 3 principles.

Amer Group has only a minor amount of finance leases in accordance with IAS 17. Accounting practices for these leases in USA have already met the requirements of IAS 17, thus no IFRS adjustments have been booked.

Additionally accounting policies for inventories under FAS meets the requirements of IAS 2 (Inventories), thus no IFRS adjustments have been booked.

IFRS Q1 2003 COMPARISON

EUR million

INCOME STATEMENT (1)

	IFRS Q1 2003	FAS Q1 2003	Diff.
NET SALES	281.2	283.9	-2.7
Cost of goods sold	-171.2	-171.9	0.7
GROSS PROFIT	110.0	112.0	-2.0
Licence income	2.7	0.0	2.7
Other operating income	2.9	2.9	0.0
R&D expenses	-7.5	-7.5	0.0
Selling and marketing expenses	-65.5	-65.5	0.0
Administrative and other expenses	-22.0	-22.4	0.4
Goodwill amortization	0.0	-4.2	4.2
EBIT	20.6	15.3	5.3
Financing income and expenses	-2.2	-2.2	0.0

PROFIT BEFORE TAXES AND MINORITY INTEREST	18.4	13.1	5.3
Taxes	-5.2	-3.9	-1.3
Minority interest	-0.1	-0.1	0.0
NET RESULT (2)	13.1	9.1	4.0
Earnings per share, EUR	0.56	0.39	0.17
Adjusted average number of shares in issue, million	23.2	23.2	0.0
Equity per share, EUR	16.47	17.80	-1.33
ROCE, % *) (3)	19.3	17.9	1.4
ROE, %	13.3	8.4	4.9
Average rates used:			
EUR 1.00 = USD	1.07	1.07	

*) 12 months rolling average

GEOGRAPHICAL BREAKDOWN OF NET SALES (4)

	IFRS Q1 2003	FAS Q1 2003	Diff.
Americas	168.3	170.3	-2.0
EMEA	88.7	89.0	-0.3
Asia Pacific	24.2	24.6	-0.4
Total	281.2	283.9	-2.7

NET SALES BY BUSINESS AREA (4)

	IFRS Q1 2003	FAS Q1 2003	Diff.
Racquet Sports	56.0	56.9	-0.9
Golf	41.8	42.6	-0.8
Team Sports	62.2	63.1	-0.9
Winter Sports	25.9	26.0	-0.1
Fitness Equipment	51.4	51.4	0.0
Sports Instruments	20.1	20.1	0.0
	257.4	260.1	-2.7
Tobacco	23.8	23.8	0.0
Net sales, total	281.2	283.9	-2.7

EBIT BY BUSINESS AREA (4)

	IFRS Q1 2003	FAS Q1 2003	Diff.
Racquet Sports	3.9	3.8	0.1
Golf	-1.2	-2.1	0.9
Team Sports	11.4	10.9	0.5
Winter Sports	-3.6	-3.6	0.0
Fitness Equipment	8.9	8.9	0.0

Sports Instruments	2.2	2.2	0.0
Headquarters	-2.5	-2.5	0.0
Group goodwill	0.0	-3.8	3.8
	19.1	13.8	5.3
Tobacco	1.5	1.5	0.0
Operating profit, total	20.6	15.3	5.3

CONSOLIDATED BALANCE SHEET

Assets	IFRS 31 March 2003	FAS 31 March 2003	Diff.
Goodwill (5)	296.0	300.2	-4.2
Other intangible fixed assets (5)	10.0	19.9	-9.9
Tangible fixed assets (5)	108.6	123.2	-14.6
Long-term investments (6)	42.6	48.8	-6.2
Inventories and work in progress	156.5	156.5	0.0
Receivables (7)	266.1	274.1	-8.0
Marketable securities	1.0	1.0	0.0
Cash and cash equivalents	27.6	27.6	0.0
Assets	908.4	951.3	-42.9
Shareholders' equity and liabilities			
Shareholders' equity (8)	383.0	439.9	-56.9
Minority interest (8)	0.0	3.2	-3.2
Long-term interest-bearing liabilities	65.3	65.3	0.0
Other long-term liabilities (9)	19.5	17.3	2.2
Short-term interest-bearing liabilities	164.8	164.8	0.0
Other short-term liabilities (9)	254.0	241.8	12.2
Provisions	21.8	19.0	2.8
Shareholders' equity and liabilities	908.4	951.3	-42.9
Equity ratio, %	42.2	45.1	-2.9
Gearing, %	53	48	5
EUR 1.00 = USD	1.09	1.09	

IFRS Q2 2003 COMPARISON

EUR million

INCOME STATEMENT (1)

	IFRS Q1-Q2 2003	FAS Q1-Q2 2003	Diff.	IFRS Q2 2003	FAS Q2 2003	Diff.
NET SALES	530.8	535.7	-4.9	249.6	251.8	-2.2

Cost of goods sold	-326.7	-328.1	1.4	-155.5	-156.2	0.7
GROSS PROFIT	204.1	207.6	-3.5	94.1	95.6	-1.5
Licence income	4.9	0.0	4.9	2.2	0.0	2.2
Other operating income	5.1	5.1	0.0	2.2	2.2	0.0
R&D expenses	-14.4	-14.4	0.0	-6.9	-6.9	0.0
Selling and marketing expenses	-122.5	-122.5	0.0	-57.0	-57.0	0.0
Administrative and other expenses	-42.0	-42.8	0.8	-20.0	-20.4	0.4
Goodwill amortization	0.0	-8.2	8.2	0.0	-4.0	4.0
EBIT	35.2	24.8	10.4	14.6	9.5	5.1
Financing income and expenses	-4.1	-4.1	0.0	-1.9	-1.9	0.0
PROFIT BEFORE TAXES AND MINORITY INTEREST	31.1	20.7	10.4	12.7	7.6	5.1
Taxes	-8.8	-6.2	-2.6	-3.6	-2.3	-1.3
Minority interest	-0.2	-0.2	0.0	-0.1	-0.1	0.0
NET RESULT (2)	22.1	14.3	7.8	9.0	5.2	3.8
Earnings per share, EUR	0.95	0.61	0.34	0.39	0.22	0.17
Adjusted average number of shares in issue, million	23.3	23.3	0.0	23.3	23.3	0.0
Equity per share, EUR	16.58	17.69	-1.11			
ROCE, % *) (3)	17.7	15.2	2.5			
ROE, %	11.1	6.6	4.5			
Average rates used: EUR 1.00 = USD	1.10	1.10				

*) 12 months rolling average

GEOGRAPHICAL BREAKDOWN OF NET SALES (4)

	IFRS Q1-Q2 2003	FAS Q1-Q2 2003	Diff.	IFRS Q2 2003	FAS Q2 2003	Diff.
Americas	313.8	317.4	-3.6	145.5	147.1	-1.6
EMEA	170.6	171.1	-0.5	81.9	82.1	-0.2
Asia Pacific	46.4	47.2	-0.8	22.2	22.6	-0.4
Total	530.8	535.7	-4.9	249.6	251.8	-2.2

NET SALES BY BUSINESS AREA (4)

	IFRS Q1-Q2 2003	FAS Q1-Q2 2003	Diff.	IFRS Q2 2003	FAS Q2 2003	Diff.
Racquet Sports	113.8	115.6	-1.8	57.8	58.7	-0.9
Golf	102.2	103.7	-1.5	60.4	61.1	-0.7
Team Sports	103.2	104.6	-1.4	41.0	41.5	-0.5
Winter Sports	33.0	33.2	-0.2	7.1	7.2	-0.1

Fitness Equipment	85.8	85.8	0.0	34.4	34.4	0.0
Sports Instruments	39.5	39.5	0.0	19.4	19.4	0.0
	477.5	482.4	-4.9	220.1	222.3	-2.2
Tobacco	53.3	53.3	0.0	29.5	29.5	0.0
Net sales, total	530.8	535.7	-4.9	249.6	251.8	-2.2

EBIT BY BUSINESS AREA (4)

	IFRS Q1-Q2 2003	FAS Q1-Q2 2003	Diff.	IFRS Q2 2003	FAS Q2 2003	Diff.
Racquet Sports	10.8	10.7	0.1	6.9	6.9	0.0
Golf	3.9	2.3	1.6	5.1	4.4	0.7
Team Sports	16.0	14.9	1.1	4.6	4.0	0.6
Winter Sports	-12.6	-12.6	0.0	-9.0	-9.0	0.0
Fitness Equipment	11.8	11.8	0.0	2.9	2.9	0.0
Sports Instruments	4.1	4.0	0.1	1.9	1.8	0.1
Headquarters	-3.5	-3.5	0.0	-1.0	-1.0	0.0
Group goodwill	0.0	-7.5	7.5	0.0	-3.7	3.7
	30.5	20.1	10.4	11.4	6.3	5.1
Tobacco	4.7	4.7	0.0	3.2	3.2	0.0
Operating profit, total	35.2	24.8	10.4	14.6	9.5	5.1

CONSOLIDATED BALANCE SHEET

Assets	IFRS 30 June 2003	FAS 30 June 2003	Diff.
Goodwill (5)	287.2	286.9	0.3
Other intangible fixed assets (5)	9.3	18.9	-9.6
Tangible fixed assets (5)	103.2	116.5	-13.3
Long-term investments (6)	42.6	48.8	-6.2
Inventories and work in progress	171.6	171.6	0.0
Receivables (7)	247.9	255.8	-7.9
Marketable securities	0.0	0.0	0.0
Cash and cash equivalents	23.1	23.1	0.0
Assets	884.9	921.6	-36.7
Shareholders' equity and liabilities			
Shareholders' equity (8)	388.3	439.4	-51.1
Minority interest (8)	0.0	3.3	-3.3
Long-term interest-bearing liabilities	63.4	63.4	0.0
Other long-term liabilities (9)	19.1	16.9	2.2
Short-term interest-bearing liabilities	153.4	153.4	0.0
Other short-term liabilities (9)	236.6	225.9	10.7
Provisions	24.1	19.3	4.8
Shareholders' equity and			

liabilities	884.9	921.6	-36.7
Equity ratio, %	43.9	46.6	-2.7
Gearing, %	50	46	4
EUR 1.00 = USD	1.14	1.14	

IFRS Q3 2003 COMPARISON

EUR million

INCOME STEMENT (1)

	IFRS Q1-Q3 2003	FAS Q1-Q3 2003	Diff.	IFRS Q3 2003	FAS Q3 2003	Diff.
NET SALES	828.7	836.8	-8.1	297.9	301.1	-3.2
Cost of goods sold	-505.2	-507.2	2.0	-178.5	-179.1	0.6
GROSS PROFIT	323.5	329.6	-6.1	119.4	122.0	-2.6
Licence income	8.1	0.0	8.1	3.2	0.0	3.2
Other operating income	26.9	26.9	0.0	21.8	21.8	0.0
R&D expenses	-21.5	-21.5	0.0	-7.1	-7.1	0.0
Selling and marketing expenses	-178.9	-178.9	0.0	-56.4	-56.4	0.0
Administrative and other expenses	-60.2	-61.4	1.2	-18.2	-18.6	0.4
Goodwill amortization	0.0	-12.4	12.4	0.0	-4.2	4.2
EBIT	97.9	82.3	15.6	62.7	57.5	5.2
Financing income and expenses	-6.3	-6.3	0.0	-2.2	-2.2	0.0
PROFIT BEFORE TAXES AND MINORITY INTEREST	91.6	76.0	15.6	60.5	55.3	5.2
Taxes	-25.9	-22.8	-3.1	-17.1	-16.6	-0.5
Minority interest	-0.3	-0.3	0.0	-0.1	-0.1	0.0
NET RESULT (2)	65.4	52.9	12.5	43.3	38.6	4.7
Earnings per share, EUR	2.81	2.27	0.54	1.86	1.66	
Adjusted average number of shares in issue, million	23.3	23.3	0.0	23.3	23.3	
Equity per share, EUR	18.31	19.19	-0.88			
ROCE, % *) (3)	21.4	17.7	3.7			
ROE, %	20.9	15.7	5.2			
Average rates used:						
EUR 1.00 = USD	1.11	1.11				

*) 12 months rolling average

GEOGRAPHICAL BREAKDOWN OF NET SALES (4)

	IFRS Q1-Q3 2003	FAS Q1-Q3 2003	Diff.	IFRS Q3 2003	FAS Q3 2003	Diff.
Americas	451.0	457.1	-6.1	137.2	139.7	-2.5
EMEA	296.9	297.7	-0.8	126.3	126.6	-0.3
Asia Pacific	80.8	82.0	-1.2	34.4	34.8	-0.4
Total	828.7	836.8	-8.1	297.9	301.1	-3.2

NET SALES BY BUSINESS AREA (4)

	IFRS Q1-Q3 2003	FAS Q1-Q3 2003	Diff.	IFRS Q3 2003	FAS Q3 2003	Diff.
Racquet Sports	170.4	173.1	-2.7	56.6	57.5	-0.9
Golf	133.7	135.9	-2.2	31.5	32.2	-0.7
Team Sports	141.1	143.2	-2.1	37.9	38.6	-0.7
Winter Sports	116.2	116.5	-0.3	83.2	83.3	-0.1
Fitness Equipment	127.8	128.6	-0.8	42.0	42.8	-0.8
Sports Instruments	55.9	55.9	0.0	16.4	16.4	0.0
	745.1	753.2	-8.1	267.6	270.8	-3.2
Tobacco	83.6	83.6	0.0	30.3	30.3	0.0
Net sales, total	828.7	836.8	-8.1	297.9	301.1	-3.2

EBIT BY BUSINESS AREA (4)

	IFRS Q1-Q3 2003	FAS Q1-Q3 2003	Diff.	IFRS Q3 2003	FAS Q3 2003	Diff.
Racquet Sports	18.7	18.5	0.2	7.9	7.8	0.1
Golf	-0.9	-3.3	2.4	-4.8	-5.6	0.8
Team Sports	19.1	17.5	1.6	3.1	2.6	0.5
Winter Sports	12.3	12.3	0.0	24.9	24.9	0.0
Fitness Equipment	19.3	19.3	0.0	7.5	7.5	0.0
Sports Instruments	6.1	5.9	0.2	2.0	1.9	0.1
Headquarters	-4.7	-4.7	0.0	-1.2	-1.2	0.0
Group goodwill	0.0	-11.2	11.2	0.0	-3.7	3.7
Patent settlement	20.5	20.5	0.0	20.5	20.5	0.0
	90.4	74.8	15.6	59.9	54.7	5.2
Tobacco	7.5	7.5	0.0	2.8	2.8	0.0
Operating profit, total	97.9	82.3	15.6	62.7	57.5	5.2

CONSOLIDATED BALANCE SHEET

Assets	IFRS 30 Sept 2003	FAS 30 Sept 2003	Diff.
Goodwill (5)	283.6	279.5	4.1
Other intangible fixed assets (5)	8.8	18.0	-9.2
Tangible fixed assets (5)	101.2	113.6	-12.4
Long-term investments (6)	42.9	49.0	-6.1
Inventories and work in progress	139.0	139.0	0.0

Receivables (7)	312.3	320.1	-7.8
Marketable securities	0.5	0.5	0.0
Cash and cash equivalents	23.3	23.3	0.0
Assets	911.6	943.0	-31.4
Shareholders' equity and liabilities			
Shareholders' equity (8)	428.9	474.6	-45.7
Minority interest (8)	0.0	3.4	-3.4
Long-term interest-bearing liabilities	60.1	60.1	0.0
Other long-term liabilities (9)	18.8	16.6	2.2
Short-term interest-bearing liabilities	117.5	117.5	0.0
Other short-term liabilities (9)	261.4	247.2	14.2
Provisions	24.9	23.6	1.3
Shareholders' equity and liabilities	911.6	943.0	-31.4
Equity ratio, %	47.0	49.3	-2.3
Gearing, %	36	34	2
EUR 1.00 = USD	1.17	1.17	

IFRS Q4 2003 COMPARISON

EUR million

INCOME STATEMENT (1)

	IFRS Q1-Q4 2003	FAS Q1-Q4 2003	Diff.	IFRS Q4 2003	FAS Q4 2003	Diff.
NET SALES	1,094.1	1,104.4	-10.3	265.4	267.6	-2.2
Cost of goods sold	-673.3	-671.7	-1.6	-168.1	-164.5	-3.6
GROSS PROFIT	420.8	432.7	-11.9	97.3	103.1	-5.8
Licence income	10.3	0.0	10.3	2.2	0.0	2.2
Other operating income	28.5	28.5	0.0	1.6	1.6	0.0
R&D expenses	-30.7	-30.7	0.0	-9.2	-9.2	0.0
Selling and marketing expenses	-231.2	231.2	0.0	-52.3	-52.3	0.0
Administrative and other expenses	-80.0	-81.5	1.5	-19.8	-20.1	0.3
Goodwill amortization	0.0	-16.5	16.5	0.0	-4.1	4.1
EBIT	117.7	101.3	16.4	19.8	19.0	0.8
Financing income and expenses	-8.2	-8.2	0.0	-1.9	-1.9	0.0
PROFIT BEFORE TAXES AND MINORITY INTEREST	109.5	93.1	16.4	17.9	17.1	0.8
Taxes	-31.0	-28.0	-3.0	-5.1	-5.2	0.1

Minority interest	-0.4	-0.4	0.0	-0.1	-0.1	0.0
NET RESULT (2)	78.1	64.7	13.4	12.7	11.8	0.9
Earnings per share, EUR	3.35	2.77	0.58	0.54	0.50	0.04
Adjusted average number of shares in issue, million	23.3	23.3	0.0	23.3	23.3	0.0
Equity per share, EUR	18.03	18.94	-0.91			
ROCE, % *) (3)	21.0	16.9	4.1			
ROE, %	18.8	14.5	4.3			
Average rates used:						
EUR 1.00 = USD	1.13	1.13				

*) 12 months rolling average

GEOGRAPHICAL BREAKDOWN OF NET SALES (4)

	IFRS Q1-Q4 2003	FAS Q1-Q4 2003	Diff.	IFRS Q4 2003	FAS Q4 2003	Diff.
Americas	573.2	581.1	-7.9	122.2	124.0	-1.8
EMEA	417.8	418.8	-1.0	120.9	121.1	-0.2
Asia Pacific	103.1	104.5	-1.4	22.3	22.5	-0.2
Total	1,094.1	1,104.4	-10.3	265.4	267.6	-2.2

NET SALES BY BUSINESS AREA (4)

	IFRS Q1-Q4 2003	FAS Q1-Q4 2003	Diff.	IFRS Q4 2003	FAS Q4 2003	Diff.
Racquet Sports	207.4	210.9	-3.5	37.0	37.8	-0.8
Golf	156.1	158.5	-2.4	22.4	22.6	-0.2
Team Sports	181.0	183.6	-2.6	39.9	40.4	-0.5
Winter Sports	188.2	188.5	-0.3	72.0	72.0	0.0
Fitness Equipment	175.5	177.0	-1.5	47.7	48.4	-0.7
Sports Instruments	76.6	76.6	0.0	20.7	20.7	0.0
	984.8	995.1	-10.3	239.7	241.9	-2.2
Tobacco	109.3	109.3	0.0	25.7	25.7	0.0
Net sales, total	1,094.1	1,104.4	-10.3	265.4	267.6	-2.2

EBIT BY BUSINESS AREA (4)

	IFRS Q1-Q4 2003	FAS Q1-Q4 2003	Diff.	IFRS Q4 2003	FAS Q4 2003	Diff.
Racquet Sports	20.6	20.4	0.2	1.9	1.9	0.0
Golf	-12.4	-11.4	-1.0	-11.5	-8.1	-3.4
Team Sports	23.3	21.1	2.2	4.2	3.6	0.6
Winter Sports	28.3	28.3	0.0	16.0	16.0	0.0
Fitness Equipment	26.8	26.8	0.0	7.5	7.5	0.0
Sports Instruments	7.7	7.5	0.2	1.6	1.6	0.0

Headquarters	-6.6	-6.6	0.0	-1.9	-1.9	0.0
Group goodwill	0.0	-14.8	14.8	0.0	-3.6	3.6
Patent settlement	20.5	20.5	0.0	0.0	0.0	0.0
	108.2	91.8	16.4	17.8	17.0	0.8
Tobacco	9.5	9.5	0.0	2.0	2.0	0.0
Operating profit, total	117.7	101.3	16.4	19.8	19.0	0.8

CONSOLIDATED BALANCE SHEET

Assets	IFRS 31 Dec 2003	FAS 31 Dec 2003	Diff.
Goodwill (5)	275.1	266.7	8.4
Other intangible fixed assets (5)	10.4	19.2	-8.8
Tangible fixed assets (5)	93.5	110.1	-16.6
Long-term investments (6)	35.5	43.2	-7.7
Inventories and work in progress	136.9	136.9	0.0
Receivables (7)	293.6	309.5	-15.9
Marketable securities	1.0	1.0	0.0
Cash and cash equivalents	26.1	26.1	0.0
Assets	872.1	912.7	-40.6
Shareholders' equity and liabilities			
Shareholders' equity (8)	423.4	469.9	-46.5
Minority interest (8)	0.0	3.0	-3.0
Long-term interest-bearing liabilities	32.2	32.2	0.0
Other long-term liabilities (9)	25.3	22.1	3.2
Short-term interest-bearing liabilities	135.5	135.5	0.0
Other short-term liabilities (9)	227.7	220.5	7.2
Provisions	28.0	29.5	-1.5
Shareholders' equity and liabilities	872.1	912.7	-40.6
Equity ratio, %	48.6	50.5	-1.9
Gearing, %	33	31	2
EUR 1.00 = USD	1.26	1.26	

Amer Group Plc

STOCK EXCHANGE RELEASE 1(8)
March 17, 2004 at 3.30 pm

AMER GROUP PLC: RESULT OF AGM

At Amer Group Plc's Annual General Meeting held earlier today, the following resolutions were approved:

The Annual General Meeting approved the profit and loss account and the balance sheet, as well as the consolidated profit and loss account and the consolidated balance sheet of Amer Group Plc. The AGM granted the members of the Board of Directors and the Company's President discharge from liability for the financial year 2003.

The AGM resolved to distribute a dividend of EUR 1.40 per share in respect of the 2003 financial year. The record date is 22 March 2004, and the dividend will be paid on 29 March 2004.

The AGM adopted the Board's proposal to amend paragraph 3 in Article 6 of the Company's Articles of Association as follows:

"A member's term will expire at the end of the next Annual General Meeting following the member's election. Persons of over 66 years of age at the time of election may not be elected to be members of the Board of Directors.

The Board of Directors elects a Chairman and a Vice Chairman of the Board."

After the AGM had approved the Board's proposal to amend paragraph 3 in Article 6, the following Board members resigned their positions: Felix Björklund, Ilkka Brotherus, Tuomo Lähdesmäki and Timo Maasilta. Of the other Board members, Pekka Kainulainen's and Roger Talermo's terms of office expired after the Annual General Meeting.

The number of members of the Board of Directors was resolved to be seven (7). Felix Björklund, Ilkka Brotherus, Pekka Kainulainen, Tuomo Lähdesmäki, Timo Maasilta and Roger Talermo were re-elected to continue in office and Anssi Vanjoki was elected as a new member until the end of the following AGM. In its first meeting immediately following the Annual Meeting, the Board of Directors elected Pekka Kainulainen as Chairman and Ilkka Brotherus as Vice Chairman. Pekka Kainulainen (Chairman of the Committee), Ilkka Brotherus and Felix Björklund were elected as members of the Remuneration Committee. Felix Björklund (Chairman of the Committee), Pekka Kainulainen and Timo Maasilta were elected as members of the Nomination Committee.

PricewaterhouseCoopers Oy, Authorised Public Accountants, were elected Auditors to the Company. The auditor in charge of the audit is Mr Göran Lindell, Authorised Public Accountant.

REMUNERATION OF MEMBERS OF THE BOARD OF DIRECTORS

The annual remuneration paid to the members of the Board was approved as follows: Chairman EUR 50,000, Vice Chairman EUR 40,000 and other members EUR 30,000. 40% of the annual remuneration is being paid in the form of the Company's shares and 60% in cash. A member of the Board is not allowed to sell or transfer any of these shares to any third party during the term of their respective Board membership. However, this limitation is only valid for five years after the acquisition of the shares at the most. The President of the Company does not receive any additional remuneration in respect of his Board membership.

CANCELLATION OF OWN SHARES

The AGM adopted the Board's proposal that the registered share capital of Amer Group be decreased by EUR 3,873,200 by canceling without payment those 968,300 of its own shares the Company currently holds. The accounted counter-value of one share is four (4) euros. After the cancellation, the Company's paid up and registered share capital will amount to EUR 94,305,280 and the number of shares in issue is 23,576,320.

Restricted shareholders' equity will not decrease due to the cancellation because the accounted counter-value of the shares will be transferred from the Company's share capital to the share premium fund.

The cancellation will not have any impact on the breakdown of shareholdings and votes in the Company because the shares to be cancelled are owned by the Company.

A NEW WARRANT SCHEME

The AGM adopted the Board's proposal that a new warrant scheme be issued to Amer Group Plc's key personnel.

The proposed number of warrants to be issued will be 550,000 with entitlement to subscribe for a maximum of 550,000 Amer Group shares. Of these warrants, 150,000 will be offered in 2004 for subscription to the Group's key personnel and 400,000 will be offered for subscription to Amera Oy, a company belonging to the same group of Amer companies, in order that the warrants may, at a later date, be offered to the key persons determined by Amer Group's Board of Directors, provided that the financial targets set by the Board of Directors for the Company's growth and profitability are reached. The warrants shall be subscribed for from 10 April to 30 June 2004.

The share subscription price will be EUR 40.60 which is the trade volume weighted average quotation of Amer Group Plc shares on the Helsinki Exchanges during the period 2 January - 14 February 2004 with

an addition of ten per cent. The share subscription period commences on 1 January 2007 and ends on 31 December 2009.

CHANGES TO THE 2002 AND 2003 WARRANT SCHEMES

The AGM also resolved that the terms of the 2002 warrant scheme be amended so that the total number of warrants be limited to 519,100 rather than 572,500 and that the 53,400 undistributed warrants still held by Amera Oy be cancelled.

Also, the AGM decided that the terms of the 2003 warrant scheme be amended so that the total number of warrants be limited to 159,999 rather than 550,000 and that the 390,001 undistributed warrants still held by Amera Oy be cancelled.

As a result of these amendments, the Company's share capital may increase due to share subscriptions based on exercising the 2002 warrants by EUR 2,076,400 and the number of shares in issue may increase by up to 519,100. As a result of share subscriptions based on exercising the 2003 warrants, the Company's share capital may increase by EUR 639,996 and the number of shares in issue may increase by up to 159,999. In all other respects the terms and conditions of the 2002 and 2003 warrant schemes remain unchanged.

AMER GROUP PLC
Communications

Päivi Antola
Communications Manager
Tel. +358 9 7257 8306, e-mail: firstname.lastname@amersports.com

For further information, please contact:

Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

ENCLOSURE
Terms and conditions of Amer Group Plc's warrant scheme 2004

TERMS AND CONDITIONS OF AMER GROUP PLC'S WARRANT SCHEME 2004

I TERMS AND CONDITIONS FOR ISSUE OF WARRANTS

1. Number of warrants

Amer Group Plc (the "Company") will issue not more than a total of 550,000 warrants entitling their holders to subscribe for a maximum of 550,000 shares in the Company.

2. Allocation of warrants

Deviating from the shareholders' pre-emptive rights to subscription, 150,000 warrants are offered for subscription to the Amer group's key personnel. The Company's Board of Directors will decide on the allocation of warrants to the group's key personnel.

The remaining 400,000 warrants are offered for subscription to Amera Oy, a company belonging to the same group of companies as the Company. Of the warrants subscribed for by Amera Oy a total of 300,000 will be used as incentive for key personnel of the group and a total of 100,000 warrants will be used as incentive for key persons in connection with possible future acquisitions and other M&A transactions.

Amera Oy is not entitled to transfer warrants otherwise than to key personnel as determined by the Board of Directors.

This deviation from the shareholders' pre-emptive right to subscription is due to the fact that the warrant scheme is a part of Amer group's incentive scheme, and thus, from the Company's point of view, there is a weighty financial reason for the deviation.

3. Subscription period

The warrants shall be subscribed for from 10 April 2004 to 30 June 2004. Persons with the right to subscription will be notified of their right.

4. Subscription price

The warrants will be issued without consideration.

5. Secondary subscription period

Deviating from the shareholders' pre-emptive rights, the Board of Directors will determine the basis on which those warrants that have not been subscribed for during the subscription period will be subscribed for.

6. Prohibition of transfer of warrants, warrant certificates and incorporation into book-entry system

Prior to the commencement of the subscription period, warrants may not be transferred to any third party or pledged without the prior written consent of the Company's Board of Directors. Warrants may be transferred to a third party after the share subscription period has commenced. No warrant certificates shall be given for the warrants.

The warrants will be transferred into the book-entry system prior to the commencement of the share subscription period. The restrictions set out in Sections 6 and 7 of these terms and conditions will be registered in the book-entry system so that they are applicable to all warrants. The Company shall have the right to execute the registrations pursuant to these terms and conditions without the consent of the warrant holders.

7. Ceasing of employment or service relationship

Should the employment or service relationship in the Amer group of the respective warrant holder cease subsequent to the subscription for warrants but prior to the share subscription period for reasons other than retirement for pension, permanent disability to work or death, the warrants of such warrant holder shall, without consideration and any further measures, transfer to Amera Oy at the time of cessation of the respective employment or service relationship. Amera Oy shall have the right to transfer such option rights pursuant to these terms and conditions. The Company shall have the right to get the transfer to Amera Oy registered in the book-entry system without the consent of the warrant holders in order to ensure the execution of this Section 7.

II TERMS AND CONDITIONS OF SHARE SUBSCRIPTION

8. Maximum increase of the share capital

Each warrant shall entitle its holder to subscribe for one (1) share in the Company, each with an accounted counter value of four (4) Euros. As a result of the share subscriptions, the share capital of the Company may be increased by a maximum of 550,000 shares corresponding to 2,200,000 Euros.

Amera Oy shall have no right to subscribe for shares.

9. Share subscription price

The subscription price shall be the trade volume weighted average quotation of the share of Amer Group Plc on the Helsinki Exchanges between 2 January and 14 February 2004 with an addition of ten (10) per cent, however, not less than the accounted counter value of the share.

10. Subscription and payment of shares

The share subscription period commences on 1 January 2007 and ends on 31 December 2009. With the exception of the 100,000 warrants to be used in connection with acquisitions and other M&A transactions referred to in section 2 above, the warrants that are in the possession of Amera Oy on 31 December 2005 and that have not been transferred to key personnel in the service of the group determined by the Board of Directors of Amer Group Plc before this date shall not entitle to subscription for shares and they shall be automatically become null and void. The Board of Directors of the Company shall notify the annulment of the warrants for registration.

The place of the share subscription shall be the Head Office of the Company, or another location to be announced at a later date. The shares shall be paid for at the time of subscription.

11. Registration of shares

Subscribed and wholly paid shares will be registered in the subscriber's book-entry account.

The Company will approve the subscriptions in its Board meetings that convene regularly. The Company will enter any increase of the share capital, based on the approved subscriptions, for registration in the Trade Register and arrange for the new shares to be traded on Helsinki Exchanges.

The Company's Board of Directors shall not, however, have the obligation to approve any subscription that is made subsequent to the end of an accounting period but prior to the annual general shareholders' meeting.

12. Shareholders' rights

New shares will qualify first for a dividend payment for the financial year during which the subscription takes place. Other rights will commence on the date when the increase in the share capital corresponding to the subscription for shares is entered into the Trade Register.

13. Share issues, convertible bonds, bonds with warrants and warrants prior to the subscription

13.1 Bonus issue

Should the Company increase its share capital through a bonus issue by issuing new shares, the subscription price and the number of shares to be subscribed for based on a warrant shall be amended using the following formulas:

New subscription price = subscription price prior to bonus issue multiplied by the number of shares prior to bonus issue, then divided by number of shares subsequent to bonus issue.

Number of shares to be subscribed for based on all option rights = number of shares prior to bonus issue multiplied by the number of shares subsequent to bonus issue, then divided by the number of shares prior to bonus issue.

Should the new number of shares to be subscribed for based on subscriber's all warrants not be a round figure, the fraction will be taken into consideration by lowering the subscription price.

13.2 New issue, issuing of convertible bonds and warrants

Should the Company, prior to the subscription for shares, increase its share capital through a new issue or an issue of convertible bonds or bonds with warrants or warrants by granting to its shareholders the first right to subscribe, the holders of warrants will have the same or equal rights as shareholders. Equality between shareholders will be addressed by the Company's Board of Directors through an amendment of the number of shares to be subscribed for, the subscription price, or both.

Should the new number of shares to be subscribed for based on subscriber's all warrants not be a round figure, the fraction will be taken into consideration by lowering the subscription price.

14. Rights of warrant holders in certain situations

Should the Company, prior to the subscription for shares, lower its share capital, the right to subscription of the holders of warrants shall be amended accordingly in a manner specified by the Company in its decision to lower the share capital. If such lowering of the share capital is considered to have no financial effects on the warrant holder, the lowering shall not influence the conditions for the subscription.

Should the Company be placed in liquidation, the terms and conditions of the subscription will remain unchanged.

Should the Company elect to merge with another company as a merging company, or merge with a new company via a combination merger, or to de-merge into two or more companies, the warrant holders will be given the right to subscribe for shares during a period set forth by the Board of Directors prior to such the merger or de-merger. No right to subscription will exist after the above period. In the situation referred to above, the warrant holders shall not have the right to claim that the Company redeems the option rights from them

for market value. If the Company is the receiving company in the merger, the terms of the subscription will remain unchanged.

The Company's decision to acquire its own shares shall not have any effect on the warrant holders.

Should a redemption situation arise, as referred to in Chapter 14, Section 19 of the Companies Act, Chapter 6, Section 6 of the Securities Markets Act or Section 13 of the Articles of Association of the Company, the warrant holders will be reserved an opportunity to use their right of subscription during the time period set by the Board of Directors before the redemption. No right to subscription will exist after this period.

Should the accounted counter value of the shares be amended so that the share capital remains unchanged, the terms and conditions of the subscription shall be amended so that the total accounted counter value of shares to be subscribed and the total subscription price remain unchanged. The provisions of section 13 shall be taken into account in any such amendment.

Should the Company's form change from a public limited liability company to a private limited liability company, the terms and conditions of the subscription will remain unchanged.

15. Dispute resolution

The Finnish law shall govern these terms and conditions. Any dispute arising out of these option rights will be settled by one (1) arbitrator in accordance with the Rules of Arbitration of the Finnish Central Chamber of Commerce.

16. Other issues

The Board of Directors of the Company shall decide on other matters relating to the subscription of warrants and shares, such matters including changes in conditions and specifications, which are not to be considered as of significant nature.

Any benefit derived from the warrants will not be accrued to a pension.

Any notices relating to this warrant program may be sent by mail or e-mail.

The documentation for the warrants will be available for inspection at the Company's Head Office in Helsinki.

These terms and conditions have been drawn up in the Finnish and English language. In the event of inconsistency, the Finnish version shall prevail.

Amer Group Plc STOCK EXCHANGE RELEASE 1(5)
February 25, 2004 at 12.30

AMER GROUP PLC: SUMMONS TO THE COMPANY'S ANNUAL GENERAL MEETING

Shareholders of Amer Group Plc are hereby summoned to the Company's Annual General Meeting to be held at 1 p.m. on Wednesday 17 March 2004 at its headquarters at Mäkelänkatu 91, Helsinki, Finland.

The following matters will be dealt with at the meeting:

1. Matters pertaining to the Annual General Meeting as stated in Article 10 of the Company's Articles of Association

2. The Board's Proposal to amend the Company's Articles of Association

The Board of Directors proposes that paragraph 3 in Article 6 of the Company's Articles of Association be amended as follows:

"A member's term will expire at the end of the next Annual General Meeting following the member's election. Persons of over 66 years of age at the time of election may not be elected to be members of the Board of Directors.

The Board of Directors elects a Chairman and a Vice Chairman of the Board."

3. A proposal by the Board of Directors to reduce the Company's share capital

The Board of Directors proposes that the Company's share capital be reduced by EUR 3,873,200 by cancelling without payment 968,300 own shares held by the Company. The accounted counter-value of one share is EUR 4. The Company's share capital after the reduction will amount to EUR 94,305,280 and the total number of shares in issue will be 23,576,320.

The Company's restricted shareholders' equity will not be reduced as a consequence of the decrease in share capital because the accounted counter-value of the cancelled shares will be transferred from its share capital to the share premium account.

The decrease in share capital will not have any impact on the breakdown of shareholdings and votes in the Company because the shares to be cancelled are owned by the Company.

4. A proposal by the Board of Directors to issue warrants

The Board of Directors proposes that, shareholders' pre-emptive rights to subscription notwithstanding, warrants be offered to Amer

Group's key personnel and to Amer Group Plc's wholly owned subsidiary, Amera Oy. It is proposed that shareholders' pre-emptive rights to subscription be set aside, since the warrants form a part of the incentive programme for key personnel and a significant financial reason for this exception, in the Company's opinion, thus exists.

It is proposed that the issue comprises 550,000 warrants, each of which may be exercised to subscribe for one Amer Group Plc share, each with an accounted counter-value of EUR 4. Amera Oy does not have the right to subscribe for shares by exercising the warrants. As a result of share subscriptions, the share capital of the Company may increase by a maximum of EUR 2,200,000. New shares subscribed to by an exercise of the warrants will represent a maximum of 2.2 per cent of the Company's shares and voting rights.

The warrants will be issued without consideration being payable. The Board of Directors of the Company will decide on the number of warrants to be issued to each key person. In 2004 a total of 150,000 warrants will be offered for subscription directly to key persons in order to incentivise them. Some of those entitled to warrants belong to the inner circle of the Company. The inner circle members who are entitled to subscribe for warrants currently hold less than 1 per cent of the Company's shares and voting rights.

A total of 400,000 warrants will be offered for subscription to Amera Oy, a company owned by Amer Group Plc, in order that these warrants may, at a later date, be offered to key persons specified by Amer Group Plc's Board of Directors, provided that the financial targets set by the Board of Directors for the Company's growth and profitability are reached. If both targets are fully reached, a maximum of 300,000 warrants will be transferred to these key personnel. If the minimum level of neither of the targets is reached, no warrants will be transferred to these key personnel. With the exception of the total of 100,000 warrants potentially to be used for M&A transactions, such warrants that are in the possession of Amera Oy on 31 December 2005 and that have not been transferred to key personnel in the service of the Amer Group, as determined by the Board of Directors before then, will not bear a subscription entitlement and will automatically be cancelled.

The subscription price of the new shares shall be the trade volume weighted average quotation of Amer Group Plc shares on the Helsinki Exchanges during the period 2 January - 14 February 2004 with an addition of ten (10) per cent. The share subscription period with respect to all of the warrants will commence on 1 January 2007 and end on 31 December 2009.

Prior to the commencement of the share subscription period, warrants may not be transferred to any third party or pledged without the [illegible] Board of Directors. Should a warrant-

holder's employment or service with Amer Group cease prior to the commencement of the share subscription period for reasons defined in more detail in the terms and conditions of the issue, the warrants held by that person shall be transferred to Amera Oy without further action. Amera Oy has the right to reassign such warrants in accordance with the terms and conditions of the warrant scheme.

5. A proposal by the Board of Directors to amend the terms and conditions of the 2002 and 2003 warrants schemes

Amer Group Plc's Board of Directors proposes to the Annual General Meeting that the terms of the 2002 warrant scheme be amended so that the total number of warrants be limited to 519,100 rather than 572,500 and that the 53,400 undistributed warrants still held by Amera Oy be cancelled.

Also, the Board of Directors proposes that the terms of the 2003 warrant scheme be amended so that the total number of warrants be limited to 159,999 rather than 550,000 and that the 390,001 undistributed warrants still held by Amera Oy be cancelled.

As a result of these amendments, the Company's share capital may increase due to share subscriptions based on exercising the 2002 warrants by EUR 2,076,400 and the number of shares in issue may increase by up to 519,100. As a result of share subscriptions based on exercising the 2003 warrants, the Company's share capital may increase by EUR 639,996 and the number of shares in issue may increase by up to 159,999.

In all other respects the terms and conditions of the 2002 and 2003 warrant schemes will remain unchanged.

BOARD COMPOSITION

Of the Board members, Pekka Kainulainen's and Roger Talermo's terms of office will expire after the Annual General Meeting.

In addition, if the Annual General Meeting accepts the Board's proposal to amend the Company's Articles of Association referred to above, Felix Björklund, Ilkka Brotherus, Tuomo Lähdesmäki and Timo Maasilta will resign their positions.

The Nomination Committee of the Board proposes that the number of Board members is confirmed to be seven (7) and that the present members of the Board of Directors, Felix Björklund, Ilkka Brotherus, Pekka Kainulainen, Tuomo Lähdesmäki, Timo Maasilta and Roger Talermo, be re-elected to continue in office and that Anssi Vanjoki be elected as a new member until the end of the following AGM, if the amendment of the Articles of Association is accepted.

According to Article 10 of the Articles of Association, the Annual General Meeting elects an Auditor that shall be a firm of Certified Public Accountants approved by the Central Chamber of Commerce, for a term of one financial year. The Board of Directors proposes to the AGM that Authorised Public Accountants PricewaterhouseCoopers Oy be elected to act as an auditor of the Company. The Board proposes that the auditor in charge of the audit is Mr Göran Lindell, Authorised Public Accountant.

DOCUMENTS FOR THE AGM

Copies of the annual accounts as well as the Board of Directors' proposals and appendices thereto will be available for inspection by shareholders on 10 March 2004 at Amer Group's headquarters. Copies of these documents will be sent to shareholders on request.

RIGHT OF ATTENDANCE

Shareholders who are registered on the list of the Company's shareholders maintained by the Finnish Central Securities Depository Ltd on 5 March 2004 are entitled to attend the Annual General Meeting.

NOTICE OF ATTENDANCE

Shareholders wishing to attend the meeting must inform the company of their intention not later than 4 p.m. on 15 March 2004 either by writing to Amer Group Plc, Share Register, P.O. Box 130, FI-00601 Helsinki, or by telephoning (+358 9 7257 8261/Ms Mirja Vatanen) or by e-mail to mirja.vatanen@amersports.com. Notifications must be received before the end of the notification period. Proxies should be submitted in connection with the notifications of attendance.

DIVIDEND PAYMENT

The Board of Directors proposes that a dividend of EUR 1.40 per share be paid for the financial year ended 31 December 2003. The dividend will be paid to shareholders who are registered on the list of shareholders maintained by the Finnish Central Securities Depository Ltd as of 22 March 2004, which is the record date for the dividend payment. The Board proposes that the dividend be paid on 29 March 2004.

Helsinki, 25 February 2004

AMER GROUP PLC

Board of Directors

AMER GROUP PLC
Communications

Päivi Antola, Communications Manager
Tel. +358 9 7257 8306, e-mail: firstname.lastname@amersports.com
www.amersports.com

DISTRIBUTION:
Hex Helsinki Exchanges
Major media

Amer Group Plc

STOCK EXCHANGE ANNOUNCEMENT 1(1)
February 13, 2004 at 12.45

Amer Group: Exercise of 1998 warrants

A total of 52,650 Amer Group Plc shares have been subscribed for as a result of an exercise of its 1998 A/B/C warrants. The corresponding increase in the Company's share capital amounting to EUR 210,600 was registered on 13 February 2004. As a result of this increase, Amer Group Plc's share capital now totals EUR 98,178,480 and the total number of shares in issue is 24,544,620.

As these shares were subscribed for and paid up in 2003, they are consequently entitled to dividends for the 2003 financial year. Other shareholder rights commence from the registration date. The new shares will be listed on the Helsinki Exchanges on 16 February 2004 and will also be listed on the London Stock Exchange.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager

For further information, please contact:

Mr Jari Melgin, Corporate Treasurer, tel. +358 9 7257 8233

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP

Amer Group (www.amersports.com) is one of the world's leading sports equipment companies with internationally recognized brands including Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2003 the Company made an operating profit of EUR 101.3 million on net sales of EUR 1,104.4 million. Earnings per share were EUR 2.77. At the end of 2003 the Company had 4,013 employees.

Amer Group Plc STOCK EXCHANGE RELEASE 1(8)
February 5, 2004 at 2.45 pm

AMER GROUP'S BOARD OF DIRECTORS' PROPOSALS TO THE ANNUAL GENERAL MEETING

Amer Group Plc's Board of Directors have decided to propose to the Annual General Meeting to be held on 17 March 2004 a change to the 2002 and 2003 warrant schemes and a new warrant scheme for the Group's key personnel.

CHANGES TO THE 2002 AND 2003 WARRANT SCHEMES

Amer Group Plc's Board of Directors will propose to the Annual General Meeting that the maximum amount of warrants be limited to 519,100. The 53,400 warrants now proposed to be cancelled have been returned to Amera Oy, in accordance with the terms and conditions of the warrants, due to the termination of certain employment relationships of key personnel.

The Board of Directors also proposes that the maximum amount of 2003 warrants be reduced to 159,999 and that those 390,001 warrants held by Amer Oy be cancelled. Of these 390,001 warrants, a total of 6,667 warrants have been returned to Amera Oy, in accordance with the terms and conditions of the warrants, due to the termination of certain employment relationships of key personnel. In addition, the Board of Directors has decided not to offer a total of 383,334 warrants under the 2003 warrant scheme, because the group did not fully reach its financial targets for 2003.

Due to the proposed changes, the Company's share capital may increase with respect to the 2002 warrant scheme, as the result of share subscriptions, by a maximum of EUR 2,076,400 instead of EUR 2,290,000 and the number of shares may increase by 519,000 new shares instead of 572,500 new shares. As a result of share subscriptions pursuant to the 2003 warrant scheme, the Company's share capital may increase by a maximum of EUR 639,996 instead of EUR 2,200,000 and the number of shares may increase by 159,999 new shares instead of 550,000 new shares.

In other respects the terms and conditions of the warrant schemes remain unchanged.

THE 2004 WARRANT SCHEME

Amer Group Plc's Board of Directors will propose to the AGM that a new warrant scheme be issued to the group's key personnel.

The proposed number of warrants to be issued will be 550,000 with entitlement to subscribe for a maximum of 550,000 shares. A total of 150,000 warrants are offered for subscription, in variation from

shareholders' pre-emptive right to subscription, directly to Amer Group's key personnel, in accordance with the decision of the Board of Directors. The remaining 400,000 warrants are offered for subscription to Amera Oy, a company that belongs to the same group of companies as the Group. Of the warrants subscribed for by Amera Oy a total of 300,000 will be used as incentive for key personnel of Amer Group and a total of 100,000 warrants will be used as incentive for key personnel in connection with possible future acquisitions and other M&A transactions.

The Board of Directors of Amer Group Plc will decide on the number of warrants to be offered to each key person. As is the case with the 2002 and 2003 warrant schemes, the offering of warrants in accordance with the 2004 warrant scheme is also tied to the realization of two targets that have been determined in advance, namely the increase in sales and profitability. In 2004 a total of 150,000 warrants will be offered for subscription directly to key persons in order to tie them to the Group. A total of 400,000 warrants is simultaneously being offered to Amera Oy. Amera Oy will subsequently transfer warrants to key persons in accordance with the decision of the Group's Board of Directors, provided that the financial targets set by the Board of Directors are reached. If both targets are fully reached, a maximum of 300,000 warrants will be transferred to the key personnel. If the minimum level of neither of the targets is reached, no warrants will be transferred to the key personnel. With the exception of the total of 100,000 warrants to be used for M&A transactions, such warrants that are in the possession of Amera Oy on 31 December 2005 and that have not been transferred to key personnel in the service of the Amer group as determined by the Board of Directors before this time, do not entitle to subscription for shares and are automatically cancelled.

The warrants shall be subscribed for between 10 April 2004 and 30 June 2004.

The share subscription period commences on 1 January 2007 and ends on 31 December 2009. The share subscription price will be the trade volume weighted average quotation of Amer Group Plc shares on the Helsinki Exchanges during the period 2 January - 14 February 2004 with an addition of ten per cent, however, not less than the accounted counter value of the share.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager

For further information, please contact:
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

DISTRIBUTION
Hex Helsinki Exchanges
Major media

ENCLOSURE
Terms and conditions of Amer Group Plc's warrant scheme 2004

TERMS AND CONDITIONS OF AMER GROUP PLC'S WARRANT SCHEME 2004

I TERMS AND CONDITIONS FOR ISSUE OF WARRANTS

1. Number of warrants

Amer Group Plc (the "Company") will issue not more than a total of 550,000 warrants entitling their holders to subscribe for a maximum of 550,000 shares in the Company.

2. Allocation of warrants

Deviating from the shareholders' pre-emptive rights to subscription, 150,000 warrants are offered for subscription to the Amer group's key personnel. The Company's Board of Directors will decide on the allocation of warrants to the group's key personnel.

The remaining 400,000 warrants are offered for subscription to Amera Oy, a company belonging to the same group of companies as the Company. Of the warrants subscribed for by Amera Oy a total of 300,000 will be used as incentive for key personnel of the group and a total of 100,000 warrants will be used as incentive for key persons in connection with possible future acquisitions and other M&A transactions.

Amera Oy is not entitled to transfer warrants otherwise than to key personnel as determined by the Board of Directors.

This deviation from the shareholders' pre-emptive right to subscription is due to the fact that the warrant scheme is a part of Amer group's incentive scheme, and thus, from the Company's point of view, there is a weighty financial reason for the deviation.

3. Subscription period

The warrants shall be subscribed for from 10 April 2004 to 30 June 2004. Persons with the right to subscription will be notified of their right.

4. Subscription price

The warrants will be issued without consideration.

5. Secondary subscription period

Deviating from the shareholders' pre-emptive rights, the Board of Directors will determine the basis on which those warrants that have not been subscribed for during the subscription period will be subscribed for.

6. Prohibition of transfer of warrants, warrant certificates and incorporation into book-entry system

Prior to the commencement of the subscription period, warrants may not be transferred to any third party or pledged without the prior written consent of the Company's Board of Directors. Warrants may be transferred to a third party after the share subscription period has commenced. No warrant certificates shall be given for the warrants.

The warrants will be transferred into the book-entry system prior to the commencement of the share subscription period. The restrictions set out in Sections 6 and 7 of these terms and conditions will be registered in the book-entry system so that they are applicable to all warrants. The Company shall have the right to execute the registrations pursuant to these terms and conditions without the consent of the warrant holders.

7. Ceasing of employment or service relationship

Should the employment or service relationship in the Amer group of the respective warrant holder cease subsequent to the subscription for warrants but prior to the share subscription period for reasons other than retirement for pension, permanent disability to work or death, the warrants of such warrant holder shall, without consideration and any further measures, transfer to Amera Oy at the time of cessation of the respective employment or service relationship. Amera Oy shall have the right to transfer such option rights pursuant to these terms and conditions. The Company shall have the right to get the transfer to Amera Oy registered in the book-entry system without the consent of the warrant holders in order to ensure the execution of this Section 7.

II TERMS AND CONDITIONS OF SHARE SUBSCRIPTION

8. Maximum increase of the share capital

Each warrant shall entitle its holder to subscribe for one (1) share in the Company, each with an accounted counter value of four (4) Euros. As a result of the share subscriptions, the share capital of the Company may be increased by a maximum of 550,000 shares corresponding to 2,200,000 Euros.

Amera Oy shall have no right to subscribe for shares.

9. Share subscription price

The subscription price shall be the trade volume weighted average quotation of the share of Amer Group Plc on the Helsinki Exchanges between 2 January and 14 February 2004 with an addition of ten (10) per cent, however, not less than the accounted counter value of the share.

10. Subscription and payment of shares

The share subscription period commences on 1 January 2007 and ends on 31 December 2009. With the exception of the 100,000 warrants to be used in connection with acquisitions and other M&A transactions referred to in section 2 above, the warrants that are in the possession of Amera Oy on 31 December 2005 and that have not been transferred to key personnel in the service of the group determined by the Board of Directors of Amer Group Plc before this date shall not entitle to subscription for shares and they shall be automatically become null and void. The Board of Directors of the Company shall notify the annulment of the warrants for registration.

The place of the share subscription shall be the Head Office of the Company, or another location to be announced at a later date. The shares shall be paid for at the time of subscription.

11. Registration of shares

Subscribed and wholly paid shares will be registered in the subscriber's book-entry account.

The Company will approve the subscriptions in its Board meetings that convene regularly. The Company will enter any increase of the share capital, based on the approved subscriptions, for registration in the Trade Register and arrange for the new shares to be traded on Helsinki Exchanges.

The Company's Board of Directors shall not, however, have the obligation to approve any subscription that is made subsequent to the end of an accounting period but prior to the annual general shareholders' meeting.

12. Shareholders' rights

New shares will qualify first for a dividend payment for the financial year during which the subscription takes place. Other rights will commence on the date when the increase in the share capital corresponding to the subscription for shares is entered into the Trade Register.

13. Share issues, convertible bonds, bonds with warrants and warrants prior to the subscription

13.1 Bonus issue

Should the Company increase its share capital through a bonus issue by issuing new shares, the subscription price and the number of shares to be subscribed for based on a warrant shall be amended using the following formulas:

New subscription price = subscription price prior to bonus issue multiplied by the number of shares prior to bonus issue, then divided by number of shares subsequent to bonus issue.

Number of shares to be subscribed for based on all option rights = number of shares prior to bonus issue multiplied by the number of shares subsequent to bonus issue, then divided by the number of shares prior to bonus issue.

Should the new number of shares to be subscribed for based on subscriber's all warrants not be a round figure, the fraction will be taken into consideration by lowering the subscription price.

13.2 New issue, issuing of convertible bonds and warrants

Should the Company, prior to the subscription for shares, increase its share capital through a new issue or an issue of convertible bonds or bonds with warrants or warrants by granting to its shareholders the first right to subscribe, the holders of warrants will have the same or equal rights as shareholders. Equality between shareholders will be addressed by the Company's Board of Directors through an amendment of the number of shares to be subscribed for, the subscription price, or both.

Should the new number of shares to be subscribed for based on subscriber's all warrants not be a round figure, the fraction will be taken into consideration by lowering the subscription price.

14. Rights of warrant holders in certain situations

Should the Company, prior to the subscription for shares, lower its share capital, the right to subscription of the holders of warrants shall be amended accordingly in a manner specified by the Company in its decision to lower the share capital. If such lowering of the share capital is considered to have no financial effects on the

warrant holder, the lowering shall not influence the conditions for the subscription.

Should the Company be placed in liquidation, the terms and conditions of the subscription will remain unchanged.

Should the Company elect to merge with another company as a merging company, or merge with a new company via a combination merger, or to de-merge into two or more companies, the warrant holders will be given the right to subscribe for shares during a period set forth by the Board of Directors prior to such the merger or de-merger. No right to subscription will exist after the above period. In the situation referred to above, the warrant holders shall not have the right to claim that the Company redeems the option rights from them for market value. If the Company is the receiving company in the merger, the terms of the subscription will remain unchanged.

The Company's decision to acquire its own shares shall not have any effect on the warrant holders.

Should a redemption situation arise, as referred to in Chapter 14, Section 19 of the Companies Act, Chapter 6, Section 6 of the Securities Markets Act or Section 13 of the Articles of Association of the Company, the warrant holders will be reserved an opportunity to use their right of subscription during the time period set by the Board of Directors before the redemption. No right to subscription will exist after this period.

Should the accounted counter value of the shares be amended so that the share capital remains unchanged, the terms and conditions of the subscription shall be amended so that the total accounted counter value of shares to be subscribed and the total subscription price remain unchanged. The provisions of section 13 shall be taken into account in any such amendment.

Should the Company's form change from a public limited liability company to a private limited liability company, the terms and conditions of the subscription will remain unchanged.

15. Dispute resolution

The Finnish law shall govern these terms and conditions. Any dispute arising out of these option rights will be settled by one (1) arbitrator in accordance with the Rules of Arbitration of the Finnish Central Chamber of Commerce.

16. Other issues

The Board of Directors of the Company shall decide on other matters relating to the subscription of warrants and shares, such matters

including changes in conditions and specifications, which are not to be considered as of significant nature.

Any benefit derived from the warrants will not be accrued to a pension.

Any notices relating to this warrant program may be sent by mail or e-mail.

The documentation for the warrants will be available for inspection at the Company's Head Office in Helsinki.

These terms and conditions have been drawn up in the Finnish and English language. In the event of inconsistency, the Finnish version shall prevail.

Amer Group Plc

STOCK EXCHANGE RELEASE 1(16)
February 5, 2004 at 1.00 pm

AMER GROUP 2003 FINAL RESULTS

Net sales EUR 1,104.4 million (2002: EUR 1,101.9 million)
Operating profit EUR 101.3 million (2002: EUR 103.0 million)
Profit before extraordinary items and taxes EUR 93.1 million (2002: EUR 95.6 million)
Earnings per share EUR 2.77 (2002: EUR 2.95)
Proposed dividend EUR 1.40 (2002: EUR 1.40)

Amer Group's net sales in 2003 were similar to 2002's with a good level of profitability being achieved. Cash flow from operating activities was also good and the balance sheet remained strong.

Movements in foreign exchange rates depressed Amer Group's net sales by EUR 103.0 million, which was due to the strengthening of the euro especially against the US dollar. The impact on operating profit was slightly negative.

Market conditions in the sports equipment industry were challenging in 2003. In the first half of the year the market suffered from weak demand for sports equipment, especially in the United States. Signs of a pick up in demand were observed in the final quarter, and Amer Group believes that demand will be somewhat brisker in 2004.

In late 2002 Amer acquired Precor, a fitness equipment manufacturer, and following its successful integration into the Group, it achieved the best result in its history in 2003. Team Sports also continued to perform well. However, the golf equipment market remained very competitive, and the Golf Division's sales fell and it became unprofitable.

In November Amer began negotiations concerning its withdrawal from its tobacco business. This will be completed on 26 March 2004, whereupon Amer Group will be a pure sports equipment company focused on achieving its goal of becoming the world leader in its field.

The Board of Directors proposes that a dividend of EUR 1.40 per share be paid for the 2003 financial year, which represents a dividend ratio of 53%. A dividend of EUR 1.40 per share was paid for the 2002 financial year. According to the Board's proposal the record date will be 22 March 2004 and the dividend will be paid on 29 March 2004.

NET SALES AND OPERATING PROFIT

The Group's net sales were EUR 1,104.4 million (2002: EUR 1,101.9 million). The acquisition of the US fitness equipment manufacturer Precor in late 2002 boosted net sales by EUR 137.5 million in 2003.

Foreign exchange rate movements reduced net sales by EUR 103.0 million during the year, due mainly to strengthening of the euro against the US dollar.

Net sales by market area were as follows: North America 51%, Europe 37%, Japan 5%, Asia Pacific 3% and the rest of the world 4%. Sales were flat in Europe and North America and rose by 10% in Asia Pacific. Sales declined in Japan by 11% and in the rest of the world by 12%. Net sales in local currencies rose by 18% in North America, by 3% in Europe and by 27% in Asia Pacific, but declined by 5% in Japan.

The Group's operating profit amounted to EUR 101.3 million (2002: EUR 103.0 million). The net effect of exchange rate movements on operating profit was slightly negative as the currency effect of consolidation could not be fully compensated. Due to competitive markets, the positive effect of cheaper dollar-denominated purchases was diluted by a slight reduction in selling prices in Europe. On the other hand, euro-denominated manufacturing costs could not be fully passed on in terms of selling prices in the United States.

The inclusion of the Fitness Equipment Division for its first full year of ownership boosted operating profit by EUR 14.9 million (after goodwill amortization). The Group's operating profit as a proportion of net sales was 9.2% (2002: 9.3%). Profit before extraordinary items and taxes totaled EUR 93.1 million (2002: EUR 95.6 million) and net profit was EUR 64.7 million (2002: EUR 68.5 million). Earnings per share were EUR 2.77 (2002: EUR 2.95). Group operating profit included a gain of USD 23.0 million, i.e. EUR 20.5 million, following the amicable settlement of a patent litigation case in the United States.

Net financing expenses were EUR 8.2 million (2002: EUR 7.4 million), representing 0.7% of net sales.

Taxes for the 2003 financial year were EUR 28.0 million (2002: EUR 26.5 million). The tax rate rose from 28% to 30%.

Return on capital employed (ROCE) fell from 18.3% to 16.9%. Return on equity was down from 15.5% to 14.5%.

Q4 RESULTS

The Group's Q4 net sales were EUR 267.6 million (2002: EUR 266.1 million). Exchange rate movements depressed net sales by EUR 20 million.

The Group's Q4 operating profit was EUR 19.0 million (2002: EUR 25.8 million). The reduction in operating profit was principally due to losses reported by the Golf Division. Exchange rate movements had a

minimal impact on operating profit in the fourth quarter. Q4 profit before extraordinary items and taxes was EUR 17.1 million (2002: EUR 23.6 million).

The fourth quarter is high season for Winter Sports, which thus accounts for a larger share of the Group's net sales in Q4 than it does in the preceeding quarters. Atomic's fourth-quarter net sales rose by 10% and operating profit fell by 4% compared with Q4 of the previous year.

DIVISIONAL REVIEWS

The Racquet Sports Division's net sales in 2003 were EUR 210.9 million (2002: EUR 243.9 million). Operating profit was EUR 20.4 million (2002: EUR 25.6 million). Comparable net sales in local currencies fell by 2%. Sales picked up in the second half of the year, and comparable H2 net sales in local currencies were 4% up on the same period in 2002. Wilson strengthened its position as the No. 1 brand in tennis equipment. The company's global market share rose to 36% in tennis racquets and to 24% in tennis balls.

The Golf Division made an operating loss of EUR 11.4 million (2002: operating profit EUR 7.1 million) on net sales of EUR 158.5 million (2002: EUR 213.3 million). Comparable net sales in local currencies fell by 16%. Sales of golf balls weakened amidst fierce competition, and Wilson's market share in golf balls fell to 4%. The market share in golf clubs also fell to 4%. The primary goal for the Golf Division in 2004 is a return to profitability.

The Team Sports Division's net sales were EUR 183.6 million (2002: EUR 203.9 million) and its operating profit was EUR 21.1 million (2002: EUR 24.0 million). In local currencies, net sales rose by 7% and operating profit by 4%. Sales of baseball and softball bats rose by 21% and sales of basketballs by 10%. In November, Team Sports' baseball and softball businesses were expanded into training equipment with the acquisition of Athletic Training Equipment Company Inc. (ATEC). The acquisition price was USD 10.5 million. ATEC's net sales are about USD 11 million and the company is highly profitable.

In addition to sales of racquet sports, golf and team sports equipment, global sales of other products manufactured under license from Wilson totaled approximately EUR 120 million.

The 2002/2003 winter sports season began with poor snow conditions in Germany and Austria, which reduced the volume of re-orders received at the beginning of 2003. The Winter Sports Division's net sales fell by 6% to EUR 188.5 million (2002: EUR 201.6 million). Net sales in local currencies were down 3%. Operating profit was EUR 28.3 million (2002: EUR 39.6 million). Atomic retained in position

as the world's No. 1 alpine ski brand. In December, the Company acquired Volant, an upmarket North American ski brand. The acquisition also included several ski technology patents. The Volant brand's annual net sales total approximately EUR 4 million.

Precor's first full year as Amer Sports' Fitness Equipment Division was a successful one. Net sales were EUR 177.0 million (pro forma 2002: EUR 202.4 million) and operating profit EUR 26.8 million (pro forma 2002: EUR 23.4 million). Comparable net sales in local currencies rose by 3% and operating profit was up significantly. The strongest growth was in sales of stationary cycles.

Suunto continued to focus on sports instruments and sales of Suunto wristop computers rose by 5% in 2003. Wristop computers and diving instruments accounted for 64% (2002: 60%) of Suunto's net sales. Net sales in local currencies fell by 6%, as non-core third-party products were eliminated from the company's product range and demand for diving instruments declined. Euro-denominated net sales fell by 10% to EUR 76.6 million (2002: EUR 85.3 million). Operating profit was EUR 7.5 million (2002: EUR 10.5 million).

In tobacco, the Finnish market contracted and Amer Tobacco's net sales fell by 4% to EUR 109.3 million (2002: EUR 114.4 million) as a result. Net sales were also depressed by the increased popularity of low-priced products and the impact of a price reduction affecting the L&M product family. Operating profit rose by 3% to EUR 9.5 million (2002: EUR 9.2 million) as the strength of the euro against the US dollar reduced raw material costs. The Company paid excise duty of EUR 391.1 million on cigarettes.

CAPITAL EXPENDITURE

The Group's gross capital expenditure on fixed assets was EUR 18.4 million (2002: EUR 24.1 million).

EUR million	2003	2002
Racquet Sports	3.2	6.0
Golf	2.3	1.3
Team Sports	1.8	5.0
Winter Sports	5.3	6.4
Fitness Equipment	3.1	0.5
Sports Instruments	1.1	2.3
Tobacco	1.2	1.7
Headquarters	0.4	0.9
Total	18.4	24.1

Investments in production accounted for most of the capital expenditure.

Atomic Sports Europe Services GmbH built a logistics centre at Überherrn in Germany in December 2002. EUR 2.2 million of the investment was allocated to the 2003 financial year. Since January 2003 Suunto's shipments to all the main markets of Europe have been handled directly from Überherrn. Shipments of racquet sports and team sports equipment from Überherrn began in summer 2003.

Income from sales of real estate shares and other fixed assets totaled EUR 6.2 million during the year.

RESEARCH AND DEVELOPMENT

R&D expenditure amounted to EUR 30.7 million (2002: EUR 23.9 million), representing 2.8% (2002: 2.2%) of net sales.

EUR million	2003	2002
Racquet Sports	4.6	5.4
Golf	3.5	4.5
Team Sports	1.7	2.0
Winter Sports	6.1	5.3
Fitness Equipment	8.8	1.7
Sports Instruments	6.0	5.0
Tobacco	-	-
Total	30.7	23.9

FINANCIAL POSITION AND CASH FLOW

The Group's financial position and liquidity remained strong during the year. Cash flow from operating activities after interest and taxes was EUR 88.6 million (2002: EUR 90.0 million). There was a net cash outflow relating to acquisitions and capital expenditure on fixed assets of EUR 23.8 million (2002: EUR -net cash outflow 177.8 million). Dividends totaling EUR 33.0 million (2002: EUR 25.9 million) were paid.

The Group's year-end net debt totaled EUR 140.6 million (2002: EUR 209.9 million). Exchange rate movements reduced net debt by EUR 33 million.

Most of the Group's financing is raised through the issuance of commercial paper. In January 2003 the Group's existing EUR 100 million commercial paper program was increased to EUR 200 million. The Group did not initiate any other significant new financing-related measures during the year.

At the end of 2003, EUR 32.2 million of the Group's debt matured after 12 months. In addition the Group had EUR 139 million of unused committed credit facilities, of which EUR 99 million will mature after 2004.

The equity ratio rose during the year to 50.5% (2002: 45.6%), and gearing was 31% (2002: 47%).

PERSONNEL

The number of Amer Group employees rose by 74. At the end of the year the Group had 4,013 (2002: 3,939) employees. The average number of employees during 2003 was 4,089 (2002: 3,827).

	31 Dec 2003	31 Dec 2002
Racquet Sports	614	562
Golf	799	805
Team Sports	530	505
Winter Sports	712	636
Fitness Equipment	471	464
Sports Instruments	519	577
Tobacco	323	346

The Parent Company, Amer Group Plc, had 45 (2002: 44) employees at the end of the year with an average of 45 (2002: 45) during the year.

At the end of the year, the Group had 1,554 employees in the United States, 652 in Finland, 590 in Austria and 1,217 in the rest of the world.

THE PARENT COMPANY'S BOARD OF DIRECTORS AND AUDITOR

At the Annual General Meeting held on 20 March 2003 it was resolved that the Board of Directors would consist of six members. Of the Board Members whose terms of office were scheduled to expire, Mr Ilkka Brotherus and Mr Timo Maasilta were re-elected for the term 2003-2005 and Mr Tuomo Lähdesmäki was re-elected for the term 2003-2004. Mr Felix Bjöklund (term 2002-2004), Mr Pekka Kainulainen (term 2001-2003), and Mr Roger Talermo (term 2001-2003) continued to serve as Board Members. At its first meeting the new Board of Directors elected Mr Pekka Kainulainen as Chairman and Mr Ilkka Brotherus as Vice Chairman.

SVH PricewaterhouseCoopers Oy, Authorised Public Accountants, were elected Auditors of the Company, with the auditor in charge being Mr Göran Lindell, A.P.A.

SHARES

The Company had 12,314 registered shareholders at the end of the year. Nominees accounted for 47% (2002: 54%) of the total shares in issue.

The last Amer Group Plc share trade in 2003 on Helsinki Exchanges was executed at a price of EUR 34.35, representing a 2% decline over the year. Altogether 75% of the shares in issue changed hands during the year, with 17.1 million shares or 73% being traded on the Helsinki Exchanges, and 0.5 million or 2% on the London Stock Exchange. The share price was at its lowest in June and at its highest in January. In Helsinki, the share price high was EUR 36.50 and the low EUR 26.03, averaging EUR 30.07.

In June the Company was notified that Fidelity International Limited's holding of Amer Group Plc shares and voting rights had fallen to 9.90%. In October Fidelity International Limited reported that its holding had fallen to 4.97%.

The 1998 C warrants, the subscription period of which began on 1 January 2003, were listed on Helsinki Exchanges and combined with the A/B warrants as one security on 2 January 2003.

During the year a total of 257,500 new shares subscribed for on the basis of the 1998 A/B/C warrants scheme were registered, as a consequence of which Amer Group's share capital grew by EUR 1,030,000 in 2003. In December 2003 a total of 91,100 shares were subscribed for on the basis of the 1998 warrants scheme. Of these, 38,450 were registered in January 2004 and 52,650 will be registered in February 2004. After the corresponding increases in share capital, the number of shares that can still be subscribed for on the basis of the 1998 warrant scheme is 382,900.

The Annual General Meeting held on 20 March 2003 approved a new warrant scheme. By the end of the subscription period all 550,000 warrants of the 2003 scheme had been subscribed. The subscription period was 10 April - 30 June 2003. Each warrant may be exercised to subscribe for one Amer Group Plc share. The share subscription period is 1 January 2006 - 31 December 2008 and the subscription price is EUR 37.90.

The Annual General Meeting decided to reduce the maximum number of 2002 warrants to 572,500 and to cancel the 327,500 still undistributed warrants of that scheme. As a consequence of this decision, the Company's share capital may still increase by EUR 2,290,000 instead of EUR 3,600,000, and the number of issued shares may rise by 572,500 instead of 900,000.

The Board of Directors also decided to reduce the Company's share capital by EUR 3,873,200 by cancelling without charge 968,300 of its own shares held by the Company. However, the notice of registration of the share capital reduction was sent to the Trade Registry after the statutory one-month deadline, as a consequence of which the AGM's approval of the reduction was invalidated. As the cancelled shares are held by the Company, the failure to register the

reduction in time has no effect on the Company's business or its financial standing. The Board of Directors decided that the matter would be resubmitted to the 2004 Annual General Meeting and that no Extraordinary General Meeting would be convened for that purpose.

At the end of the year the Company held 968,300 own shares, representing 4% of the share capital and votes.

At the end of the year, the number of the shares in issue was 24,453,520 and the share capital totaled EUR 97,814,080. The Company's year-end market capitalization excluding own shares was EUR 806.7 million.

At the end of the year under review the Board of Directors had no outstanding authorizations to issue shares.

AMER GROUP GAINS USD 23 MILLION FROM PATENT LITIGATION SETTLEMENT

Amer Group's results for the 2003 financial year includes a gain of USD 23 million, i.e. EUR 20.5 million, following the amicable settlement of a patent litigation case in the USA. The Life Fitness division of Brunswick Corporation paid the settlement amount in return for a sublicense to use Precor's patented technology in elliptical fitness equipment. In addition, Precor will receive royalties on all future sales of Life Fitness products in which the patented technology is used.

REORGANIZATION OF WILSON

In April 2003, Amer Sports initiated a reorganization of its Wilson businesses in the United States. Wilson's corporate functions were decentralized to the business areas, the management functions responsible for the sales of Wilson Golf and Wilson Racquet Sports in the US were combined, and Wilson's remaining golf club and bag assembly operations in the US were outsourced. The reorganization and associated adjustment of its cost structure to correspond to prevailing business and market conditions is expected to yield savings of about USD 12 million in 2004. 2003's results include additional costs of about EUR 4 million arising from this reorganization.

WITHDRAWAL FROM THE TOBACCO BUSINESS

In November, Amer Group announced that it was reviewing the possibility of withdrawing from its non-core tobacco business. On 26 November, Amer Tobacco Ltd began employer/employee negotiations in this respect. In January 2004, Philip Morris and Amer Tobacco reached an agreement on the premature termination of the latter's manufacturing and marketing license and on the sale of certain assets. The consideration from Philip Morris will be EUR 29 million

and the estimated positive impact on Amer's operating profit in the first quarter of 2004 EUR 18 million. In addition, Philip Morris will also acquire Amer Tobacco's inventory following a physical count on 26 March 2004.

The exclusive right Amer Tobacco Ltd holds to produce and sell Philip Morris cigarettes in Finland will end on 26 March 2004. Altogether 250 jobs will be lost as a consequence of production being discontinued. Seventy Amer Tobacco staff will be transferred to Philip Morris as part of the agreement. Amer Tobacco's factory premises are not included in the deal. The transaction requires approval from the relevant competition authorities.

EVENTS FOLLOWING THE YEAR END

In January 2004 the Fitness Equipment Division strengthened its position as a full-line supplier of fitness equipment by acquiring the operations of Fitness Products International (FPI), a manufacturer of strength training equipment. The acquisition price was USD 11.8 million. FPI's main brand is Icarian and its product range includes single and multi-station selectorized equipment, natural motion models and plate equipment. FPI is a profitable company generating annual sales of approximately USD 13 million.

ClubCom, a provider of private television network systems and audio/video entertainment to clubs and fitness facilities, and Cardio Theater, ClubCom's video hardware and system division, were also acquired in January 2004. The total acquisition price was USD 22 million. The annual net sales of ClubCom and Cardio Theater are approximately USD 15 million, the majority of which is generated by Cardio Theater. Cardio Theater's operations are profitable, whereas ClubCom is still in an unprofitable development stage.

In January 2004, Amer Group reorganized its corporate management structure. The Group's Executive Team now comprises Mr Roger Talermo, President & CEO; Mr Pekka Paalanne, Senior Vice President & CFO; Mr Max Alfthan, Senior Vice President, Corporate Communications; and Mr Kari Kauniskangas, Senior Vice President, Sales & Distribution. Mr Paalanne also acts as Deputy to the President & CEO.

Working alongside the Executive Team is the Amer Sports Executive Board, which comprises representatives from the business areas and key corporate functions. A Management Team has also been established. This comprises the members of the Executive Team plus Mr Eero Alperi (MIS & Supply Chain Development), Ms Christel Berghäll (Human Resources), Mr Heikki Koponen (Legal Affairs), Mr Jari Melgin (Treasury & Investor Relations) and Mr Kai Tihilä (Business Planning & Control).

ADOPTION OF IFRS

The Commission of the European Union has ruled that all publicly listed companies in the EU must prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) by 2005 at the latest. Amer Group plans to switch to IFRS when the amended IAS 22 standard on business combinations comes into force. The standard is due to come into effect in the first quarter of 2004.

The introduction of IFRS rules will change Amer Group's accounting policies mainly as follows: goodwill amortization charges will be replaced by goodwill impairment testing, and the recognition policies for defined benefit pension plans will change. One-off valuation adjustments (e.g. with regard to pension plans) at the time of transition will weaken the equity ratio somewhat. The introduction of IFRS rules is expected to improve the 2004 result, as compared with the current accounting policies, primarily due to the abolition of annual goodwill amortization charges and changes to the recognition policies for defined benefit pension plans.

Amer Group applies hedge accounting complying with IFRS rules from 1 January 2004.

Before the publication of its first IFRS based quarterly results, Amer Group will announce how the new accounting rules will affect the Group's results, balance sheet and other reported figures.

OUTLOOK FOR 2004

Withdrawal from the tobacco business will complete Amer Group's evolution into a pure sports equipment company focused on achieving its goal of becoming the world leader in its field. With a strong cash flow and balance sheet as well as a good position in the sports equipment market, Amer Group has a firm foundation to advance the strategic development of its businesses. Amer Group is convinced that the sports equipment market will grow as people's leisure time, living standards and awareness of the importance of physical and mental wellbeing increase.

The global economy is showing signs of picking up, although its future progress is still subject to some uncertainty. The weakening of demand for sports equipment has bottomed out, and Amer believes that demand will start to rise slowly but steadily during 2004.

Amer Group aims to increase its net sales by at least 10% per annum. The primary focus is on organic growth, but the Company actively monitors structural change within the industry and is ready to make acquisitions that fit in with its strategy and thereby will

strengthen Amer Sports as a whole. The target for operating profit as a proportion of net sales is 10%.

The steps taken during 2003 such as Wilson's reorganization and strengthening of the supply chain is expected to help Amer Group to achieve its financial goals. In 2003 Amer Sports' sales and distribution system was strengthened in Switzerland and Japan, and Precor is also starting to reap the benefits provided by Amer Sports' distribution network. In 2004 Amer Group will further strengthen its market position in all its business areas by launching innovative new products and making additional improvements to its distribution system.

The Racquet Sports Division's net sales and operating profit in local currencies are expected to rise in 2004, the biggest opportunities for business growth being in Europe and Japan. The primary goal for the Golf Division in 2004 is a return to profitability. The Golf Division's net sales in local currencies are expected to remain unchanged. Team Sports' net sales in local currencies are expected to grow due to new product launches and the benefits of the acquisition of ATEC. Operating profit is also expected to increase.

Winter Sports will continue to invest in the North American and Japanese snowboard and alpine skiing markets, which are thought to offer the best growth opportunities, and net sales and operating profit in local currencies are expected to rise in 2004. Recent acquisitions have further strengthened Precor's position as a full-line supplier of fitness equipment. Its offering now ranges from elliptical fitness equipment and strength training systems to in-club entertainment services. The Fitness Equipment Division's net sales in local currencies are expected to rise substantially. Operating profit is also expected to increase. Suunto's net sales and operating profit in local currencies are expected to rise in 2004. In particular, sales of wristop computers are expected to grow, boosted by new product launches, and also sales of diving instruments are expected to rise.

Amer Group's sports equipment business's net sales and operating profit in local currencies are expected to be clearly higher than in 2003 (excluding the 2003 patent litigation settlement). Amer Group will withdraw from its tobacco business on 26 March 2004, and Amer Tobacco is expected to contribute an operating profit of about EUR 18 million in 2004.

PROPOSED DIVIDEND

Amer Group pursues a progressive dividend policy reflecting its results, with the objective of distributing a dividend of at least one third of annual net profits. The Board of Directors will

therefore propose to the Annual General Meeting that a dividend of EUR 1.40 (2002: EUR 1.40) per share be paid for the 2003 financial year, representing 53% of the profit for the financial year. The dividend will be paid to all those included on the list of shareholders kept by the Finnish Central Securities Depository on the record date (22 March 2004). The Board of Directors will propose to the Annual General Meeting that the dividend be paid on 29 March 2004.

CONSOLIDATED RESULTS

EUR million	2003	2002	Change %
NET SALES	1,104.4	1,101.9	
Depreciation	38.7	34.4	
OPERATING PROFIT	101.3	103.0	-2
Net financing expenses	-8.2	-7.4	
PROFIT BEFORE EXTRAORDINARY ITEMS	93.1	95.6	-3
Extraordinary items	-	-	
PROFIT BEFORE TAXES	93.1	95.6	-3
Taxes	-28.0	-26.5	
Minority interest	-0.4	-0.6	
PROFIT	64.7	68.5	
Earnings per share, EUR	2.77	2.95	
Earnings per share, diluted, EUR	2.76	2.91	
Adjusted average number of shares in issue less own shares, million	23.3	23.2	
Equity per share, EUR	18.94	19.17	
ROCE, %	16.9	18.3	
ROE, %	14.5	15.5	
Average rates used:			
EUR 1.00 = USD	1.13	0.94	
AVERAGE PERSONNEL	4,089	3,827	

In financial ratios shareholders' equity and number of shares exclude own shares.

NET SALES BY BUSINESS AREAS

	2003	2002	Change %
Racquet Sports	210.9	243.9	-14
Golf	158.5	213.3	-26
Team Sports	183.6	203.9	-10
Winter Sports	188.5	201.6	-6
Fitness Equipment	177.0	39.5	
Sports Instruments	76.6	85.3	-10
Tobacco	109.3	114.4	-4
Net sales, total	1,104.4	1,101.9	

OPERATING PROFIT BY BUSINESS AREAS

	2003	2002	Change %
Racquet Sports	20.4	25.6	-20
Golf	-11.4	7.1	
Team Sports	21.1	24.0	-12
Winter Sports	28.3	39.6	-29
Fitness Equipment	26.8	6.3	
Sports Instruments	7.5	10.5	-29
Tobacco	9.5	9.2	3
Headquarters	-6.6	-9.2	
Group goodwill	-14.8	-10.1	
Patent settlement	20.5	-	
Operating profit, total	101.3	103.0	-2

GEOGRAPHIC BREAKDOWN OF NET SALES

	2003	%	2002	Change %
North America	562.7	51	558.5	1
Finland	100.2	9	109.5	-8
Rest of Europe	312.2	28	296.0	5
Japan	49.8	5	56.2	-11
Asia Pacific	38.4	3	34.8	10
Other	41.1	4	46.9	-12
Total	1,104.4	100	1,101.9	

CONSOLIDATED CASH FLOW STATEMENT

	2003	2002
Net cash from operating activities	88.6	90.0
Net cash from investing activities	-23.8	-177.8
Net cash from financing activities		
Dividends paid	-33.0	-25.9
Issue of shares	4.9	1.4
Change in net debt	-40.6	119.7
Net increase/decrease in cash and cash equivalents	-3.9	7.4
Cash and cash equivalents at 1 Jan	31.0	25.7
Cash and cash equivalents at 31 Dec	27.1	33.1

CONSOLIDATED BALANCE SHEET

Assets	31 Dec 2003	31 Dec 2002
Goodwill	266.7	312.1
Other intangible fixed assets	19.2	20.9
Tangible fixed assets	110.1	126.5
Long-term investments	43.2	50.3

Inventories and work in progress	136.9	156.4
Receivables	309.5	308.2
Marketable securities	1.0	-
Cash and cash equivalents	26.1	33.1
Assets	912.7	1,007.5

Shareholders' equity and liabilities	31 Dec 2003	31 Dec 2002
Shareholders' equity	469.9	470.2
Minority interest	3.0	3.2
Provision for contingent losses	29.5	19.9
Long-term interest-bearing liabilities	32.2	48.2
Other long-term liabilities	22.1	17.3
Short-term interest-bearing liabilities	135.5	194.8
Other short-term liabilities	220.5	253.9
Shareholders' equity and liabilities	912.7	1,007.5
Equity ratio, %	50.5	45.6
Gearing, %	31	47
EUR 1.00 = USD	1.26	1.05

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	31 Dec 2003	31 Dec 2002
Charges on assets	-	-
Mortgages pledged	17.1	18.2
Guarantees	3.8	1.4
Liabilities for leasing and rental agreements	44.4	48.0
Other liabilities	33.7	32.0

There are no guarantees or contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	31 Dec 2003	31 Dec 2002
Nominal value		
Foreign exchange forward contracts	251.3	217.9
Forward rate agreements	100.0	-
Interest rate swaps	99.0	119.2
Fair value		
Foreign exchange forward contracts	19.0	12.9

Forward rate agreements	-0.1	-
Interest rate swaps	-1.7	-1.6

QUARTERLY BREAKDOWNS

EUR million	2003				2002			
	IV	III	II	I	IV	III	II	I
NET SALES								
Racquet Sports	37.8	57.5	58.7	56.9	39.3	60.2	70.6	73.8
Golf	22.6	32.2	61.1	42.6	28.5	39.2	79.4	66.2
Team Sports	40.4	38.6	41.5	63.1	41.9	41.4	48.6	72.0
Winter Sports	72.0	83.3	7.2	26.0	65.4	93.8	11.3	31.1
Fitness Equipment	48.4	42.8	34.4	51.4	39.5	-	-	-
Sports Instru-ments	20.7	16.4	19.4	20.1	23.5	17.7	22.6	21.5
Tobacco	25.7	30.3	29.5	23.8	28.0	31.3	30.3	24.8
Total	267.6	301.1	251.8	283.9	266.1	283.6	262.8	289.4
OPERATING PROFIT								
Racquet Sports	1.9	7.8	6.9	3.8	3.2	6.6	9.5	6.3
Golf	-8.1	-5.6	4.4	-2.1	-3.6	-2.1	12.9	-0.1
Team Sports	3.6	2.6	4.0	10.9	3.2	2.5	6.6	11.7
Winter Sports	16.0	24.9	-9.0	-3.6	16.6	31.3	-6.8	-1.5
Fitness Equipment	7.5	7.5	2.9	8.9	6.3	-	-	-
Sports Instru-ments	1.6	1.9	1.8	2.2	3.7	2.1	3.1	1.6
Tobacco	2.0	2.8	3.2	1.5	1.9	2.3	3.3	1.7
Head-quarters	-1.9	-1.2	-1.0	-2.5	-2.1	-1.9	-3.1	-2.1
Group goodwill	-3.6	-3.7	-3.7	-3.8	-3.4	-2.1	-2.3	-2.3
Patent settlement	-	20.5	-	-	-	-	-	-
Total	19.0	57.5	9.5	15.3	25.8	38.7	23.2	15.3

All forecasts and estimates mentioned in this report are based on management's current judgement of the economic environment and the actual results may be significantly different.

The Group's annual report will be published during week 10. The interim reports in 2004 will be published on 28 April, 12 August and 27 October, respectively.

The Company's Annual General Meeting will be held on Wednesday, 17 March 2004 at 1:00 pm at Amer Group Plc's headquarters in Helsinki (Mäkelänkatu 91).

AMER GROUP PLC
Board of Directors

For further information, please contact:
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

AMER GROUP PLC
Communications



Päivi Antola, Communications Manager
Tel. +358 9 7257 8306, e-mail: paivi.antola@amersports.com
www.amersports.com

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

Amer Group Plc

STOCK EXCHANGE RELEASE 1(2)
January 30, 2004 at 3.30 pm

AMER GROUP REACHES AGREEMENT WITH PHILIP MORRIS REGARDING AMER'S TOBACCO BUSINESS

Further to Amer Group Plc's announcement indicating its intention to withdraw from its non-core tobacco business (18 November 2003), Amer Group has today reached an agreement with Philip Morris regarding its tobacco business.

Amer will withdraw from its tobacco business on 26 March 2004 as Philip Morris has agreed to buy back the exclusive right Amer Tobacco Ltd holds to produce and sell Philip Morris cigarettes in Finland. Additionally, Philip Morris will acquire Amer Tobacco's cigarette trademarks and certain machinery and equipment. The consideration will be EUR 29 million and the estimated positive impact on Amer's operating profit in the first quarter of 2004 will be EUR 18 million. In addition, Philip Morris will also acquire Amer Tobacco's inventory following a physical count on 26 March 2004.

After 26 March 2004 a Philip Morris affiliate will be responsible for the sales of Philip Morris brands of tobacco products in Finland.

Seventy Amer Tobacco staff are being transferred to Philip Morris as part of the agreement. Amer Tobacco's factory premises are not included in the deal.

The transaction requires approval from the relevant competition authorities.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager
Tel. +358 9 7257 8306, e-mail: firstname.lastname@amersports.com
www.amersports.com

Further information:

Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212
Mr Max Alfthan, Senior Vice President, Corporate Communications, tel. +358 9 7257 8216

DISTRIBUTION:

Hex Helsinki Exchanges

Major media

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognized brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.

Amer Group Plc

STOCK EXCHANGE RELEASE 1(2)
January 28, 2004 at 10.45 am

AMER GROUP REORGANISES ITS MANAGEMENT STRUCTURE

Amer Group Plc is reorganising its management structure. As of 28 January 2004, the Group's Executive Team will consist of Mr Roger Talermo, President & CEO; Mr Pekka Paalanne, Senior Vice President & CFO; Mr Max Alfthan, Senior Vice President, Corporate Communications; and Mr Kari Kauniskangas, Senior Vice President, Sales & Distribution. Mr Paalanne will also act as Deputy to the President & CEO.

The Amer Sports Executive Board, which comprises the Executive Team and the Presidents of the Group's businesses, will continue to work together to ensure that Amer Sports' strategy is consistently implemented in all its businesses. The members of the Amer Sports Executive Board are Roger Talermo (Chairman), Pekka Paalanne, Max Alfthan, Kari Kauniskangas, Mr Paul Byrne (Fitness Equipment, Precor), Mr Dan Colliander (Sports Instruments, Suunto), Mr Chris Considine (Team Sports, Wilson), Mr Steve Millea (Golf & Racquet Sports, Wilson) and Mr Michael Schineis (Winter Sports, Atomic).

Additionally, a head office Management Team has also been established. Members of this group, in addition to the Executive Team members, are Mr Eero Alperi (MIS & Supply Chain Development), Ms Christel Berghäll (Human Resources), Mr Heikki Koponen (Legal Affairs), Mr Jari Melgin (Treasury & Investor Relations) and Mr Kai Tihilä (Business Planning & Control).

Mr Kari Kauniskangas who now will be a member of the Executive Team has previously been the President of Amer Sports Europe in Munich. Mr Kauniskangas will be located in Helsinki, Finland, and report to Mr Roger Talermo, President & CEO of Amer Group.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager
Tel. +358 9 7257 8306, e-mail: firstname.lastname@amersports.com
www.amersports.com

Further information:

Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Max Alfthan, Senior Vice President, Corporate Communications, tel. +358 9 7257 8216

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.

Amer Group Plc

STOCK EXCHANGE RELEASE 1(2)
January 23, 2004 at 9.15 am

AMER GROUP'S PRECOR ACQUIRES CLUBCOM AND CARDIO THEATER

Amer Group Plc's Fitness Equipment business, Precor Inc., is further strengthening its position in the fitness market by acquiring ClubCom, a provider of private television networks to clubs and fitness facilities. In addition, Precor is also acquiring ClubCom's video hardware and system division Cardio Theater. The total consideration for the acquisition is USD 22 million.

ClubCom's offering includes audio/video entertainment and network systems, with technology enabling clubs to customize programming. Cardio Theater is the US market leader in video hardware and systems in clubs and fitness facilities. The acquisition excludes ClubCom's advertising sales division.

ClubCom's technology platform is expected to enhance Precor's growth potential as a result of its full-line product offering and value-added services. The annual sales of the acquired businesses of ClubCom and Cardio Theater are approximately USD 15 million, of which the majority relates to Cardio Theater. Cardio Theater's operations are profitable, whereas ClubCom is a developing technology requiring investment. ClubCom is based in Pittsburgh, PA, USA and employs 67 staff.

The ClubCom acquisition closely follows the purchase of Fitness Products International on 13 January 2004, best known for its Icarian strength equipment brand. These acqusitions have enabled Precor to improve its product offering at a time when the fitness market is both consolidating and focusing on developing stronger relationships with suppliers who can offer a complete range of products. Precor also expanded its service offering recently by introducing a new financing program for commercial customers.

Precor manufactures technically advanced premium-quality fitness equipment for the commercial and home markets, featuring aerobic exercise equipment, and stretching and strength-training systems. Precor is the world's leading manufacturer of elliptical cross-trainers.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager
Tel. +358 9 7257 8306, e-mail: firstname.lastname@amersports.com
www.amersports.com

Further information:

Mr Max Alfthan, Vice President, Corporate Communications, tel. +358 9 7257 8216
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

www.clubcom.com
www.precor.com

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.

Amer Group Plc

STOCK EXCHANGE ANNOUNCEMENT 1(1)
January 22, 2004 at 10.15 am

Amer Group: Exercise of 1998 warrants

A total of 38,450 Amer Group Plc shares have been subscribed for as a result of an exercise of its 1998 A/B/C warrants. The corresponding increase in the Company's share capital amounting to EUR 153,800 was registered on 22 January 2004. As a result of this increase, Amer Group Plc's share capital now totals EUR 97,967,880 and the total number of shares in issue is 24,491,970.

As these shares were subscribed for and paid up in 2003, they are consequently entitled to dividends for the 2003 financial year. Other shareholder rights commence from the registration date. The new shares will be listed on the Helsinki Exchanges on 23 January 2004 and will also be listed on the London Stock Exchange.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager

For further information, please contact:

Mr Jari Melgin, Corporate Treasurer, tel. +358 9 7257 8233

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.

Amer Group Plc

RELEASE 1(1)
January 15, 2004 at 3.15 pm

AMER GROUP ESTABLISHES NOMINATION COMMITTEE

The board of directors of Amer Group has established a Nomination Committee for the Company. The Committee is responsible for preparing proposals for the annual general meeting with regards to the composition of the board to be approved by shareholders.

The Nomination Committee consists of the following members of the Board: Felix Björklund (chairman of the committee), Pekka Kainulainen and Timo Maasilta, effective immediately.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager
Tel. +358 9 7257 8306, e-mail: firstname.lastname@amersports.com
www.amersports.com

For further information, please contact:

Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.

Amer Group Plc

STOCK EXCHANGE RELEASE 1(1)
January 15, 2004 at 9.00 am

AMER TOBACCO'S EMPLOYER/EMPLOYEE NEGOTIATIONS CONCLUDED

Amer Tobacco Ltd has concluded the employer/employee negotiations initiated on 26 November 2003, following the announcement of Amer Group's intention to withdraw from its Tobacco business on 18 November 2003. Due to production being discontinued, 250 employees will be made redundant. Production itself is expected to end on 26 March 2004.

Negotiations with Philip Morris continue with regard to terminating the license agreement prematurely as well as in respect of Philip Morris taking over Amer Tobacco's own trademarks, sales and marketing functions, stocks, machinery and equipment. Functions that are under consideration to be transferred to Philip Morris employ 70 persons.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager
Tel. +358 9 7257 8306, e-mail: firstname.lastname@amersports.com
www.amersports.com

Further information after 3 pm:

Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

Amer Group Plc

STOCK EXCHANGE RELEASE 1(2)
January 13, 2004 at 9.00 am

AMER GROUP'S FITNESS EQUIPMENT BUSINESS AREA EXPANDS TO STRENGTH TRAINING

Amer Group Plc's Fitness Equipment business area, Precor Inc., is strengthening its position as a full-line supplier of fitness equipment by acquiring Fitness Products International (FPI), a strength product producer. Consideration for the acquisition is USD 11.8 million. FPI's main brand is Icarian.

The fitness club market is consolidating and club chains now value full-line fitness equipment suppliers more highly. Precor's offering is also complemented by financing solutions for fitness clubs, as well as an established international distribution network.

FPI's offerings include single and multi-station selectorised equipment, free motion models and plate equipment. FPI's annual sales are approximately USD 13 million and the company is profitable. The company employs 110 people.

Precor manufactures technically advanced premium-quality fitness equipment for the commercial and home markets, featuring aerobic exercise equipment, and stretching and strength-training systems. Precor is the recognised global leader in elliptical cross-trainers.

AMER GROUP PLC
Communications



Päivi Antola
Communications Manager
Tel. +358 9 7257 8306, e-mail: firstname.lastname@amersports.com
www.amersports.com

Further information:

Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212
Mr Jari Melgin, Corporate Treasurer, tel. +358 9 7257 8233

www.fpifit.com
www.precor.com

AMER GROUP PLC

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture

technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.